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03024837

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tata Power

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

FILE NO. 82- 3733 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 7/29/03

82-3733

ARLS

JUL 22 2003

ARLS
3-31-03

TATA

TATA POWER

84th Annual Report 2002-2003

The Power of Vision





Strong values are the base of any laudable mission and a vision is vital to its realisation. Tata Power's fundamentals have always been very clear in this direction.

values

- Customer Driven
- Result Oriented with Professional Work Culture
- Abide by Tata Code of Conduct
- Earn trust through fair business practices with all stakeholders
- Growth balanced with Environmental Protection and Enrichment
- Corporate Citizenship

mission

- Improving the Quality of Life



vision

- To be an excellent and efficient organisation
- To be a significant player in the National Power Sector
- To participate in adjacent infrastructure businesses that provide opportunities for growth
- To be the best in the Tata Group
- To enjoy the journey with all our Stakeholders



A consistent achiever of business and strategic goals in the past,

Tata Power – a private Power utility of the nation now has a new vision.

With the enactment of the Electricity Bill and opening up of the power sector,

the company is gearing up to meet the challenges

and opportunities in the sector.

The new vision focusses on enhancing business and

customer orientation to achieve its aspirations.

With its ability to manage well in a changing environment

and stimulate ingenuity in its employees,

the company is well poised to grow in the national power arena.



Indian Register Quality Systems

(A Department of Indian Register of Shipping)

ACCREDITED BY THE RvA

© INDIAN REGISTER OF SHIPPING 1993



MGMT. SYS.
RvA C 071

Certificate Of Approval

This is to certify that the Quality Management System of

The Tata Power Company Limited

Trombay Thermal Power Station

Mahul Road, Chembur, Mumbai – 400 074

has been assessed and approved
in accordance with the requirements of

ISO 9001 : 2000

[Exclusions : Design & Development (7.3), Verification of Purchased Product (7.4.3), Post Delivery Activities (7.5.1-f), Validation of Processes for Production and Service Provision (7.5.2)]

with respect to the following scope:

Generation and Supply of Electrical Power to Receiving Stations and Direct Customers; Provision of Technical Services to other Power Plants

This approval is subject to continued satisfactory maintenance of the Quality Management System of the Organisation to the above Standard which will be monitored by IRQS.

Certificate No.: *IRQS/031059* issued at Mumbai on: *13th March 2003*

Original Approval Date : *8th March 2003*
Current Certificate Expiry : *7th March 2006*

K. Madhok
Managing Director





CERTIFICATE OF REGISTRATION

Quality Management System

The Tata Power Company Limited
(Power Systems Division)

Kanak Building
41, Chowringhee Road
Kolkata 700 071
West Bengal
India

Operate a Quality Management System which complies with the requirements of
BS EN ISO 9001:2000
for the activities detailed in the scope of registration.

Certificate No: FM 60728



For and on behalf of BSI
Originally registered: 10 Jan 2003



UKAS
QUALITY MANAGEMENT
003

This is not a legal document and cannot be used as such. This certificate does not expire. To check its validity telephone +44 (0)20 8996 9001 or visit www.bsi-global.com/BusinessPartners. Further clarifications regarding the scope of this certificate and the applicability of ISO 9001:2000 requirements may be obtained by consulting the organization. The British Standards Institution is incorporated by Royal Charter.
Group Headquarters: 389 Chiswick High Road, London W4 4AL, UK.



BSI Management Systems

MC4402/ISSUE1/5A/0201/OKD/RG



Certificate of Approval

Awarded to

THE TATA POWER COMPANY LIMITED
JOJOBERA POWER PLANT,
JAMSHEDPUR – 831 016, JHARKHAND, INDIA.

Bureau Veritas Quality International certify that the Management System of the above operator has been assessed and found to be in accordance with the requirements of the environmental standards and operational scope detailed below

ENVIRONMENTAL STANDARDS

ISO 14001:1996

OPERATIONAL SCOPE

GENERATION OF POWER AT 307.5 MW THERMAL POWER STATION AT TATA POWER, JAMSHEDPUR.

Original approval date: 25 March 2003

Subject to the continued satisfactory implementation of the operator's Management System, this Certificate is valid for a period of three years from:

25 March 2003

Date: 25 March 2003

Managing Office:
BVQI (India) Pvt. Ltd.,
The Leela Galleria, 5th Floor,
Andheri – Kurla Road, Andheri (East),
Mumbai – 400 059, India.



For BVQI B.V
Westblaak 7
3012 KC Rotterdam
NETHERLANDS

Certificate No: 126918

Accredited by the Dutch Council for Accreditation

To be an excellent and efficient organisation

- A sign of our commitment to excel
  - ISO 9001:2000 for Trombay
  - ISO 9001:2000 for Power System Division
  - ISO: 14001:1996 for Jojobera
- Total generation – 12996 MUs. 10.3% higher
- Trombay generation - 9087 MUs. 7.0% higher than last year and highest by Trombay so far
- Revenue from operations
  - PBT Rs. 676.94 cr.
  - PAT – Rs. 519.92 cr. 2.3% increase over last year
  - Income from other businesses – Rs. 88cr. Another all-time high
- Mumbai kept vibrant with essential services in place with innovative islanding scheme during grid failures on the 23rd May, 29th May and 30th July 2002, while western Maharashtra suffered darkness
- Continuous modernisation and cost reduction strategy to emerge as a low cost power producer



Trombay Plant

Load Despatch Centre

Islanded System

NDPL



The Tata Power Company Limited

NOTICE

The EIGHTY-FOURTH ANNUAL GENERAL MEETING of THE TATA POWER COMPANY LIMITED will be held on Monday, the 4th day of August 2003 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020, to transact the following business:-

1. To receive, consider and adopt the Audited Profit and Loss Account for the year ended 31st March 2003 and the Balance Sheet as at that date together with the Report of the Directors and the Auditors thereon.

2. To declare a dividend on Equity Shares.

3. To appoint a Director in place of Mr C P Mistry, who retires by rotation and is eligible for re-appointment.

4. To appoint a Director in place of Mr Syamal Gupta, who retires by rotation and is eligible for re-appointment.

5. **Appointment of Mr F A Vandrevala as Managing Director**

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution :-

   "RESOLVED that, in accordance with the provisions of Sections 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956, the Company hereby approves of the appointment and terms of remuneration of Mr F A Vandrevala, who has been appointed by the Board of Directors as Managing Director of the Company from 1st September 2002 to 31st August 2007, upon the terms and conditions set out in the draft Agreement submitted to this meeting and initialled by the Chairman for the purpose of identification, which Agreement is hereby specifically sanctioned with liberty to the Board of Directors to alter and vary the terms and conditions of the said appointment and/or Agreement in such manner as may be agreed to between the Board of Directors and Mr Vandrevala."

6. **Appointment of Mr P K Kukde as a Director**

   To appoint a Director in place of Mr P K Kukde, who was appointed an Additional Director of the Company on 23rd January 2003 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a member proposing his candidature for the office of Director.

7. **Appointment of Mr P K Kukde as an Executive Director**

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution :-

   "RESOLVED that, in accordance with the provisions of Sections 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956, the Company hereby approves of the appointment and terms of remuneration of Mr P K Kukde, who has been appointed by the Board of Directors as a Whole-time Director (designated Executive Director) of the Company from 23rd January 2003 to 22nd January 2006, upon the terms and conditions set out in the draft Agreement submitted to this meeting and initialled by the Chairman for the purpose of identification, which Agreement is hereby specifically sanctioned with liberty to the Board of Directors to alter and vary the terms and conditions of the said appointment and/or Agreement in such manner as may be agreed to between the Board of Directors and Mr. Kukde."

8. **Commission to Directors**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that pursuant to the provisions of Section 309 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), a sum not exceeding one per cent per annum of the net profits of the Company calculated in accordance with the provisions of Sections 198, 349 and 350 of the Act, be paid to and distributed amongst the Directors of the Company or some or any of them [other than the Managing Director and the Executive Director(s)] in such amounts or proportions and in such manner and in all respects as may be directed by the Board of Directors and such payments shall be made in respect of the profits of the Company for each year of the period of five years commencing 1st April 2003."

9. **Voluntary Delisting of the Company's Equity Shares from certain Stock Exchanges**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that, subject to the provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force and as may be enacted hereinafter), the Securities and Exchange Board of India (Delisting of Securities) Guidelines, 2003 and subject to such approvals, permissions and sanctions, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions, which may be agreed to, by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by this Resolution), consent is hereby accorded to the Board to delist the Company's Equity Shares from all or any of the stock exchanges viz. The Stock Exchange, Ahmedabad at Ahmedabad, The Delhi Stock Exchange Association Limited at Delhi and Pune Stock Exchange Limited at Pune."

10. **Appointment of Auditors**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that Messrs. A F Ferguson & Co. and Messrs. S B Billimoria & Co., the retiring Auditors of the Company, be and are hereby re-appointed Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and to examine and audit the accounts of the Company at Mumbai and the Divisions for the financial year 2003-04 on such remuneration as may be mutually agreed upon between the Board of Directors and the Auditors plus service tax, travelling and out-of-pocket expenses."

11. **Appointment of Branch Auditors**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), the Board of Directors be and is hereby authorised to appoint the Company's Auditors and/or in consultation with the Company's Auditors any person or persons qualified for appointment as Auditor or Auditors of the Company under Section 226 of the Act so far as Branch Offices in India are concerned, or an accountant or accountants duly qualified to act as Auditor or Auditors of the Branch Offices of the Company situated in countries outside India, in accordance with the laws of the country in which the Branch Offices of the Company are situated, to audit the accounts for the financial year 2003-04 of the Company's Branch Offices in India and abroad respectively and to fix their remuneration (which in the case of the Company's Auditors shall be in addition to their remuneration as the Company's Auditors) and the terms and conditions on which they shall carry out the audits."

NOTES:

(a) The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in regard to the business as set out in Item Nos. 5 to 11 above and the relevant details in respect of Item Nos. 3 to 6 pursuant to Clause 49 of the Listing Agreements with the Stock Exchanges, are annexed hereto.

(b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

(c) The Register of Members and the Transfer Books of the Company will remain closed from 8th July 2003 to 4th August 2003, both days inclusive.



(d) Dividend, if declared, will be paid on or after 6th August 2003 to those Members whose names appear on the Company's Register of Members on 4th August 2003. In respect of shares held in electronic form, the dividend will be payable to the beneficial owners of shares as at the end of business hours on 7th July 2003 as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited.

(e) Members are requested to notify immediately any change in their addresses and/or the Bank Mandate details to the Company's Registrars and Share Transfer Agents for shares held in physical form and to their respective Depository Participants for shares held in electronic form.

(f) Members holding shares in electronic form may please note that their bank details as furnished by the respective Depositories to the Company will be considered for remittance of dividend as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such members for change/deletion in such bank details. Further, instructions, if any, already given by them in respect of shares held in physical form, will not be automatically applicable to the dividend paid on shares held in electronic form. Members may, therefore, give instructions regarding bank accounts in which they wish to receive dividend to their Depository Participants.

(g) Pursuant to Section 205 of the Companies Act, 1956, all unclaimed/unpaid dividends upto the financial year ended 31st March 1995 have been transferred to the General Revenue Account of the Central Government. Shareholders, who have not yet encashed their dividend warrants for the said period, are requested to forward their claims in the prescribed Form No.II to the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978 to:

Office of the Registrar of Companies
Central Government Office Bldg., 'A' Wing, 2nd floor
Next to Reserve Bank of India
CBD Belapur – 400 614.

Consequent upon the amendment of Section 205A of the Act and the introduction of Section 205C by the Companies (Amendment) Act, 1999, the amount of dividend for the subsequent years remaining unpaid or unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Account of the Company shall be transferred to the Investor Education and Protection Fund (the Fund) set up by the Government of India and no payments shall be made in respect of any such claims by the Fund.

Members who have not yet encashed their dividend warrant(s) for the financial year ended 31st March 1996 onwards, are requested to make their claims to the Company accordingly, without any delay. It may be noted that the unclaimed dividend for the financial year ended 31st March 1996 is due for transfer to the Fund on 7th October 2003.

By Order of the Board of Directors,

Mumbai, 28th May 2003.

F A Vandrevala
Managing Director

Registered Office :
Bombay House,
24, Homi Mody Street,
Mumbai 400 001.

Explanatory Statement

As required by Section 173 of the Companies Act, 1956 (the Act), the following Explanatory Statement sets out all material facts relating to the business mentioned under Item Nos.5 to 11 of the accompanying Notice dated 28th May 2003.

Item No.5: Shareholders are aware that at the Annual General Meeting of the Company held on 6th August 2002, Mr F A Vandrevala's appointment as the Deputy Managing Director of the Company was approved for a period of 5 years from 1st November 2001 to 31st October 2006. The Board of Directors had, at its meeting held on 27th August 2002, appointed Mr Vandrevala as the Managing Director of the Company with effect from 1st September 2002 to 31st August 2007, subject to the approval of the shareholders. The Agreement between the Company and Mr Vandrevala as Deputy Managing Director of the Company was terminated by mutual consent.

Mr Vandrevala did his B.Tech. (Electrical Engineering Hons.) from IIT, Kharagpur and has obtained Post Graduate Diploma in Business Management from XLRI, Jamshedpur. He joined Tata Steel in 1972 and held various senior positions prior to being elevated to the position of the Deputy Managing Director, which post was held by him till 31st October 2001. He was appointed Deputy Managing Director of the Company from 1st November 2001.

The Directors are of the view that the appointment of Mr Vandrevala as Managing Director will be beneficial to the operations of the Company and the remuneration payable to him is commensurate with his experience and ability.

The draft Agreement between the Company and Mr Vandrevala as Managing Director of the Company contains the following principal terms and conditions :

1. **Period :** From 1st September 2002 to 31st August 2007.

2. **Remuneration:**

   (A) **Salary :**

   In the salary scale of Rs.12,00,000 – Rs.40,00,000 per annum, with authority to the Board to fix the salary within the abovementioned scale from time to time. The annual increments will be merit-based and take into account the Company's performance.

   (B) **Perquisites and Allowances :**

   (i) In addition to the salary and commission payable, the Managing Director shall also be entitled to perquisites and allowances like accommodation (furnished or otherwise) or house rent allowance in lieu thereof; house maintenance allowance; cash allowances; allowances for utilities such as gas, electricity, water etc.; medical reimbursement; club fees; leave travel concession for himself and his family; personal accident insurance; hard furnishing and housing loan upto Rs.25 lakhs as per the Rules of the Company and such other perquisites and allowances in accordance with the Rules of the Company or as may be agreed to by the Board of Directors and Mr Vandrevala; such perquisites and allowances will be subject to a maximum of 140% of the annual salary.

   (ii) For the purposes of calculating the above ceiling, perquisites and allowances shall be evaluated as per Income-tax Rules, wherever applicable. In the absence of any such Rules, perquisites and allowances shall be evaluated at actual cost. Provisions for use of the Company's cars for official duties and telephones at residence (including payment for local calls and long distance official calls) shall not be included in the computation of perquisites for the purpose of calculating the said ceiling.

   (iii) Company's contribution to Provident Fund and Superannuation and Pension Fund, to the extent these either singly or together are not taxable under the Income-tax Act, Gratuity payable as per the Rules of the Company and encashment of leave at the end of the tenure, shall not be included in the computation of limits for the remuneration or perquisites aforesaid.

   (C) **Commission :**

   Such remuneration by way of commission, in addition to the salary, perquisites and allowances payable, calculated with reference to the net profits of the Company in a particular financial year, as may be determined by the Board of Directors/ Committee thereof of the Company at the end of each financial year, subject to the overall ceiling stipulated in Sections 198 and 309 of the Act.

   (D) **Minimum Remuneration :**

   Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of Mr Vandrevala, the Company has no profits or its profits are inadequate, the Company will pay remuneration by way of salary and perquisites and allowances as specified above.

3. The terms and conditions of the said appointment may be altered and varied from time to time by the Board of Directors as it may in its discretion, deem fit, within the maximum amounts payable to managing and whole-time directors in accordance with Schedule XIII to the Act, or any amendments made hereafter in this regard.



4. If, at any time, the Managing Director ceases to be a Director of the Company for any cause whatsoever, he shall cease to be the Managing Director in terms of the said Agreement and such Agreement shall terminate forthwith.

5. The Managing Director shall, subject to the supervision and control of the Board of Directors, be entrusted with such powers and perform such duties as may, from time to time, be delegated/entrusted to him.

6. The Managing Director shall not be entitled to supplement his earnings under the Agreement with any buying or selling commission nor shall he, so long as he functions as such, become interested or otherwise concerned directly or through his wife and/or minor children in any selling agency of the Company without the prior approval of the Central Government.

7. If the Managing Director ceases to be a Managing Director, he shall cease to be a Director of the Company.

8. If the Managing Director ceases to be in the employment of the Company for any cause whatsoever, he shall cease to be a Director of the Company.

9. The Managing Director is appointed by virtue of his employment in the Company and his appointment is subject to the provisions of Section 283(1)(l) of the Act.

10. The appointment may be terminated by either party giving to the other party six months' notice or the Company paying six months' remuneration in lieu thereof.

The abstract of the draft Agreement between the Company and Mr Vandrevala, pursuant to Section 302 of the Act, was sent to the Members in October 2002.

In compliance with the provisions of Section 309 of the Act, the terms of remuneration specified above are now being placed before the Members in General Meeting for their approval.

The draft Agreement between the Company and Mr Vandrevala is available for inspection by the Members of the Company at its Registered Office between 11 a.m. and 1 p.m. on any working day of the Company.

Mr Vandrevala is concerned or interested in the Resolution at item No.5 of the Notice.

The Resolution regarding the appointment of Mr Vandrevala as Managing Director of the Company is commended for acceptance by the Members.

Item Nos.6 & 7: Mr P K Kukde was appointed as an Additional Director of the Company on 23rd January 2003 by the Board of Directors under Section 260 of the Act and Article 132 of the Company's Articles of Association. In terms of Section 260 of the Act, Mr Kukde holds office only upto the date of the forthcoming Annual General Meeting but is eligible for appointment as a Director. The Company has received a notice from a Member proposing the candidature of Mr Kukde for the office of Director of the Company. The Board had also appointed Mr Kukde as a Whole-time Director of the Company (designated as Executive Director) for a period of 3 years with effect from 23rd January 2003.

Mr P K Kukde is a B.E. in Electrical Engineering from Nagpur University and M.E. in Advanced Electrical Machines from University of Roorkee. He joined Maharashtra State Electricity Board (MSEB) in 1970 and was the Technical Director (Gen. O&M) from February 1995 to 31st March 2001. From 1st April 2001, he was appointed Technical Member (T&D), MSEB.

The Directors are of the view that the appointment of Mr Kukde as Executive Director will be beneficial to the operations of the Company and the remuneration payable to him is commensurate with his ability and experience.

The draft Agreement between the Company and Mr Kukde as Executive Director contains the following principal terms and conditions :

1. **Period :** From 23rd January 2003 to 22nd January 2006.

2. **Remuneration :**

   (A) **Salary:**

   In the salary scale of Rs.7,80,000 – Rs.26,00,000 per annum, with authority to the Board to fix the salary within the abovementioned scale. The annual increments will be merit-based and take into account the Company's performance.

   (B) **Perquisites and Allowances :**

   (i) In addition to the salary and commission payable, the Executive Director shall also be entitled to perquisites and allowances like accommodation (furnished or otherwise) or house rent allowance in lieu thereof; house maintenance allowance; cash allowance; allowance for utilities such as gas, electricity, water etc.; medical reimbursement; club fees and leave travel concession for himself and his family and personal accident insurance as per the Company Rules and such other perquisites and allowances in accordance with the Rules of the Company or as may be agreed to by the Board of Directors and Mr Kukde; such perquisites and allowances will be subject to a maximum of 140% of the annual salary.

   (ii) For the purposes of calculating the above ceiling, perquisites and allowances shall be evaluated as per Income-tax Rules, wherever applicable. In the absence of any such Rules, perquisites and allowances shall be evaluated at actual cost. Provisions for use of the Company's car for official duties and telephone at residence (including payment for local calls and long distance official calls) shall not be included in the computation of perquisites for the purpose of calculating the said ceiling.

(iii) Company's contribution to Provident Fund, Superannuation Fund and Pension Fund, to the extent these either singly or together are not taxable under the Income-tax Act, Gratuity payable as per the Rules of the Company and the encashment of leave at the end of the tenure, shall not be included in the computation of limits for the remuneration or perquisites aforesaid.

(C) **Commission :**

Such remuneration by way of Commission in addition to the salary and perquisites and allowances payable, calculated with reference to the net profits of the Company in a particular year, as may be determined by the Board of Directors of the Company at the end of each financial year, subject to the overall ceiling stipulated in Sections 198 and 309 of the Act.

(D) **Minimum Remuneration :**

Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of Mr Kukde, the Company has no profits or its profits are inadequate, the Company will pay remuneration by way of salary and perquisites and allowances as specified above.

3. The terms and conditions of the said appointment may be varied from time to time by the Board of Directors as it may in its discretion, deem fit, within the maximum amounts payable to managing and whole-time directors in accordance with Schedule XIII to the Act or any amendments made hereafter in this regard.
4. If, at any time, the Executive Director ceases to be a Director of the Company for any cause whatsoever, he shall cease to be the Executive Director in terms of the said Agreement and such Agreement shall terminate forthwith.
5. The Executive Director shall, subject to the supervision and control of the Board of Directors, be entrusted with such powers and perform such duties as may, from time to time, be delegated/entrusted to him.
6. The Executive Director shall not be entitled to supplement his earnings under the Agreement with any buying or selling commission nor shall he, so long as he functions as such, become interested or otherwise concerned directly or through his wife and/or minor children in any selling agency of the Company without the prior approval of the Central Government.
7. If the Executive Director ceases to be an Executive Director, he shall cease to be a Director of the Company.
8. If the Executive Director ceases to be in the employment of the Company for any cause whatsoever, he shall cease to be a Director of the Company.
9. The Executive Director is appointed by virtue of his employment in the Company and his appointment is subject to the provisions of Section 283(1)(l) of the Act.
10. The appointment may be terminated by either party giving to the other party six months' notice or the Company paying six months' remuneration in lieu thereof.

The abstract of the draft Agreement between the Company and Mr Kukde, pursuant to Section 302 of the Act, was sent to the Members in April 2003.

In compliance with the provisions of Section 309 of the Act, the terms of remuneration specified above are now being placed before the Members in General Meeting for their approval.

The draft Agreement between the Company and Mr Kukde is available for inspection by the Members of the Company at its Registered Office between 11 a.m. and 1 p.m. on any working day of the Company.

Mr Kukde is concerned or interested in the Resolutions at Item Nos.6 and 7 of the Notice.

The Resolutions regarding the appointment of Mr Kukde as a Director as well as an Executive Director of the Company at Item Nos.6 & 7 are commended for acceptance by the Members.

Item No. 8: At the Annual General Meeting of the Company held on 10th August 2001, the Members had approved, under the provisions of Section 309 of the Act, the payment of Commission to Non-Whole-time Directors of the Company not exceeding one per cent per annum of the net profits of the Company subject to a ceiling of Rs.25 lakhs per annum for a period of five financial years commencing 1st April 2001. Taking into account the increase in the Company's activities and the consequent increase in the responsibilities of the Directors, it is proposed that in terms of Section 309(4) of the Act, the Directors [apart from the Managing Director and the Executive Director(s)] be paid for each of the five financial years commencing 1st April 2003 Commission not exceeding one per cent per annum of the net profits of the Company computed in accordance with the provisions of the Act. This Commission will be distributed amongst all or some of the Non-Whole-time Directors in accordance with the directives given by the Board.

All the Directors of the Company except the Managing Director and the Executive Director of the Company are concerned or interested in the Resolution at Item No.8 of the Notice to the extent of the remuneration that may be received by them.



Item No. 9: Presently the Company's Equity Shares are listed on the following 5 Stock Exchanges in India :

(i) The Stock Exchange, Mumbai (BSE)

(ii) National Stock Exchange of India Limited (NSE)

(iii) The Stock Exchange, Ahmedabad (ASE)

(iv) The Delhi Stock Exchange Association Limited (DSE)

(v) Pune Stock Exchange Limited (PSE)

With the wide and extensive networking of centres of the BSE and NSE, the investors have access to online dealings in the Company's Equity Shares across the country. Moreover, the Company's Equity Shares are one of the scrips which Securities and Exchange Board of India (hereinafter referred to as "SEBI") has specified for settlement only in demat form by all investors, effective April 5, 1999.

The trading volumes of the Company's Equity Shares on the Stock Exchanges at Ahmedabad, Delhi and Pune (hereinafter referred to as "the said delisting Stock Exchanges") are on the decline. From the information received from the Stock Exchanges regarding trading volumes on the said Stock Exchanges, it appears that out of the total trading volume on the 5 Stock Exchanges, the combined trading volume of the said delisting Stock Exchanges constituted only about 0.12% and 0.01% for the financial years 2001-02 and 2002-03 respectively. In sharp contrast, the annual listing fees paid to the said delisting Stock Exchanges constituted about 57.52% of the total listing fees paid to all the 5 Stock Exchanges for the financial years 2001-02 and 2002-03. The annual recurring listing fees paid to the said Stock Exchanges, do not now offer commensurate benefits to the Company/its investors in the changed scenario of the nationwide trading terminals set up by BSE and NSE. The continued listing on the said Stock Exchanges is, therefore, not considered necessary. It would further contribute to reduction in administrative costs/efforts of the Company. The Board of Directors, at its meeting held on 28th May 2003, has decided to apply for the voluntary delisting of the Company's Equity Shares from the said delisting Stock Exchanges.

The proposed voluntary delisting of the Company's Equity Shares from the said delisting Stock Exchanges will not adversely affect any investors including the Members located in the regions where the said Stock Exchanges are situated. Pursuant to the Securities and Exchange Board of India (Delisting of Securities) Guidelines, 2003, it is now proposed to seek the Members' approval by way of a Special Resolution for voluntary delisting of the Company's Equity Shares from the said three delisting Stock Exchanges as set out in the Resolution at Item No. 9. In terms of the said Guidelines, as the Company's Equity Shares shall continue to remain listed on the BSE and NSE, no Exit Option is required to be offered to the Shareholders.

The proposed delisting is in the interest of the Company and the Board commends the Resolution for acceptance by the Members. None of the Directors of the Company is concerned or interested in the Resolution at Item No. 9.

Item No. 10 : In terms of Section 224A of the Act, if not less than 25% of the subscribed capital of a company is held either singly or in combination by public financial institutions, government companies etc., then the appointment or re-appointment of the auditors of that company has to be made by a special resolution.

In the case of the Company, the combined holding of the aforesaid categories of shareholders exceeds 25% of the subscribed capital. Hence, it is necessary to pass a special resolution to re-appoint Messrs. A F Ferguson & Co. and Messrs. S B Billimoria & Co. as the Auditors of the Company.

The Shareholders' approval is also being sought to authorise the Board of Directors to determine the remuneration payable to the Auditors in consultation with them.

As required under Section 224 of the Act, certificates have been received from the Auditors to the effect that their re-appointments, if made, will be in accordance with the limits specified in Section 224(1B) of the Act.

Item No. 11 : As Members are aware, the Company is undertaking several projects/ contracts in India as well as outside India mainly for the erection, operation and maintenance of power generation and distribution facilities. To enable the Directors to appoint Branch Auditors/Accountants for the purpose of auditing the accounts of the Company's Branch Offices in India and abroad, the necessary authorisation of the Members is being obtained in accordance with the provisions of Section 228 of the Act, in terms of the Special Resolution under Item No. 11 of the accompanying Notice.

By Order of the Board of Directors,

F A Vandrevala
Managing Director

Mumbai, 28th May 2003.

Registered Office :
Bombay House,
24, Homi Mody Street
Mumbai 400 001.

Details of the Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting
(In pursuance of Clause 49(VI)(A) of the Listing Agreement)

Name of Director	Mr C P Mistry	Mr Syamal Gupta
Date of Birth	4th July 1968	15th April 1934
Date of Appointment	29th February 1996	26th February 1998
Expertise in specific functional areas	Construction Management/ General Management	Mr Gupta has been with the Tata Group for the last 47 years. He is the Chairman of Tata International Ltd., Tata Elxsi Ltd., Tata BP Solar India Ltd., TCE Consulting Engineers Ltd. and a few other Tata Companies. He is also on the Board of Tata Sons Ltd. and several other companies and has a long and valuable corporate experience in India and abroad.
Qualifications	Fellow of the Institution of Civil Engineers Master of Science in Management (London Business School, (1997) B.E. Civil Imperial College, London (1990) 'O' levels - Cathedral School 'A' levels - Dulwich College	Mr Gupta, a professionally qualified Mechanical Engineer, is a Fellow of the Imperial College of Science, Technology & Medicine, U.K. and a Foreign Member of the Royal Academy of Engineering, U.K. He has also completed Advanced Management Programme at Harvard Business School.
Directorships held in other companies (excluding foreign companies)	Shapoorji Pallonji & Co. Ltd. Buildbazaar.com (India) Pvt. Ltd. Cyrus Investments Ltd. Samalpatti Power Co. Pvt. Ltd. Shapoorji Pallonji Finance Ltd. Shapoorji Pallonji Power Co. Ltd. Shapoorji Pallonji Infrastructure Capital Co. Ltd. Sterling Investment Corporation Pvt. Ltd. Pallonji Shapoorji & Co. Pvt. Ltd. Afcons Infrastructure Ltd. Tata Elxsi Ltd. United Motors (India) Ltd. Shapoorji Pallonji & Co. (Rajkot) Pvt. Ltd.	Tata Sons Ltd. Tata International Ltd. Tata Industries Ltd. Tata BP Solar India Ltd. Tata Advanced Materials Ltd. Tata Elxsi Ltd. Tata AIG Risk Management Services Ltd. Graziella Shoes Ltd. TCE Consulting Engineers Ltd. Tata AIG Life Insurance Co. Ltd. Tata AIG General Insurance Co. Ltd. India Natural Gas Co. Pvt. Ltd.
Committee position held in other companies	**Tata Elxsi Ltd.** – (Member, Audit Committee and Investor Grievance Committee)	**Tata Sons Ltd.** – (Member, Audit Committee) **Tata International Ltd.** – (Member, Remuneration Committee) **Tata AIG Life Insurance Co. Ltd.** – (Member, Audit Committee) **Tata AIG General Insurance Co. Ltd.** – (Member, Audit Committee) **Tata Elxsi Ltd.** – (Member, Remuneration Committee)

Name of Director	Mr F A Vandrevala	Mr P K Kukde
Date of Birth	17th October 1950	12th June 1943
Date of Appointment	1st November 2001	23rd January 2003
Expertise in specific functional areas	Prior to joining the Company, Mr Vandrevala has had a career spanning 29 years at Tata Steel where he held several responsible positions from being a Superintendent at the Company's Bar Forging Mill, Tyre Mill and Rolling Mill, progressing to being General Manager (Prodn.), Vice President (Raw Materials) and finally to being Executive Director (Marketing & Sales) on the Company's Board. He left Tata Steel as its Dy. Managing Director (New & Allied Businesses). He has demonstrated outstanding leadership skills through hands-on practice in diverse business areas.	Prior to joining the Company, Mr Kukde was with Maharashtra State Electricity Board (MSEB) since 1970 and was the Technical Director (Gen. O&M) from February 1995 to 31st March 2001. From 1st April 2001, he was appointed Technical Member (T&D) of MSEB.
Qualifications	Mr Vandrevala graduated with a Bachelor of Technology Degree in Electrical Engineering (Hons.) from IIT, Kharagpur and subsequently earned a Post Graduate Diploma in Business Management from XLRI, Jamshedpur.	Mr P K Kukde is a B.E. in Electrical Engineering from Nagpur University and M.E. in Advanced Electrical Machines from University of Roorkee.
Directorships held in other companies (excluding foreign companies)	Af-Taab Investment Co. Ltd. Chemical Terminal Trombay Ltd. NELCO Ltd. North Delhi Power Ltd. Power Trading Corporation of India Ltd. Tata Ceramics Ltd. Tata Ryerson Ltd. Tata Teleservices Ltd. Tata Teleservices (Maharashtra) Ltd. Videsh Sanchar Nigam Ltd. Tata Services Ltd.	Yashmun Engineers Ltd.
Committee position held in other Companies	**Tata Ryerson Ltd.** – (Member, Audit Committee) **Tata Teleservices (Maharashtra) Ltd.** – (Member, Audit Committee)	Nil

To be a significant player in the National Power Sector

- Tata Power has taken up large-scale retail distribution business in North Delhi through a joint venture with the Delhi government. This joint venture, North Delhi Power Limited (NDPL), has completed one year of successful operational performance. Highlights include:
  - Introduction of Large Scale IT to reduce erroneous billing
  - A comprehensive fault management system with Mobile transformers, Fault locating vans and better communication systems for repair crew
  - Regular safety audits
  - Extensive training schemes for the staff
- First merchant power plant being set up in Jojobera due for completion in 2005.
- 400 KV Interstate Transmission line – First such joint venture project between Power Grid and private sector for 400 KV transmission line between Siliguri (West Bengal) and Mandola (Uttar Pradesh).
- Expansion at Wadi Power plant in Karnataka completed, increasing its capacity from 37.5 MW to 75 MW.
- EPC transmission lines - Company secured orders worth Rs.200 crs.



Jojobera Plant

Wadi Plant

RMU - NDPL


Location A
Location B
Voice Call
Syncro, Disaster Recovery & Backup

To participate in adjacent infrastructure businesses that provide opportunities for growth

With a vision to expand its scope and foreseeing changes in the economy, the company has diversified into energy and broadband sectors.

Tata Power's Broadband (TPBB) Division is credited with offering India's first DWDM (Dense Wave Division Mulitplexing) network and first Gigabit switched IP network and has now launched MPLS (Multi Protocol Label Switching) services.



DWDM System

Network Monitoring at TPBB

Fibre Optics



To enjoy the journey with all our Stakeholders

Tata Power believes that its future is inextricably linked with that of its stakeholders.

- Tata Power sponsored Lifeline Express – A humanitarian initiative in hydro catchment areas
- The Bombay Chamber of Commerce and Industries awarded the 'Corporate Citizen Award' to the company
- Consumer meets held with both bulk and retail customers to apprise them of company's long-range plans and resolve technical issues
- Expertise on Horticulture and Pisciculture shared with the people in the catchment areas to develop alternate sources of livelihood
- Environment education programmes run in Mawal and Mulshi talukas
- Subhash Chikne of Tata Power appointed captain of Indian Cricket Team for the physically handicapped


THE TATA POWER COMPANY LTD.
CUSTOMER MEET
2002-2003

BCCI Award | Consumer Meet | Chikne - Captain Indian Team



TATA
TATA POWER
03.03.03
INTERNAL SERVICE LEVEL AGREEMENT
FOUNDER'S DAY
TRANSMISSION AND DISTRIBUTION





Customer Orientation
- Renewed Focus

The company has launched new initiatives for improving Customer orientation.

- First utility in India to implement IS-U/CCS powered by SAP R/3 for comprehensive customer service.
- On the 3rd of March 2003, Tata Power paid homage to its founder, by signing the Internal Service Level Agreements (ISLA) throughout the company, pledging to increase productivity and improve service to customers.
- Customer service Indices now measured as per international norms. These include:

  CAIDI – Customer Average Interruption Duration Index; average annual interruption duration for customers interrupted

  CAIFI – Customer Average Interruption Frequency Index; average annual interruption frequency per customer interrupted

  SAIDI – System Average Interruption Duration Index; average annual interruption duration for total customers served

  SAIFI – System Average Interruption Frequency Index; average annual interruption frequency for total customers served



ISLA - a pled



Tata Power
Delhi Distribution (JV)
Jojobera
Mumbai
Ahmednagar
Wadi
Belgaum
Generation
Mumbai License Area : 1797 MW
(Trombay-1350MW + Hydro-447MW)
North Delhi 850 MW
Jojobera, Jharkhand : 308 MW
Belgaum, Karnataka : 81 MW
Wadi, Karnataka : 75 MW
Ahmednagar, Maharashtra : 17 MW
TOTAL 3128 MW
20000
17500
12500
10000
7500
5000
2500
0
KWH
India
China
Mexico
UK
USA
Canada
Per capita power consumption

Board of Directors

The Tata Power Company Ltd

(as on 19th May, 2003)



Mr R N Tata (Chairman)



Mr Syamal Gupta



Mr R Gopalakrishnan



Mr C P Mistry



Dr H S Vachha



Mr R K Misra (LIC Nominee)



Mr J Kawale
(Govt. Of Maharashtra Nominee)



Mr F A Vandrevala
(Managing Director)



Mr P K Kukde
(Executive Director)

Financials at a Glance


BOOK VALUE PER SHARE
CAGR 16.4%
Rs.
200
150
100
50
0
36.56
56.72
67.98
73.22
81.92
90.49
100.05
114.53
138.62
147.71
166.31
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03


CASH EARNINGS PER SHARE
CAGR 7.7%
Rs.
50
40
30
20
10
0
22.39
22.39
18.74
30.95
21.40
26.13
25.67
32.17
33.20
42.60
46.92
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03


REVENUE
CAGR 11.2%
Rs. Crores
5000
4000
3000
2000
1000
0
1538
1921
2167
2466
2522
2616
2542
3146
3651
4159
4453
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03


NETWORTH
CAGR 25.2%
Rs. Crores
3500
3000
2500
2000
1500
1000
500
0
345
731
1478
1594
1836
2026
2246
2576
2688
2881
3263
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03


TATA

Contents

Consolidated Financial Statements

SECRETARY : Mr. B. J. Shroff

REGISTERED OFFICE : Bombay House, 24, Homi Mody Street, Mumbai 400 001

SHARE REGISTRARS : **TATA SHARE REGISTRY LIMITED**
Army & Navy Building, 148, M.G. Road, Mumbai 400 001

SOLICITORS : Mulla & Mulla and Craigie, Blunt & Caroe

AUDITORS : A.F. Ferguson and Company, Chartered Accountants
S.B. Billimoria and Company, Chartered Accountants

BANKERS : State Bank of India
Citibank N.A.
Standard Chartered Grindlays Bank Ltd.
ICICI Bank Ltd.

Annual General Meeting on Monday, 4th August, 2003 at Birla Matushri Sabhagar at 3.00 p.m.
As a measure of economy, copies of the Annual Report will not be distributed at the Annual General Meeting.
Shareholders are requested to kindly bring their copies to the meeting.


PROFIT BEFORE TAX
Rs. Crores
PROFIT AFTER TAX
Rs. Crores
DISTRIBUTABLE PROFIT EPS
Rs.

Directors' Report

TO THE MEMBERS,

The Directors are pleased to present their Eighty-fourth annual report on the business and operations of the Company and the statement of accounts for the year ended 31st March 2003.

1. FINANCIAL RESULTS

		FY 2003 (Rupees in crores)	*FY 2002 (Rupees in crores)*
(*a*)	Net Sales / Income from Operations	4300.50	*3802.79*
(*b*)	Total Expenditure	3116.34	*2857.31*
(*c*)	**Operating Profit**	**1184.16**	***945.48***
(*d*)	*Add:* Other Income	152.03	*264.92*
(*e*)	**Profit before Interest, Depreciation, Extraordinary items and tax**	**1336.19**	***1210.40***
(*f*)	*Less:* Interest and Finance Charges	341.21	*348.28*
(*g*)	**Profit before Depreciation, Extraordinary items and tax**	**994.98**	***862.12***
(*h*)	*Less:* Depreciation	318.04	*281.65*
(*i*)	**Profit before Extraordinary items and tax**	**676.94**	***580.47***
(*j*)	*Add:* Extraordinary items	—	*91.37*
(*k*)	**Profit before tax**	**676.94**	***671.84***
(*l*)	*Less:* Provision for taxes (including provision for deferred tax)	157.02	*163.61*
(*m*)	**Net Profit after tax**	**519.92**	***508.23***
(*n*)	*Less:* Statutory appropriations	69.91	*126.85*
(*o*)	**Distributable Profits**	**450.01**	***381.38***
(*p*)	*Less:* Transfer to Debenture Redemption Reserve	49.69	*57.50*
(*q*)	*Add:* Balance brought forward from the previous year	897.87	*823.05*
(*r*)	Balance	1298.19	*1146.93*
	which the Directors have appropriated as under to :		
	(i) Interim Dividend	Nil	*99.06*
	(ii) Proposed Dividend	128.78	*Nil*
	(iii) General Reserve	150.00	*150.00*
	TOTAL	278.78	*249.06*
	Leaving a balance of to be carried forward	1019.41	*897.87*


TATA



2. FINANCIAL HIGHLIGHTS

During the year the revenues from operations increased by 13% to Rs. 4300.50 crores from Rs. 3802.79 crores in the previous year. Operating Profit increased by 25% to Rs. 1184.16 crores from Rs. 945.47 crores in the previous year. Profit After Tax increased by 2.3% to Rs. 519.92 crores as compared to Rs. 508.23 crores in the previous year. Earnings per Share for the year increased by 2.3% to Rs. 26.27. The Company has a net worth of Rs. 3201 crores, which translates to a book value of Rs. 162 per share.

The highest-ever generation at Trombay Thermal Station, higher generation at Jojobera, increased sales from Power Systems and Strategic Electronics Divisions have contributed to the increases in revenue and profits.

Some significant items relating to the financial results are reported hereunder:

The dispute regarding the sharing of standby charges payable to MSEB is before the Hon'ble High Court of Bombay. Hearings on the Appeals filed by the Company and the other licensee have recently been concluded and the Order is awaited. The Company has based its position on accepted legal principles and fair business practices. The Company is hopeful that its stand that the standby charges should be shared equally by the other licensee will be upheld by the Hon'ble High Court of Bombay.

Pursuant to the Government of Maharashtra's incentive policy for setting up windfarms, the Company has availed of the Sales Tax benefit for an amount of Rs.14.2 crores for its 17 MW Wind Power project at Supa.

The Company's debt paper continues to be highly rated by both domestic and international credit rating agencies. While the Company continues to maintain the highest rating LAAA awarded by ICRA for its borrowings, CRISIL has revised its rating to AA+. The Company has, however, been rated BB by Standard and Poor's and BA2 by Moody's. These ratings are constrained by India's sovereign rating.

The total deposits and loans from the public and shareholders outstanding as on 31st March 2003 amounted to Rs.182.90 crores. One thousand one hundred and thirty-one deposits amounting to Rs. 106.67 lakhs, which had matured have not been claimed by the depositors as on 31st March 2003. Out of these, fifty-two deposits amounting to Rs. 7.42 lakhs have since been repaid.

The notes to the accounts referred to in the Auditors' Report are self-explanatory and, therefore, do not call for any further



comment. The consolidated statements of the Company have been prepared in accordance with Accounting Standard 21 on Consolidated Financial Statement, Accounting Standard 23 on Accounting of Investments in Associates and Accounting Standard 27 on Financial Reporting of interests in Joint Ventures, issued by the Council of the Institute of Chartered Accountants of India.

3. DIVIDEND

The Directors recommend a dividend of Rs. 6.50 per share, if approved by the shareholders at the Annual General Meeting (including on 230,308 shares not allotted but held in abeyance) (2001-02 –total dividend of Rs. 5.00 per share).

4. FOREIGN EXCHANGE EARNINGS / OUTGO

The foreign exchange earnings of the Company during the year under review amounted to Rs. 67.81 crores (on account of Euro Notes currency swaps and Trading exports). The foreign exchange outflow during the year was Rs. 910.94 crores, mainly on account of fuel purchase (Rs. 503.26 crores), repayment of foreign currency loans with interest thereon and NRI dividends (Rs. 314.26 crores) and purchase of capital equipment, components & spares and other miscellaneous expenses (Rs. 93.42 crores).

5. POWER BUSINESS

5.1. Operational Highlights

The Company generated a total of 12,996 Million Units (MUs) of power from all its power plants during the year which is a 10.3% increase over 11,782 MUs generated in the previous year.

5.2. Mumbai Power Business

Propelled by increased demand in the license area and higher off-take by MSEB, the total power generated in the Mumbai license area during the year was the highest-ever at 10,469 MUs. This represents an increase of 7% over 9,783 MUs generated in the last year. The Company's islanding system operated successfully on three occasions during the year thereby ensuring uninterrupted power supply to Mumbai.

5.2.1. Trombay Thermal Power Station

Trombay achieved two milestones during the year : 1) highest-ever generation of 9,087 MUs as compared to the earlier high of 8,475 MUs in the previous year - an increase of 7.2%; and 2) recognition for the institution of a Quality Management System by award of ISO 9001:2000 certification. The thermal units operated with an overall on-line plant availability factor of 92.6% as compared to 91.7% in the previous year. Efforts to optimise the fuel-mix, improve fuel logistics and reduce auxiliary consumption





have enabled the Company to contain the impact of global increase in fuel oil prices. But for these efforts, the fuel cost of generation would have been higher by 10.4 Paise / kWh. Improved fuel-mix and procurement practices such as changing over to purchase of coal on CIF basis from delivered basis and maximizing the share of local refineries in meeting fuel oil requirements, etc. resulted in a saving of Rs. 94.5 crores during the year.

5.2.2. Hydro Plants

The three hydro power plants at Bhira, Bhivpuri and Khopoli collectively generated 1,350 MUs during the year as compared to 1,304 MUs in the previous year. The Company continued on its program of replacing old generating units with new units of higher efficiency.

During the year, the third and final 24 MW replacement unit at Khopoli was successfully commissioned on schedule in March 2003. Operation of Kundli water augmentation scheme resulted in additional generation of 77 MUs during the year as against 46 MUs in the previous year.

Construction work for Phase 3 of Kundli water augmentation scheme has been completed and capitalised. This will assist in transferring water from the Vadivale lake to Shirawta lake and avoid wastage of the same. The work of tunnel construction to replace the old and ageing penstocks at Khopoli and strengthening of Walwhan and Shirawta dams has been progressing as per schedule.

5.2.3. Wind Power

The 17 MW wind farm at Supa near Ahmednagar, Maharashtra generated 32 MUs during the year recording a PLF of 21.5% as against 3.75 MUs generated at a PLF of 13% following its commissioning in the last quarter of the previous year.

5.2.4. Mumbai Transmission & Distribution

As on 31st March 2002, the Company's T&D system included 6 distribution sub-stations, 197 consumer sub-stations, 1,009 circuit kms of HT/ LT cable network and 1,186 circuit kms of transmission lines. The Company commissioned two new distribution sub-stations, 73 new consumer sub-stations and laid 200 circuit kms of LT and HT cables during the year. The reliability index (total shutdown per customer per year) improved by 24.6% vis-à-vis the previous year. Overall equipment availability also improved to 99.5% as compared to 99.4% during the previous year.

5.2.5. Marketing to Consumers in Mumbai

Total sales in the Mumbai license area including sales to MSEB increased by about 7.7% to 9,845 MUs as against 9,142 MUs in the previous year. The Company continued to increase its customer base in the retail segment, resulting in additional connected



load of 226 MVA as against 87 MVA in the previous year.

The Company sold 695 MUs to the Maharashtra State Electricity Board (MSEB) during the year as against 466 MUs in the previous year.

5.3. CPP & IPP Power Business

The operational highlights of units at Jojobera, Wadi and Belgaum are mentioned hereunder:

5.3.1. Jojobera

In the first full year of operation following the commissioning of the second 120 MW Unit, the 307.5 MW Jojobera Thermal Station generated 1,761 MUs, an increase of 43.6% over previous year's generation of 1,226 MUs. As in the previous year, the thermal units continued to operate with an overall plant availability factor of 92.8% during the year. The Company has commenced sale of surplus power to other consumers besides Tata Steel and 17 MUs were exported to Damodar Valley Corporation. Jojobera Thermal Station received ISO 14001:1996 certification for its Environment Management System. The existing Quality Management system was also upgraded and recertified to ISO 9001:2000.

5.3.2. Wadi

During the year, one new steam generator and one new 25 MW steam turbine were commissioned thereby augmenting the plant capacity to 75 MW. The plant is now equipped to meet the entire power requirement of The Associated Cement Companies Limited (ACC) at Wadi. During the year, the plant generated 403 MUs as compared to 233 MUs in the previous year, an increase of 73%.

5.3.3. Belgaum

The 81.3 MW Belgaum IPP continued to operate at a high overall availability of 89.5% (88.7% previous year). However, generation was lower at 363 MUs as compared to 541 MUs in the previous year due to the decision of the Karnataka Power Transmission Corporation Limited to restrict its purchases from all sources to 85 MUs per day. Despite lower generation, the auxiliary consumption of the plant was reduced from 1.82% to 1.66%. During the year, Company's islanding system at Belgaum operated 15 times allowing Belgaum City to enjoy uninterrupted "Tata" power. Another highlight is the commissioning of black start system which would enable a quick restoration of power supply in case of complete collapse of the Karnataka grid.

5.4. New Generation Capacity

The Company has obtained statutory approvals to install an additional 120 MW Unit at Jojobera. Configured as a merchant power station, the Unit is scheduled to be commissioned in 2005-06.


TATA



5.5. Distribution Business

In pursuance of its policy of availing opportunities in retail distribution outside its license area, and subsequent to the selection of the Company's bid by the Government of National Capital Territory of Delhi (GONCTD) as most suitable for the North and North West area, the Company entered into a Shareholder's Agreement with effect from 1st July 2002 and acquired management control of one of the three privatized distribution companies in the State of Delhi namely North Delhi Power Limited (NDPL) (formerly North North-West Delhi Distribution Company Limited).

NDPL, which commenced operation from 1st July 2002 supplies electricity to the North and North-West parts of Delhi, catering to the requirements of about 8 lakhs registered consumers covering an estimated population of about 45 lakhs. NDPL's consistent endeavour to improve levels of efficiency and quality has resulted in a reduction of aggregate technical and commercial loss to a level of about 48% during the period July 2002 to March 2003 compared to about 50% loss level for the same period of 9 months in the preceding financial year, under the Delhi Vidyut Board. NDPL's input of energy during the 9 month period was 3,928 MUs (worth Rs. 599 crores) and corresponding sales revenue of approx. Rs. 867 crores. NDPL is required under the privatisation agreements to bring down the loss levels to 31% by March 2007.

The Company would continue to pursue emerging business opportunities in the power distribution sector.

5.6. 400 kV Tala Transmission Project

Tala Transmission project is the first transmission line project with private sector participation. The Company will hold equity capital of 51% in the joint venture company and the balance 49% will be held by Power Grid Corporation of India Limited (PGCIL). The Project has been cleared by Public Investment Board (PIB) and is awaiting clearance from Cabinet Committee on Economic Affairs (CCEA). Pending CCEA clearance, advance actions have been initiated in respect of finalizing technical specifications and inviting tenders for various packages. Discussions have been initiated with financial institutions who have evinced interest in providing financial assistance to the project. The project will have Thyristor Controlled Series Compensators to regulate power flows along the lines. Financial closure is expected within five months from CCEA clearance. The Company and PGCIL are in the process of finalising all the agreements viz., Shareholders Agreement, Implementation Agreement and Transmission Service Agreement and these agreements will be



executed within 45 days from receipt of CCEA clearance.

5.7. Power Trading

To have a presence in power trading business, the Company has taken 10% equity in Power Trading Corporation (PTC) and paid Rs. 10 crores towards the same.

6. OTHER BUSINESSES

6.1. Power Systems Division

The Division recorded a turnover of Rs. 25.93 crores during the year as compared to Rs. 30 crores in previous year (of which only Rs. 7 crores was work for the Company). The Division executed and completed two supply and installation projects, one in Nepal and the other in Myanmar. More importantly, the Division received contracts worth Rs. 200 crores from Power Grid Corporation for execution of two projects of which the Rs. 150 crores J&K project is the largest contract secured by the Division so far. The Division has been awarded ISO 9001:2000 certification in recognition of the institution of a Quality Management System for design, testing, supply, installation and commissioning of overhead transmission line projects. The Division has also emerged as the most competitive bidder in various tenders issued by Power Grid Corporation of India Limited, Damodar Valley Corporation and Power Grid Corporation of Bangladesh. With these, the Division is well poised to become a leading player in both the domestic and international transmission and adjacent power distribution EPC (engineering, procurement and construction) business.

6.2. Strategic Electronics Division

The Division earned a total revenue of Rs. 42.97 crores, a quantum jump over its previous year figure of Rs. 26.46 crores. This turnaround was brought about by executing major production runs for Fire Control Computers, Rugged PCs and Rugged Workposts during the year. Special attention was given by the Division to enhance the throughput of the assembly and testing functions, thereby enabling the Division to achieve significant improvement in its production turnaround times.

The Division also undertook the development of Portable Rugged Computers and the launch of this product is slated for the first quarter of FY 2004. Efforts are also underway to bring the design and development activity into the fold of the Division's existing ISO 9001:2000 certification. Having successfully completed the prototype development and field trials with DRDO / Indian Army, the Multi-Barrel Rocket Launcher "Pinaka" was on display at the Republic Day Parade on Raj Path, New Delhi on 26th January 2003. The Division is





now geared to undertake the production of the Pinaka.

6.3. Broadband & Communications Business

Pursuant to the Company's goal of investing in complementary and value creating segments, it has successfully launched and capitalized its Carrier's Carrier business - Tata Power Broadband (TPBB), as a division of the Company. Last year, TPBB created India's first and Asia's second Dense Wave Division Multiplexing (DWDM) technology based fiber network in Mumbai. Continuing its pioneering tradition of offering next generation network technologies to its customers, TPBB launched MPLS (Multi Protocol Label Switching) Gigabit Switched IP (Internet Protocol) based services. MPLS technology is the key in providing scalable Virtual Private Networks (VPNs) and Voice-over-IP (VoIP) with quality of service (QoS) guarantee on IP networks. In the Mumbai-Pune region, with about 800 kms of fiber network, TPBB serves all major telecom service providers and other carriers (Fixed, Mobile, National Long Distance (NLD) / International Long Distance (ILD), Internet Service Providers (ISP), Call Centres, Data Centres and Cable Operators/ MSOs) with very high speed connectivity (from 2 Mbps to 1 Gbps on IP and up to 2.5 Gbps on clear channel) for the voice, video, data and internet applications. TPBB has emerged, as the "Bridge Across Carriers" in Mumbai and following its capitalization is Profit Before Tax (PBT) neutral.

The Company believes that customer ownership is critical for success in the telecom sector and vertically integrated players offering a full range of telecom services will create long term value. Pursuant to this, the Company has made additional investments of Rs. 25 crores in Tata Teleservices Limited (TTSL), Rs. 115 crores in Tata Teleservices (Maharashtra) Limited (TTML) (formerly Hughes Tele.com (India) Limited) and Rs. 212 crores in Panatone Finvest Limited (PFL) for VSNL equity. With this the Company's equity investments in the telecom sector stand at Rs. 500 crores in TTSL, Rs. 115 crores in TTML and Rs. 500 crores through PFL in VSNL.

The Company is striving to bring the long-term benefits of participation in an Integrated Telecom Value Chain to its shareholders. All the retail services of the Tata Group in Telecom have now been brought under the Tata Indicom brand. Steps have also been taken to consolidate the Group's telecom presence in the Corporate Market with the formation of a focused enterprise business unit.

7. ENERGY BUSINESS

Tata Petrodyne Limited, a wholly owned subsidiary of the Company acquired in 2000,



which is engaged in the business of Exploration and Production (E&P) of oil and gas, made a profit after tax of Rs. 20.66 crores during financial year 2002-03, as against Rs. 12.46 crores in the previous year. Tata Petrodyne has an interest of 15% in CB-OS/2 Block, and 10% in the Lakshmi gas field development, the block operated by Cairn Energy.

In the CB-OS/1 Exploration Block, the Company intends to retain its 10% interest for the appraisal of discoveries, which is expected to commence shortly in three areas.

More details of the performance and prospects of Tata Petrodyne Limited are given in the relevant section in this report.

8. ENERGY CONSERVATION & ENVIRONMENT PROTECTION

8.1. Energy Conservation Measures

The Company intensified its drive for conservation of resources like fuel and water. As a result, the auxiliary consumption at Trombay has been brought down from 4.58% to 4.36%. Similarly, Belgaum plant also achieved a reduction in auxiliary power consumption from 1.82% to 1.66%.

8.2. Environment

The Company remains committed to the cause of environment enrichment. The emissions from Trombay Thermal Power Station are amongst the lowest in the World. Having successfully explored the use of very low sulphur low ash imported coal, Trombay has stepped up its use. This, coupled with use of other low sulphur fuels, has helped Trombay in logging highest generation while still adhering to the prescribed environmental norms.

Fly ash generation of 1,000 tonnes / day at Jojobera and 250 tonnes / day at Wadi is utilised by Lafarge and ACC respectively for cement production. The Company commissioned a zero effluent discharge system using reverse osmosis plant for the expansion project at Wadi. The existing power plant has also been integrated with this zero effluent discharge system.

As a part of its afforestation programme, the Company planted 6.5 lakh saplings in the lake catchment areas of its hydro generation facilities (6 lakh saplings in the previous year). About 13,000 saplings were added to Wadi power plant green belt area (3,000 saplings in the previous year). Similarly, over 1,000 saplings were planted in the Belgaum plant premises (1,000 saplings in the previous year).

9. HUMAN RESOURCES DEVELOPMENT

During the current year, there was special emphasis on the effective implementation of human resource processes aligned to Tata Business Excellence Model (TBEM). Based on feedback from employees, key initiatives like


TATA



benchmarking and revising of Performance Management System, Reward & Recognition process and measurement of Training Effectiveness were undertaken. Employee Engagement Survey was conducted through Gallup covering all categories of employees. Each manager has his action plan drawn up to improve employee engagement.

Some of the support functions were restructured to improve cycle time.

The Employee Training and Development function was centralised to add greater thrust on building required competencies for meeting the new emerging business challenges. Around 12,250 mandays of training (6,855 mandays in the previous year) was provided to employees. The training focus was on Customer Orientation, improving Commercial Skills, Team Building and OEM Training. Fifty-five TBEM internal assessors were trained and certified of which nine are also certified for external assessment.

The Company has drawn up an action plan to implement an HR strategy aligned to business strategy for meeting the challenges posed by the changing business scenario.

Employee relations continue to be healthy.

10. SAFETY

Apart from carrying out safety audits by internal and external experts, safety drills, emergency preparedness exercises and regular training programmes for employees in line with the Company's policy of giving high priority to safety practices, the Company expanded its ambit by also providing safety training to contractors' supervisors and workers. Due to concerted efforts and emphasis put on safety aspects, the frequency rate of accidents (number of reportable accidents per million manhours worked per year) was lower at 2 as compared to 2.2 during the previous year i.e. a reduction of 9%.

11. COMMUNITY DEVELOPMENT

11.1. Medical Facilities

11.1.1. Lifeline Express

The Company sponsored the Lifeline Express – the world's first hospital on rails - to cater to over 500 villages in Mawal, Mulshi, Khalapur, Karjat and Mangaon Talukas of Pune and Raigad Dist. of Maharashtra. The four coach train, equipped with an Operation Theatre and other modern screening facilities to perform disability correction surgeries for Polio, cleft lips and ears and cataract removal with Intra Ocular Lens implantation, was stationed at Lonavla from 15th February to 21st March 2003 for a period of 35 days.

Prior to the stationing of the Lifeline Express at Lonavla, seven screening and medical check-up camps were organized for the



villagers in Mulshi and Mawal area by the Company with the help of a team of doctors from Primary Health Centres from 20th January to 7th February 2003 for identifying cases for surgery in the Lifeline Express.

Statistics of Project Life Line Express Camp:

- Out of the 3,800 villagers screened 1,009 (Polio-59, Cleft lips-30, Cataract-857 & Ear-63) were selected for surgeries in different categories and operated free of cost with the honorary assistance by eminent surgeons and anaesthetists from Mumbai, Pune, Talegaon and Lonavla.
- In addition, 10,692 patients especially women and children were given medical check up and free medicines in OPD (Outdoor Patients Dept.).
- 196 patients not found fit for polio corrective surgeries but needing aids were given calipers, splints, shoes, pads, etc.
- 385 patients were given free hearing aids.

11.1.2. Medical Treatment to Villagers

The Company provided free medical check up and medicines to the villagers in the vicinity of Hydro stations throughout the year at a cost of Rs. 9.6 lakhs.

11.2. Drinking Water Supply Schemes

As in the past, the Company continued to assist villages in the vicinity of its hydro generating stations in implementing drinking water supply schemes. A total of 54 MCM of water was released for this purpose. Water tankers were also pressed into service for supplying drinking water to drought affected areas in the catchments of Mawal and Mulshi at a cost of Rs. 7.6 lakhs. The Company also participated in a rural water supply scheme of the Government of Maharashtra by providing Rs. 5.9 lakhs towards 10% villagers' contribution for three villages in its catchment area.

11.3. Pisciculture

The Company released one lakh fish seed of carp variety in 12 village ponds in the neighbourhood of its hydro generating stations. These yielded an average production of 500 kg/ hectare and the income generated was used for community development work in villages. The Company continued its Mahseer conservation and rehabilitation programme. Through cage culture the production per unit area increased 10-20 times. Ranching coupled with imprinting was tried for the first time and the fish could be attracted to a particular sound in the main lake to facilitate tracking of the fish released so that harvesting is easier. The experiments were continued and the success achieved was presented in various national fora.





11.4. Environment Education (Teachers Training) & Environment Fair

The Company organized six environment education workshops for an aggregate of 177 teachers at Lonavla, Mawal, Mulshi, Bhira, Bhivpuri & Khopoli. Weekly environment education programmes covering sixteen schools were conducted wherein 899 students participated. So far a total of 702 teachers have been trained and 4,800 students have been educated on environment through this programme since 1996. The Company also organized an Environment Fair in Lonavla in which approximately 5,000 children and 150 teachers from 13 schools from Mawal participated.

11.5. Education

The Company continues to incur expenditure on the running of two schools at Bhira and Bhivpuri. This year Rs. 33.3 lakhs were spent on this activity. The Company also constructed three more schools and modernized one school at an expenditure of Rs. 12.3 lakhs.

11.6. Asphalting of Roads

The Company has undertaken to asphalt six kms of road in the villages neighbouring its hydro stations at a cost of Rs. 36.4 lakhs.

12. GLOBAL COMPACT COMPLIANCE

The UN Secretary General announced the Global Compact in January 1999 at the World Economic Forum in Davos to establish a partnership between the developmental agencies and the corporate sector to address issues of globalization. The Compact requires Businesses to adhere to nine principles in the areas of human rights, labour standards and environment. Pursuant to the Tata Group signing the Compact, the Company has also written to the UN Secretary General reiterating its commitment to the Compact.

13. DISCLOSURE OF PARTICULARS

Particulars required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are given in the prescribed format as Annexure I to the Directors' Report.

Particulars of Employees

Information in accordance with the provisions of Section 217(2A) of the Companies Act, 1956 (the Act), read with the Companies (Particulars of Employees) Rules, 1975, as amended, regarding employees is given in Annexure II to the Directors' Report.

14. SUBSIDIARIES

Statement pursuant to Section 212 of the Act, in respect of the three subsidiaries of the Company, viz. Tata Petrodyne Limited, Chemical Terminal Trombay Limited and Af-Taab Investment Company Limited is separately given in this Report.



The Company has made an application to the Department of Company Affairs (DCA) under Section 212(8) of the Act seeking exemption from attaching to its Balance Sheet, a copy of the Balance Sheet, the Profit & Loss Account, the Directors' Report and the Auditors' Report of the subsidiary companies since the consolidated financial statements published in the Annual Report include the financial information of its subsidiaries. In case the exemption is granted by DCA, the aforesaid documents relating to the subsidiaries of the Company will not be included in the Annual Report. The Company will make available these documents/ details upon request by any Member of the Company interested in obtaining the same.

15. DIRECTORS

Mr. A. J. Engineer, Managing Director, retired on 31st August 2002. The Board has placed on record its appreciation of the valuable contribution made to the Company by Mr. Engineer.

The Board has approved the appointment of Mr. F. A. Vandrevala as the Managing Director of the Company with effect from 1st September 2002. His appointment and the remuneration payable to him require the approval of the Members at the ensuing Annual General Meeting.

Mr. A. M. Sahni, Executive Director, retired on 31st October 2002. The Board has placed on record its appreciation of the valuable contribution made by Mr. Sahni during his long tenure with the Company.

Mr. P. K. Kukde was appointed as an Additional Director by the Board with effect from 23rd January 2003 in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Act. Mr. Kukde holds office only upto the date of the forthcoming Annual General Meeting and a Notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr. Kukde's appointment as a Director. The Board also appointed Mr. Kukde as the Executive Director effective the same date. His appointment and the remuneration payable to him require the approval of the Members at the ensuing Annual General Meeting.

Mr. R. B. Budhiraja, State Government Nominee on the Board of the Company, resigned with effect from 1st February 2003. Mr. R. Thothadri, Nominee Director of Life Insurance Corporation of India (LIC) on the Board of the Company, resigned with effect from 20th February 2003. The Board has placed on record its appreciation of the valuable contributions made to the Company by Mr. Budhiraja and Mr. Thothadri.

Mr. R. K. Misra, who has been nominated by LIC, was appointed as a Director with effect




TATA POWER
CO LTD
BHIRA
GENERATING
STATION

from 28th March 2003 under Section 262 of the Act in the casual vacancy caused by the resignation of Mr. Thothadri.

Mr. Jayant Kawale, who has been nominated by the Government of Maharashtra in place of Mr. R. B. Budhiraja, was appointed as a Director with effect from 19th May 2003.

In accordance with the requirements of the Act and the Articles of Association of the Company, Mr. C. P. Mistry and Mr. Syamal Gupta retire by rotation and are eligible for reappointment.

16. AUDITORS

Members will be requested, as usual, to appoint Auditors and to authorize the Board of Directors to fix their remuneration. In this connection, the attention of the Members is invited to Item No.10 of the Notice and its related Explanatory Statement.

Members will also be requested to pass a resolution (vide Item No.11 of the Notice) authorising the Board of Directors to appoint Auditors / Branch Auditors / Accountants for the purpose of auditing the accounts maintained at the Branch Offices of the Company in India and abroad.

17. CORPORATE GOVERNANCE

To comply with conditions of Corporate Governance, pursuant to Clause 49 of the Listing Agreements with the Stock Exchanges, a Management Discussion and Analysis Statement, Corporate Governance Report and Auditors' Certificate, are included in the Annual Report.

18. VOLUNTARY DELISTING OF THE COMPANY'S EQUITY SHARES FROM CERTAIN STOCK EXCHANGES

The Equity Shares of your Company are presently listed on the Stock Exchanges at Mumbai, Ahmedabad, New Delhi, Pune and National Stock Exchange of India Limited. The Shares of your Company are compulsorily traded in dematerialised form.

Specific attention of the Members is drawn to Item No.9 of the Notice of the Annual General Meeting and the Explanatory Statement attached thereto, whereby the Company proposes to delist its Equity Shares from all Stock Exchanges excluding The Stock Exchange, Mumbai (BSE) and National Stock Exchange of India Limited (NSE). With the wide and extensive networking of centres of the BSE and NSE, the investors have access to online dealings in the Company's Shares across the country. The trading volumes of the Company's Equity Shares on the Stock Exchanges at Ahmedabad, New Delhi and Pune (hereinafter referred to as "the said Stock Exchanges") are on the decline since the past few years as the bulk of the trading is transacted on the BSE and NSE.

The listing fees paid to the said Stock Exchanges do not now offer commensurate



benefits to the Company/its investors and the continued listing on the said Stock Exchanges is not considered necessary. The Board of Directors at the meeting held on 28th May 2003 has, therefore, decided to apply for the voluntary delisting under the Securities and Exchange Board of India (Delisting of Securities) Guidelines, 2003, of the Company's Equity Shares from all the Stock Exchanges excluding BSE and NSE. Considering that the Equity Shares will continue to be listed on BSE and NSE, no Exit Option is required to be offered to the shareholders. The delisting would further contribute to the cost reduction initiative taken across various functional areas of the Company. The delisting of the Company's Equity Shares from the said Stock Exchanges will not adversely affect any investors including the members located in the regions where the said Stock Exchanges are situated."

19. DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to Section 217(2AA) of the Act, the Directors based on the representations received from the Operating Management, confirm that:

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to all material departures;

ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii) they have taken proper and sufficient care to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) they have prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors,

R. N. TATA
Chairman

Mumbai, 28th May 2003


TATA

Annexure I to the Directors' Report

FORM B

Form for disclosure of particulars with respect to technology absorption

Research & Development (R&D)

1.	Specific area in which R&D carried out by the Company	:	Design & Development of Real Time, Rugged Hardware & Software for Defence & Industry
2.	Benefits derived as a result of the above R&D	:	Indigenous capability in the field of Strategic Electronics
3.	Future Plan of Action	:	ISO certification process initiated and under progress in the design & development facility.
4.	Expenditure on R&D (in Rs. lakhs)		
	(a) Capital	:	14.78
	(b) Recurring	:	602.72
	(c) Total	:	617.50

Technology absorption, adaptation and innovation

1.	Efforts, in brief, made towards Technology absorption, adaptation and innovation	:	Integration of Commercial-Off-The-Shelf (COTS) modules and incorporation of in-house developed engineering techniques to meet performance requirements of the Strategic Electronics industry.
2.	Benefits derived as a result of the above efforts	:	Improved development cycle times and system costs.
3.	In case of imported technology (imported during the last five years reckoned from the beginning of the financial year), following information may be furnished :		
	a) Technology imported	:	None
	b) Year of import	:	NA
	c) Has technology been fully absorbed	:	NA
	d) If not fully absorbed, areas where this has not taken place, reasons thereof and future plans of action	:	NA

Statement pursuant to Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975

Sr. No	Name	Age (Years)	Designation/ Nature of Duties	Remuneration Gross Rs.	Remuneration Net Rs.	Qualification	Total Experience (Years)	Date of Commencement of Employment	Last Employment held and Designation
1	ENGINEER A J*	65	MANAGING DIRECTOR	7,524,461	2,475,081	B.E (CIVIL), C.ENGG,FIE,AIIA	45	11/10/84	INDIAN EXPLOSIVE LTD (CONSTRUCTION MANAGER)
2	SAHNI A M*	65	EXECUTIVE DIRECTOR	4,636,909	982,240	B.E (ELEC), C.ENGG.(INDIA),FIE	44	20/11/61	ASSOCIATED ELEC. INDUSTRIES UK (GRADUATE TRAINEE)
3	VANDREVALA F A	52	MANAGING DIRECTOR	4,309,998	2,585,683	B.TECH (HONS), PG DBM	31	01/11/01	THE TATA IRON & STEEL CO. LTD. (DY. MANAGING DIRECTOR - NEW & ALLIED BUSINESSES)
4	KUKDE P K*	59	EXECUTIVE DIRECTOR (OPERATIONS)	605,954	370,315	M.E.(ELEC), UNIVERSITY OF ROORKEE	33	23/01/03	MSEB TECH MEMBER (T & D)
5	CHARAN AMULYA	54	VICE PRESIDENT (FINANCE)	2,628,174	1,528,321	B.E.(MECH), PG DBA	32	15/10/01	INFORMATION TECHNOLOGY PARK LTD. (FINANCE DIRECTOR)
6	CHAUDHRY RAHUL	42	CHIEF EXECUTIVE OFFICER (BROADBAND)	2,592,254	1,555,394	B.E.(ELN), M.TECH, (MANAGEMENT SYSTEM)	23	23/08/01	BT WIRELESS (PROGRAMME DIRECTOR)

*Employed for part of the year.

Notes:
(1) Gross remuneration comprises salary, allowances, monetary value of perquisites, commission to Directors and the Company's contribution to Provident and superannuation Funds, but excludes provision for retiring gratuity for which separate figures are not available.
(2) Net remuneration is after tax and is exclusive of Company's Contribution to Provident and Superannuation Funds and monetary value of non cash perquisites.
(3) The nature of employment in all cases is contractual.
(4) None of the employees mentioned above is a relative of any Director of the Company.

On behalf of the Board of Directors

R. N. TATA
Chairman

Mumbai, 28th May 2003



The Power sector is one of the most important growth engines for an economy – more so for a developing economy like India. However, the Indian power scenario continues to be plagued by a variety of ills such as perennial shortages, skewed tariffs, poor distribution and sub-distribution networks, high aggregate technical and commercial (AT&C) losses, to name a few. Annual losses of State Electricity Boards (SEBs) in 2001-02 stand at a staggering Rs.27,000 crores. Outstanding of Rs.41,000 crores to Central Power Utilities is a further testimony of the worsening state of SEBs.

1.1. Power Sector

This year saw several government initiatives to reform the Indian power sector:

1.1.1. *Implementation of Availability Based Tariff (ABT)*

Mooted first in 1999, the country has finally seen the implementation of ABT in all the four major regions. Aimed at introducing efficiency, improving power quality and bringing in grid stability, introduction of ABT is a major step forward in power sector reforms. Targeting improved grid operations and a change in existing tariff structure of power utilities in the central sector, ABT replaces the earlier two-part tariff system based on fixed and variable costs by a performance-based tariff having a reward and penalty system.

Demand-supply mismatch is the root cause of grid collapses. The Indian Power sector has been plagued by a severe demand-supply gap which brings in its wake a variation in frequency. Implementation of ABT has brought about much needed grid discipline amongst the various constituents. The results are already visible. Overdrawals by the constituent States in the region have somewhat reduced and there is a marked improvement in frequency during both peak and off-peak periods. ABT has also opened up new avenues for power trading.

1.1.2. *Passage of New Electricity Bill (EB 2003)*

The long awaited Electricity Bill 2001 - now known as The Electricity Bill 2003, was approved by the Lok Sabha and Rajya Sabha in April and May 2003 respectively and is now awaiting Presidential assent.

The main objectives of EB 2003 are:

- To consolidate the laws relating to electricity generation, transmission, distribution, trading and use
- To deconstruct the electricity value chain
- To promote competition and efficiency in the power sector by providing choice of service provider to the customer
- To rationalize tariff and reduce subsidy and cross subsidy

Key features of EB 2003 include:

- Abolition of licensing requirement and techno-economic clearance for generation projects other than hydel projects
- Provision of open access in transmission on enactment and at a later date in distribution
- Repealing of the existing laws/Acts (The Indian Electricity Act, 1910, The Electricity (Supply) Act, 1948, The Electricity Regulatory Commissions Act, 1998)
- Fillip to power trading
- Competition in distribution

EB 2003 provides the much needed platform for change/reform in the power sector. There is emphasis on competition among the service providers which in the long run will benefit the consumer.

Though benefits from the liberalization of the power generation sector and from the increased use of the open access facility in the T&D sectors will take time to materialise, the Company is optimistic about the future of the power sector.

1.1.3. *Accelerated Power Development and Reforms Programme (APDRP)*

The APDRP scheme was introduced to bring about improvements in the sub-transmission and distribution systems in a structured manner. Under the scheme funds are made available to the SEBs linked with reform initiatives and performance improvement milestones and with safeguards to ensure proper utilisation and accountability.

The Government has approved the proposal of Ministry of Power for the six level intervention strategy for distribution reforms. The expenditure includes investment and incentive components. An outlay of Rs. 20,000 crores has been provided as central plan assistance under APRDP to State transmission and distribution schemes under investment component. Further, an additional outlay of Rs. 20,000 crores has been provided to incentivise the State utilities to reduce the cash loss.

Under the scheme Rs. 2,135 crores (including Rs. 379 crores incentive) were released during the year against an APDRP sanction of Rs. 8,136 crores.

1.1.4. *Anti-theft Legislation*

Some of states like West Bengal, Andhra Pradesh, Karnataka, Madhya Pradesh and Uttar Pradesh have enacted legislation under which stringent provisions have been made including a minimum term of imprisonment for theft of electricity. Maharashtra, Punjab, Bihar, Gujarat and Kerala have also taken steps in this direction. Other States are expected to follow suit. These enactments would help reduction of theft resulting in increase in revenue collection and reduction in commercial losses.

Since most of the anti-theft legislation is in the form of amendments to the Indian Electricity Act, 1910 which will be repealed following enactment of EB 2003, suitable steps will need to be taken to ensure continuity of these provisions.

1.1.5. *One-time Settlement Scheme*

Pursuant to the recommendation of the Expert Group constituted after the Chief Ministers' Conference in March 2001, the Government has implemented a one-time settlement scheme to wipe out Rs. 41,000 crores owed by SEBs to Central Public Sector Undertakings (CPSUs). Under the scheme 23 states have since signed tripartite agreements for securitising the outstanding dues to CPSUs. The scheme also requires that current dues would be paid in time and further incentives and disincentives are built into the mechanism to ensure future commercial discipline and the initiation of the process of reforms.

1.1.6. *New Power Tariff Policy*

There is a new National Power Tariff Policy on the anvil. This is under preparation by the Government of India and is expected to be in place by end of the year. Under these guidelines the Central Electricity Regulatory Commission (CERC) would specify the principles and methodologies for terms and conditions applicable to tariff of generating companies and transmission licensees. The



State Electricity Regulatory Commissions in turn would be guided by CERC's principles while determining intra-state tariffs.

1.1.7. *Government of Maharashtra-White Paper on Power Sector Reform*

The White Paper issued in July 2002 has defined a number of milestones for power sector reforms in the State, the more important among them being Anti-theft Legislation and the Maharashtra Electricity Reform Bill.

The Anti-theft Bill has been passed by the State Legislature in April 2003 and is awaiting notification. However, as mentioned earlier, this Bill will become irrelevant with the repeal of The Indian Electricity Act, 1910. The Reform Bill also has since been superseded by EB 2003.

1.2. Fuels

Fuels have an important bearing on the operations and tariff of thermal power plants.

Poor quality of domestic coal and associated transportation logistics continue to be major concerns. Considering coal transportation logistics and power evacuation requirements, superior quality imported coal may provide a cost-effective alternative for coastal locations.

Environmental compatibility, better efficiency and current competitive price of domestic gas, make it one of the more sought after fuels. However, with the demand outstripping supply, gas supplies to the power sector continue to be rationed. New gas discoveries on the east coast provide a ray of hope. LNG is expected to play a role in easing gas availability, but its affordability on "industry terms" continues to be in doubt. The Company, being a pioneer in gas utilisation in India, has been raising commercial and contractual issues relating to LNG at various national and international fora. An integrated Government-policy suitably addressing these issues is awaited.

2. SEGMENT-WISE REVIEW

2.1. Business Profile

The Company is primarily engaged in the business of generation, transmission and distribution of electricity with operations in the States of Maharashtra, Jharkhand and Karnataka. The Company undertakes turnkey execution of transmission projects through its Power Systems Division. Through its Strategic Electronics Division, the Company designs and develops key systems and components primarily for the defence sector. The Company also has a Carriers' Carrier business in Mumbai-Pune region which it operates through its Broadband Division.

For the year under review, the power business contributed about 95% of the Company's revenues. The Mumbai licensed area operations contributed about 85% of the power business revenues.

2.2. Generation, Transmission and Distribution of Electricity

The Company's operations improved significantly during the year. Continuing its previous trend, total generation increased by 10.3% to 12,996 MUs, which is the highest in its history.

2.2.1. *Mumbai License Area*

Sales in Mumbai licensed area (including sales to MSEB) increased to 9,845 MUs, representing an increase of 7.7% over the previous year. Trombay Thermal Power Station generated 9,087 MUs, the highest in its entire history. It was also recognised for its institution of a Quality Management System by the award of the coveted

ISO 9001:2000 certificate. The Company continued to place great emphasis on cost reduction, with concerted efforts towards use of lower cost fuels while remaining within the prescribed environmental emission limits. Due to these efforts, the Company could contain fuel cost of generation despite a steep increase in oil prices due to events leading to the Iraq war. The Company's decision to refurbish its plants, particularly the old hydro units, has also contributed towards improvement in efficiency.

Average gas supply to the Trombay Thermal Power Station was lower at 0.79 MMCMD (0.82 MMCMD in the previous year) against the contracted quantity of 1.5 MMCMD. The Company is examining various alternatives for augmenting its gas supplies.

The generation at Trombay is largely dependent on domestic and imported residual oil. Average fuel oil cost for Trombay was higher by 20% (Rs. 11,406/ MT vis-à-vis Rs. 9,457/ MT in the previous year). Fluctuations in oil prices have a bearing on the Company's tariff in its license area. Over the last two years, the Company has taken various steps towards optimising its fuel-mix to minimise the impact. The Company continues its efforts at optimising its fuel-mix.

The hydel plants registered a higher generation of 1,350 MUs during the year compared to 1,304 MUs in the previous year. The Company continued its initiatives to improve the efficiencies of the hydro plants. The water rate was improved by 0.59% vis-à-vis the previous year.

The Company commissioned two new distribution sub-stations, 73 new consumer sub-stations and laid 200 circuit kms of LT and HT cables during the year. The Company currently has 8 distribution sub-stations, 270 consumer sub-stations and 1209 circuit kms of LT/ HT cable network.

The Company's appeal regarding sharing of standby charges payable to the Maharashtra State Electricity Board (MSEB) has been heard by the Hon'ble High Court of Bombay (along with the appeal filed by BSES Limited). While the orders on the appeals are awaited, the Company continues to pay its share of standby charges (Rs. 198 crores per annum) to MSEB as per interim order of the Hon'ble High Court of Bombay. Several other petitions have also been filed by both BSES Limited and the Company with the Maharashtra Electricity Regulatory Commission (MERC). These concern determination of the Company's right to supply power to the retail segment in the license area common to BSES, grant of rebates by BSES, demand of additional outlets by BSES, wrongful drawal of a) active power under normal conditions and b) reactive power by BSES at the 220 kV Borivali interconnection. The petitions are under various stages of admission / hearing.

2.2.2. *Captive Power Plants/ Independent Power Plant*

Both the Units at Jojobera and Wadi logged their highest generation to-date. While Jojobera generated 1,761 MUs- an increase of 43.6% over the previous year, commissioning of the additional 25 MW capacity at Wadi saw its generation touching 403 MUs, an increase of 73% over the previous year. The generation at Belgaum IPP on the other hand, at 363 MU, was lower by 33% as compared to the previous year. This was on account of lower off-take by Karnataka Power Transmission Company Limited.

The Company's strategic foray into the CPP / IPP segments as a part of de-risking its



operations, has been vindicated by the fact that these operations have contributed Rs. 608 crores to the revenue representing 14% of the total revenue from operations.

Strategic Electronics Division

The Company has recorded a significant increase in the revenues of this division from Rs. 26.46 crores in the previous year to Rs. 42.97 crores for the year under review. This has been possible by increasing focus on large value programs in the defence sector and internal efficiency improvements. The Company sees opportunities in the defence sector driven by user needs for high technology and force multipliers. Regulatory changes in the defence sector announced by the government in the last two years have potential to increase private sector role. Private players can look forward to participating in production orders in addition to the sub-system development contracts. The Company's track record and strengths in systems integration, equipment ruggedisation and embedded software development are being leveraged for participating in large defence programs in the coming years.

Broadband and Communications Services

The Tata Power Broadband (TPBB) commenced commercial operations on 15th March 2003. TPBB, a "Carriers' Carrier" business, will continue to position as the "Bridge Across Carriers" in the largest telecommunications market in India i.e. the Mumbai – Pune region. The leadership position attained by TPBB, with its technology innovations such as Multi Protocol Label Switching Internet Protocol Virtual Private Network (MPLS IP VPNs) with Gigabit IP switching capability, are being leveraged to create all-India IP alliances with other long-distance carriers.

In the last six months, IP or data segment has emerged as the growth segment. In March 2003, the IP (Data) contributed 18% of TPBB revenue. This is expected to grow to 38% by March 2004.

VSNL with presence in international / national long distance services and ISP business, Tata Teleservices Ltd. (TTSL) / Tata Teleservices (Maharashtra) Ltd. (TTML) with fixed and limited mobility networks (CDMA WLL) in Andhra Pradesh, Delhi, Tamil Nadu, Karnataka, Gujarat and Maharashtra, will enable the Company to participate in the entire range of telecom services through its associates. This rollout will continue.

The Company will focus on bringing the long-term benefits of participation in the Integrated Telecom Value Chain to its shareholders. This strategy is expected to provide a hedge against the regulatory and market uncertainties.

OPPORTUNITIES AND THREATS

Mumbai Power Business

The Company has continued to expand its network and reach in the suburbs. With the other generator's plant fully stretched, the natural growth of demand should accrue to the Company. However, with the passage of EB 2003, it will now be possible for the consumers including retail distributors to source power from anywhere. Recognising this aspect, the Company would continue to focus on its competitiveness and customer relationships.

Generation from hydel plants of the Company is almost completely dependent on the monsoons. The generation would therefore be regulated on the basis of lake contents and shortfall, if any, would be made up by higher generation at Trombay plants.

Passage of EB 2003 presents both opportunities for growth as well as challenges for the Company:

- EB 2003 provides protection to the validity period of the Company's licenses.
  - ➢ The provision for purchase of the undertaking by the State Government in 2014 on expiry of the license would no longer apply.
  - ➢ The Company may need to realign its license in accordance with the provisions of the new bill.
- New opportunities for the Company in fields relating to
  - ➢ Power generation sector.
  - ➢ Power transmission
  - ➢ Supply of power to consumers outside license area as a franchisee, new distribution licensee and as a generator of power.
  - ➢ Trading of power
- Some Challenges
  - ➢ With the imminent repeal of The Indian Electricity Act, 1910 and The Electricity (Supply) Act, 1948 certain provisions in the licence would no longer apply resulting in the following:
    - Financial principles for computation of tariff will now be determined by fresh procedure to be issued by the Regulatory Commission instead of Schedule VI.
    - The right to supply will now be associated with the obligation to supply.
  - ➢ The Company is also evaluating alternative restructuring models in the light of provisions in EB 2003 relating to Transmission and Captive Power Generation.

To sum up, while many opportunities will emerge, these will have to be carefully evaluated in the long term interests of the Company and its stakeholders.

There are various ongoing disputes between the Company and BSES Ltd. which are being heard before the Maharashtra Electricity Regulatory Commission and the Hon'ble High Court of Bombay. The Company has based its position on accepted legal principles and fair business practices.

The passage of EB 2003 poses a business risk in the Company's license area operations on account of open access to the distribution licensees and consumers to source power from alternate sources. However with its well established operations, the Company is confident of retaining its leadership in the market. Further, the Company now has an opportunity to wheel the power available from its generating plants in the Eastern and Western regions to other states.

The Company will continue to mitigate the risk due to fluctuation in fuel price by suitably optimising its fuel mix within the prescribed environmental norms.

The Company would also aim to seize new opportunities in the distribution sector. In this regard, the Company's experience both at North Delhi Power Limited and in Mumbai would stand it in good stead.

The evolving regulatory regime, increased competition and consequent erosion of margins for retail telecommunication services characterize the trends in the telecommunications market. The Company's strategy of investment in the entire value



chain will be a hedge against these uncertainties. Reduced telecom tariffs have increased bandwidth demand for the Company's Carriers' Carrier business.

5. FINANCIAL PERFORMANCE OF THE COMPANY

During the year, the total income was Rs. 4,452.53 crores as compared to Rs. 4,159.08 crores during the previous year. The profit after tax increased from Rs. 508.23 crores in the previous year to Rs. 519.92 crores in the year. This increase was mainly due to improved operational performance in terms of higher generation and sales from Licensed Area and from newly commissioned units at Jojobera and Wadi.

5.1. Break-up of total income

	2002-03	2001-02
Power business	**4229.28**	***3768.93***
a) Revenue from Power Supply	4193.53	*3755.76*
b) Income from operations	35.75	*13.17*
Other business	**71.22**	***33.86***
a) Power Systems Division	25.93	*7.03*
b) Strategic Electronics Division	42.97	*26.46*
c) Broadband	1.33	*—*
d) PPRG and Task Force	0.99	*0.37*
Other income	**152.03**	***356.29***
Total income	**4452.53**	***4159.08***

The Company's Broadband Division declared commercial operation with effect from 15th March 2003.

The other-income in 2001-02 included an extra-ordinary income of Rs. 91.37 crores (nil in the current year) on sale of investment.

The cost of power purchased was Rs. 406.9 crores compared to Rs. 399.03 crores during the previous year.

The fuel cost increased from Rs. 1,768.44 crores in the previous year to Rs. 2062.59 crores in the year mainly due to increase in international oil prices and higher generation.

The generation, distribution, administration and other expenses of the Company (including staff costs) have reduced to Rs. 431.17 crores in the year from Rs. 519.40 crores in the previous year.

The depreciation expenses for the Company were Rs. 318.04 crores as against Rs. 281.65 crores in the previous year.

Amount written off in respect of net increase in foreign currency liabilities for purchase of capital asset was Rs. 90.63 crores compared to Rs. 53.27 crores in the previous year. The increase was mainly on account of prepayment of IBRD loan in the year.

The interest and finance charge was Rs. 341.21 crores in the year as against Rs. 348.27 crores in the previous year.

The Company had provided for Rs. 88.33 crores in the year 2001-02 towards deferred tax. Accounting Standards Interpretation (ASI) 3 was issued by the Institute of Chartered Accountants in November 2002 regarding accounting for taxes on income in the situation of tax holiday under Section 80IA of the Income Tax Act 1961. As a result, the Company reversed Rs.58.25 crores (net of Rs.9.11 crores provided for the year ended 31st March 2003) of deferred tax liability during the year under review.

5.2. Resource Allocation

5.2.1. Fixed Assets

The gross fixed assets as at 31st March 2003 were at Rs. 5307.79 crores as compared to Rs. 4975.12 crores in 2001-02. The addition to gross fixed assets of Rs. 406.36 crores were mainly on account of capitalisation of Broadband business, Wadi Power Plant and Kundli Phase 3 pumping scheme.

5.2.2. *Working Capital*

The net current assets as at 31st March 2003 were Rs. 944.52 crores compared to Rs. 1424.33 crores in the previous year.

Credit Rating

The Company enjoys high credit rating. While ICRA has awarded highest rating of LAAA for the Company's borrowings, CRISIL has revised it to AA+ on account of increased exposure of the Company to telecom business.

INTERNAL CONTROLS AND SYSTEMS

The Internal Audit Department conducts audits of various departments based on an annual audit plan. In line with the international trend, the planning and conduct of internal audits are oriented towards the review of controls in the management of risks and opportunities in the Company's activities. The Internal Audit Department reports significant audit observations to the Audit Committee, which comprises three non-executive Directors – Dr. H. S. Vachha, Chairman, Mr. Syamal Gupta and Mr. R. K. Misra, Members. The Committee met eight times during the year to review the audit observations and followed up on the implementation of corrective actions. The Committee also met the Company's statutory auditors to ascertain their views on the adequacy of internal control systems in the Company. The Committee submits reports of its observations to the Board of Directors.

ENTERPRISE RESOURCE PLANNING PROJECT - SAP

Implementation of SAP is in progress. The Company's internal as well as external support processes are being tightly integrated across its various businesses and geographical locations. This will result in improvement of operational efficiencies, easy replication of processes to new businesses or locations, and availability of enhanced quality of information for decision-making. Introduction of the Customer support functions in SAP will support the Company's thrust into the retail power sector.

[illegible]

The Company constantly scans new technologies in the power sector for introduction in its system. With the commissioning of the third 25 MW unit at Khopoli, the Company has completed replacement of all old hydro units at Khopoli and Bhivpuri with more efficient units which have yielded improved water rates and additional hydro generation. The Company has also introduced a vacuum fly ash evacuation system as an energy conservation measure. The Company's initiatives at introducing new technologies have contributed substantially towards the sustenance and improvement of its operations.

[illegible]

Employee Training and Development function was centralized so that greater thrust is given to build competencies for meeting the new emerging business challenges. Around 12,250 man days of training (6,855 man days in the previous year) were provided to employees. The training focus was on Customer Orientation, Improving Commercial Skills and Team Building. Fifty-five Tata Business Excellence Model (TBEM) internal assessors were trained and certified.

Our training programs also emphasize on general management perspective to business. The Company continues to



empower its people and provide a stimulating professional environment to its officers to excel in their respective functional disciplines.

It is expected that the above initiatives together with the pursuit of its business objectives will steer the company towards its vision.

Staff Strength (as of May 2003)

Business Area	Officers	Other Staff	Total
Licensed Area	1012	1959	2971
Strategic Electronics	102	150	252
Jojobera	85	40	125
Wadi	25	—	25
Belgaum	25	12	37
Power Systems Division	20	—	20
Total	1269	2161	3430

10. SUBSIDIARIES

10.1. Tata Petrodyne Limited

The development of the Lakshmi gasfield was completed during the year with the drilling of six development wells, installation of two offshore platforms and a pipeline connecting the offshore facility to an onshore processing facility at Suvali, near Hazira. Gas deliveries to buyers commenced in November 2002. The development plan for the Gauri Gasfield in the same Block also received approval during the year. The development involves drilling of four wells, installation of an offshore platform and a connecting pipeline to the Lakshmi A platform. Commercial deliveries are expected to commence around second quarter of 2004.

In the PY-3 Oil field in Block CY-OS-90/1, operated by Hardy Exploration and Production India, Inc., where Tata Petrodyne has a 21% interest, insurance claims in respect of one of four producing wells, which was lost in an incident in bad weather, are proceeding satisfactorily, with both claims raised being approved for settlement.

10.2. Chemical Terminal Trombay Limited (CTTL)

The income for the year was Rs. 11.91 crores as against Rs. 11.85 crores in the previous year. CTTL earned a profit of Rs. 3.04 crores against Rs. 3.71 crores in the previous year. CTTL issued bonus share in ratio of 1:10 and declared a dividend of 70% for the year (previous year 70%). Considering the increased availability of terminalling capacity at other ports, a distinct advantage enjoyed by Jawaharlal Nehru Port in respect of octroi duty vis-à-vis Mumbai Port, for the major part of the year, CTTL's performance is considered satisfactory.

10.3. Af-Taab Investment Company Limited (ATICL)

Af-Taab's total incom e reduced from Rs. 12.66 crores in the previous year to Rs. 4.66 crores in the year. The loss for the year was Rs. 7.44 crores as against a loss of Rs. 8.70 crores in the previous year. The reduction in income is mainly on account of reduced stock market operations. Af-Taab proposes to arrest the losses by restructuring its debt and equity in 2003-04.

11. CAUTIONARY STATEMENT

Statements in the Management Discussion and Analysis, describing the Company's objectives, projections and estimates, are forward-looking statements and progressive within the meaning of applicable security laws and regulations. Actual results may vary from those expressed or implied, depending upon economic conditions, Government Policies and other incidental factors.

AUDITORS' REPORT

TO THE MEMBERS OF

THE TATA POWER COMPANY LIMITED

We have audited the attached Balance Sheet of THE TATA POWER COMPANY LIMITED as at 31st March, 2003 and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As the Company is governed by the Electricity (Supply) Act, 1948, the provisions of the said Act have prevailed wherever they have been inconsistent with the provisions of the Companies Act, 1956.

Subject to the foregoing remark, we report that:-

1. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to above, we report that:

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) In our opinion, proper books of account as required by law have been kept by the Company, so far as it appears from our examination of those books;

   (c) The Balance Sheet and Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (d) (i) For the purposes of computations of "Capital Base" and "Clear Profit" under the Sixth Schedule to the Electricity (Supply) Act, 1948,

      1) As stated in Note 5(*a*) of the Notes forming part of the Accounts the Company (together with The Tata Hydro-Electric Power Supply Company Limited and The Andhra Valley Power Supply Company.



Limited since merged with the Company) had in 1999-2000 appropriated in advance through Special Appropriation towards Project Cost an amount of Rs.11.77 crores for which the approval of the State Government is needed and for which application is being made. Out of this appropriation in advance, a sum of Rs.5.83 crores had been adjusted (against the amount to be appropriated) during the year 2000-2001 and the balance of Rs.5.94 crores had been appropriated during the year 2001-2002.

2) Special appropriation to Deferred Taxation Liability Fund of Rs.106.63 crores in 2001-2002 and Rs. 22.93 crores for the current year has been made, as referred to in Note 29(*a*) of the Notes forming part of the Accounts for which approval of the State Government has not yet been obtained. For the reasons and to the extent stated in the Note, the manner of accounting for deferred tax liability in respect of the license business differs from the provisions of Accounting Standard 22 (AS-22) issued by The Institute of Chartered Accountants of India.

3) Special appropriation to project cost of Rs. 28.75 crores has been made in the current year as referred to in Note 5(*b*) of the Notes forming part of the Accounts for which approval of the State Government has to be obtained.

(ii) "Reasonable Return" has been computed in terms of the Sixth Schedule to the Electricity (Supply) Act, 1948 in the manner indicated in Note 6 of the Notes forming part of the Accounts.

(iii) In the event of approval of the State Government not being obtained for the matters referred to in sub-paragraph d(i) above or any adjustment becoming necessary for the matter referred to in sub-paragraph d(ii) above, the computations of "Capital Base" and "Clear Profit" will have to be revised for the year and the earlier years as necessary. In the event of such revision and the consequential recomputation of "Reasonable Return", the appropriation to Consumers Benefit Account and Statutory Reserves for the relevant years may need revision. It is not possible to quantify this revision until the matter referred to above is resolved.

(iv) As stated in Note 4(*a*) of the Notes forming part of the Accounts, borrowing costs attributable to the acquisition and construction of fixed assets relating to the electricity business as Licensee have not been capitalised as required by Accounting Standard 16 (AS-16) issued by The Institute of Chartered Accountants of India, but have been charged to the Profit and Loss Account consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

(v) As stated in Note 4(*b*) of the Notes forming part of the Accounts, exchange differences arising on repayment / realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, in respect of assets relating to the electricity business as Licensee, have not been adjusted in the carrying amount of fixed assets as required by Accounting Standard 11 (AS-11) issued by The Institute of Chartered Accountants of India, but are being recognised in the Profit and Loss Account over the period of repayment of liabilities consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

(vi) Subject to the matters referred to in paragraphs d(i)(2), d(iv) and d(v) above, in our opinion, the Balance Sheet and the Profit and Loss Account comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956.

(e) On the basis of written representations received from the directors, as on 31st March, 2003 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2003 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.

(f) Subject to the matters referred to in paragraphs d(i) to d(v) above, in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(1) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2003;

(2) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

(3) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.
Membership Number : 3242

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.
Membership Number : 37915

Mumbai, 28th May, 2003


TATA

Annexure to the Auditors' Report

Referred to in paragraph 1 of our report of even date

(1) In respect of fixed assets, the Company has maintained proper records showing full particulars including quantitative details and situation in most cases of such assets. As explained to us, the assets have been physically verified by the Management, in accordance with the established system of periodical verification of fixed assets once in two years except in respect of five locations, where physical verification has not been carried out during the year. In our opinion, the frequency of verification is reasonable, considering the size of the operations of the Company. Discrepancies noticed on verification were not material and the same have been properly dealt with in the books of account.

(2) None of the fixed assets has been revalued during the year.

(3) As explained to us, the stock of finished goods, stores and spare parts have been physically verified during the year by the Management under a perpetual inventory system, except for coal which was verified at the end of the year. In our opinion the frequency of verification was reasonable.

(4) According to the information and explanations given to us, in our opinion, the procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business, except that (apart from two locations) verification under the perpetual inventory system is carried out by the custodians. In our opinion, it would be preferable if verification was made by persons who do not have responsibility for custody.

(5) The discrepancies noted on verification between the physical stocks and book records were not material, having regard to the size of the operations of the Company.

(6) In our opinion and on the basis of our examination of the stock records, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

(7) The Company has not taken or granted any loans, secured or unsecured, from/to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or from/to companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956 where the rate of interest and other terms and conditions are, in our opinion, prima facie prejudicial to the interest of the Company.

(8) (a) (i) In respect of a loan of Rs.1.65 crores to a company, no repayment schedule has been prescribed and no recovery has been made during the year. Recovery of interest has been made as stipulated.

(ii) In respect of loans to and deposits with other companies aggregating (before recovered during the year) to Rs.394.11 crores, including Rs.169.78 crores to a wholly owned subsidiary, the loans are stated to be at call and no due dates for repayment have been stipulated. During the year, an amount of Rs.8.14 crores has been recovered/adjusted against such loans and deposits. Interest recovered during the year aggregates to Rs.24.21 crores and the amount of interest accrued as at 31st March, 2003 aggregates to Rs.29.07 crores.

(b) In respect of loans to employees, where repayment terms have been stipulated, the payment of interest and repayment of principal have generally been as stipulated.

(c) In respect of other loans granted by the Company, repayment of principal has been as stipulated and the payment of interest has been regular except in a few cases where collection was delayed.

(9) In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items purchased are of a special nature and suitable alternative sources do not exist for obtaining comparable quotations, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchases of stores, components, plant and machinery, equipment and other assets, and for the sale of goods.

(10) In our opinion and having regard to our comments in para (9) above, and according to the information and explanations given to us, where transactions have been made with different parties, the transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the Register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs.50,000 or more in respect of each party have been made at prices which are reasonable, having regard to the prevailing market prices for such goods, materials or services where such market prices are available or the prices at which transactions for similar goods or services have been made with other parties.

(11) As explained to us, unserviceable or damaged stores are determined by the Management and adequate provision has been made in the accounts for the loss so determined.

(12) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Section 58A of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public.

(13) The Company does not have any by-product. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of scrap.

(14) In our opinion, the Company has an internal audit system which is commensurate with the size and nature of its business.

(15) We have broadly reviewed the books of account maintained by the Company in respect of the electricity business, electronic products and broadband business of the Company where the maintenance of cost records has been prescribed under Section 209(1)(d) of the Companies Act, 1956. We are of the opinion that prima facie the prescribed accounts and records have been maintained and are being made up. We have not however made a detailed examination of the records with a view to detemining whether they are accurate or not.

(16) We are informed by the Company that the Employees' State Insurance Act, 1948 (ESI), is applicable only to certain locations of the Company. Contributions deducted/accrued in respect of such locations, as also Provident Fund dues in respect of all locations, have generally been regularly deposited during the year with appropriate authorities and there were no arrears of such dues at the year end.



(17) According to the information and explanations given to us, there were no undisputed amounts payable in respect of income-tax, wealth tax, sales tax, customs duty and excise duty which have remained outstanding as at 31st March, 2003, for a period of more than six months from the date they became payable.

(18) According to the information and explanations given to us and the records of the Company examined by us, no personal expenses have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

(19) The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

(20) In connection with the Company's business of providing services, we report that, commensurate with the size of the Company and the nature of its business, in our opinion:-

(a) the Company has a reasonable system of recording receipts, issues and consumption of materials and stores and such a system provides for the allocation of the materials consumed to the relative jobs,

(b) the Company has a reasonable system which provides for the allocation of man-hours utilised to the relative jobs,

(c) there is a reasonable system of authorisation at proper levels and adequate system of internal control on the issue of stores and allocation of stores and labour to jobs.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.
Membership Number : 3242

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.
Membership Number : 37915

Mumbai, 28th May, 2003

	Schedule No.	Page	Rupees Crores	Rupees Crores	As at 31-3-2002 Rupees Crores
FUNDS EMPLOYED:					
1. SHARE CAPITAL	"A"	53		197.91	197.91
2. RESERVES AND SURPLUS	"B"	54		3,959.44	3,500.59
3. SPECIAL APPROPRIATION TOWARDS PROJECT COST				521.08	492.33
4. CAPITAL CONTRIBUTIONS FROM CONSUMERS				41.81	41.81
5. SECURED LOANS	"C"	55		1,340.37	1,506.54
6. UNSECURED LOANS	"D"	57		1,058.83	1,282.39
7. TOTAL FUNDS EMPLOYED				**7,119.44**	**7,021.57**
APPLICATION OF FUNDS:					
8. FIXED ASSETS	"E"	57			
Gross Block			5,370.79		4,975.12
Less : Depreciation to date			2,034.74		1,724.57
				3,336.05	3,250.55
Capital Work-in-Progress (including advances against capital expenditure)				191.32	355.18
Increase in foreign currency liabilities (net) for purchase of capital assets			651.94		615.55
Less: Amount written off to date			505.31		414.68
				146.63	200.87
				3,674.00	3,806.60
9. INVESTMENTS	"F"	58		2,451.83	1,882.09
10. CURRENT ASSETS, LOANS AND ADVANCES	"G"	60			
Current Assets — Rs.1,350.66 Crores					1,399.02
Loans and Advances — " 1,115.51 Crores					1,354.93
			2,466.17		2,753.95
Less:					
11. CURRENT LIABILITIES AND PROVISIONS	"H"	61			
Current Liabilities — Rs.1,067.22 Crores					1,056.41
Provisions — " 454.43 Crores					273.21
			1,521.65		1,329.62
12. NET CURRENT ASSETS				944.52	1,424.33
13. DEFERRED TAX ASSET (NET) [*See Note 29(b)*]				20.57	(133.61)
14. MISCELLANEOUS EXPENDITURE (to the extent not written off)	"I"	61		28.52	42.16
15. TOTAL APPLICATION OF FUNDS				**7,119.44**	**7,021.57**

Notes - Pages 66 to 78.

As per our report attached.

For and on behalf of the Board,

For S. B. BILLIMORIA & CO.
Chartered Accountants,

For A. F. FERGUSON & CO.
Chartered Accountants,

R. N. TATA
Chairman.

Y. H. MALEGAM
Partner.

R. A. BANGA
Partner.

B. J. SHROFF
Secretary.

F. A. VANDREVALA
Managing Director.

Mumbai, 28th May, 2003.

Mumbai, 28th May, 2003.


TATA

Profit and Loss Account for the year ended 31st March, 2003

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INCOME:					
1. REVENUE FROM POWER SUPPLY [*See Note 26(a)*]			4,175.18		3,735.86
Less : Cash Discount			4.46		4.45
			4,170.72		3,731.41
Add : Wheeling Charges recoverable			22.81		24.35
				4,193.53	3,755.76
2. INCOME FROM OPERATIONS	1	62		106.97	44.09
3. OTHER INCOME	1	62		152.03	356.29
4. NET ADJUSTMENT IN RESPECT OF PREVIOUS YEARS				Nil	2.94
5. TOTAL INCOME				**4,452.53**	**4,159.08**
EXPENDITURE:					
6. COST OF POWER PURCHASED [*See Note 26(b)*]				406.90	399.03
7. COST OF FUEL				2,062.59	1,768.44
8. GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES	2	63		431.70	519.40
9. NET ADJUSTMENT IN RESPECT OF PREVIOUS YEARS				1.18	Nil
10. TAX ON SALE OF ELECTRICITY				123.34	117.17
11. DEPRECIATION				318.04	281.65
12. AMOUNT WRITTEN OFF IN RESPECT OF NET INCREASE IN FOREIGN CURRENCY LIABILITIES FOR PURCHASE OF CAPITAL ASSETS				90.63	53.27
13. INTEREST AND FINANCE CHARGES	3	64		341.21	348.28
14. TOTAL EXPENDITURE				**3,775.59**	**3,487.24**
PROFIT BEFORE TAXES AND STATUTORY APPROPRIATIONS				676.94	671.84
15. PROVISION FOR TAXATION					
a. CURRENT TAX			199.76		76.88
b. DEFERRED TAX			(58.25)		88.33
				141.51	165.21
16. EXCESS PROVISION FOR TAXATION IN RESPECT OF EARLIER YEARS				(1.39)	(1.95)
17. ADDITIONAL INCOME-TAX ON DIVIDEND				16.50	Nil
18. PROVISION FOR WEALTH-TAX				0.40	0.35
PROFIT AFTER TAXES AND BEFORE STATUTORY APPROPRIATIONS				**519.92**	**508.23**
19. STATUTORY APPROPRIATIONS	4	64		69.91	126.85
DISTRIBUTABLE PROFITS				**450.01**	**381.38**
APPROPRIATIONS:					
20. PROPOSED DIVIDEND				128.78	Nil
21. INTERIM DIVIDEND				Nil	99.06
22. TRANSFER TO DEBENTURE REDEMPTION RESERVE				49.69	57.50
23. TRANSFER TO GENERAL RESERVE				150.00	150.00
				328.47	306.56
24. BALANCE CARRIED TO BALANCE SHEET				**121.54**	**74.82**
25. BASIC AND DILUTED EARNINGS PER SHARE (In Rs.) (on distributable profits on shares outstanding) (Face Value Rs. 10)				22.74	19.27

Notes - Pages 66 to 78.

As per our report attached to the Balance Sheet.

For and on behalf of the Board,

For S. B. BILLIMORIA & CO.
Chartered Accountants,

For A. F. FERGUSON & CO.
Chartered Accountants,

R. N. TATA
Chairman.

Y. H. MALEGAM
Partner.

R. A. BANGA
Partner.

B. J. SHROFF
Secretary.

F. A. VANDREVALA
Managing Director.

Mumbai, 28th May, 2003.

Mumbai, 28th May, 2003.

Cash Flow Statement for the year ended 31st March, 2003

			Year ended 31-03-2003 Rs. Crores		Year ended 31-03-2002 Rs. Crores
A.	**Cash Flow from Operating Activities**				
	Net Profit before Taxes and Extraordinary Items		676.94		671.84
	Adjustments for:				
	Depreciation	318.04		281.65	
	Interest Expenditure	308.27		298.59	
	Interest Income	(79.35)		(63.72)	
	Income from Trade Investments	(13.36)		(0.64)	
	Income from Subsidiaries	(2.03)		(0.90)	
	Income from Other Investments	(7.11)		(6.21)	
	Dividend Income from Units	—		(29.46)	
	Provision for diminution in value of Investments written back (Net)	(14.44)		83.66	
	Retiring Gratuities	8.45		9.62	
	Leave Encashment	4.47		4.86	
	Pension Scheme	4.84		0.77	
	(Profit)/Loss on Sale/Retirement of Assets (Net)	(5.38)		0.57	
	Loss on Exchange on loan repayments (Net)	8.50		2.73	
	Guarantee Fees for Loans	10.63		13.98	
	Profit on Sale of Investments (Net)	(30.37)		(243.81)	
	Surplus on buy-back of Euro Notes	(2.32)		(8.75)	
	Net increase in Foreign Currency Liabilities written off	90.63		53.27	
	Miscellaneous Expenditure written off	14.17		13.81	
			613.64		410.02
	Operating Profit before Working Capital Changes		1,290.58		1,081.86
	Adjustments for:				
	Trade & Other Receivables	(115.57)		(254.81)	
	Inventories	(5.02)		(14.48)	
	Trade Payables	135.15		55.56	
			14.56		(213.73)
	Cash Generated from Operations		1,305.14		868.13
	Taxes Paid	(216.55)		(100.04)	
	Retiring Gratuities Paid	(4.28)		(3.66)	
	Leave Encashment Paid	(1.65)		(1.04)	
	Pension Paid	(0.72)		(0.57)	
			(223.20)		(105.31)
	Cash Flow before Extraordinary Items		1,081.94		762.82
	Extraordinary Items		—		—
	Net Cash from Operating Activities A		1,081.94		762.82
B.	**Cash Flow from Investing Activities**				
	Purchase of Fixed Assets		(367.97)		(440.31)
	Sale of Fixed Assets		8.20		1.21
	Purchase of Investments		(4,632.96)		(10,014.59)
	Sale of Investments		4,502.08		9,457.86
	Interest Received		67.88		48.74
	Inter-corporate deposits/advances		(9.08)		(388.37)
	Income from Trade Investments		13.36		0.64
	Income from Subsidiaries		2.03		0.90
	Income from Other Investments		3.06		6.34
	Dividend Income from Units		—		29.46
	Net Cash used in Investing Activities B		(413.40)		(1,298.12)
C.	**Cash Flow from Financing Activities**				
	Increase in Capital Contributions		—		0.18
	Proceeds from Borrowings		141.49		1,602.10
	Repayment of Borrowings		(570.41)		(1,420.30)
	Guarantee Fees for Loans		(11.19)		(14.05)
	Interest Paid		(310.73)		(276.65)
	Dividend Paid		(98.30)		(98.79)
	Additional Income-tax on Dividend Paid		—		(10.11)
	Net Cash used in Financing Activities C		(849.14)		(217.62)
	Net Decrease in Cash and Cash Equivalents (A+B+C)		(180.60)		(752.92)
	Cash and Cash Equivalents as at 1st April, 2002 (Opening Balance)		307.01		1,059.93
	Cash and Cash Equivalents as at 31st March, 2003 (Closing Balance)		126.41		307.01

Notes :

1. Interest paid is exclusive of and purchase of Fixed Assets is inclusive of interest capitalised Rs. 7.62 crores – *Previous Year Rs. 20.37 crores.*
2. Cash and Cash Equivalents include:
   Current Accounts with Scheduled Banks Rs. 66.17 crores *(Previous Year Rs. 102.12 crores).*
   Term/Call Deposits with Scheduled Banks Rs. 60.05 crores *(Previous Year Rs. 204.68 crores).*
   Cash and Cheques on Hand Rs. 0.19 crore *(Previous Year Rs. 0.21 crore).*
3. Purchase of Investments include Rs. 187.68 crores *(Previous Year Rs. Nil)* and sale of Investments include Rs. 7.36 crores *(Previous Year Rs. Nil)* in respect of shares pertaining to North Delhi Power Ltd.
4. Previous year's figures have been restated, wherever necessary, to conform to this year's classification.

As per our report attached.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

Mumbai, 28th May, 2003.

B. J. SHROFF
Secretary.

Mumbai, 28th May, 2003.

For and on behalf of the Board,

R. N. TATA
Chairman.

F. A. VANDREVALA
Managing Director.



Schedule forming part of the Balance Sheet

SCHEDULE "A" : SHARE CAPITAL

		Rupees Crores	Rupees Crores	As at 31-3-2002 Rupees Crores
AUTHORISED CAPITAL-				
3,00,00,000	Cumulative Redeemable Preference Shares of Rs. 100 each	300.00		300.00
22,90,00,000	Equity Shares of Rs. 10 each	229.00		229.00
			529.00	529.00
ISSUED CAPITAL-				
20,35,37,712	Equity Shares of Rs.10 each [including 2,30,308 shares (*31st March, 2002 - 2,30,308 shares*) not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]		203.54	203.54
SUBSCRIBED CAPITAL-				
19,78,97,864	Equity Shares of Rs.10 each (excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay)	197.90		197.90
	Less - Calls in arrears (including Rs. 0.01 crore in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited)	0.05		0.05
		197.85		197.85
1,65,230	*Add* - Equity Shares forfeited - Amount paid (*31st March, 2002 - 1,65,230 shares*)	0.06		0.06
			197.91	197.91

Of the above Equity Shares :

(i) 1,67,500 shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/subscription to debentures.

(iv) 56,81,818 shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 shares (excluding 47,560 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

(vi) 3,50,97,824 shares (excluding 45,168 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

Schedule forming part of the Balance Sheet

	Opening Balance Rupees Crores	Additions Rupees Crores	Deductions Rupees Crores	Closing Balance Rupees Crores
STATUTORY RESERVES: [Under the Electricity (Supply) Act, 1948]				
TARIFFS AND DIVIDENDS CONTROL RESERVE	11.75	—	—	11.75
CONTINGENCIES RESERVE NO. 1 *[See Note 7(a)]*	122.66	18.23[*a*]	—	140.89
CONTINGENCIES RESERVE NO. 2 *[See Note 7(b)]*	13.38	—	—	13.38
DEVELOPMENT RESERVE (created prior to 1st April, 1976)	5.29	—	—	5.29
DEFERRED TAXATION LIABILITY FUND	396.63	22.93[*b*]	—	419.56
INVESTMENT ALLOWANCE RESERVE (including Development Reserve created after 31st March, 1976)	121.18	—	—	121.18
DEBT REDEMPTION RESERVE	51.94	—	—	51.94
DEBENTURE REDEMPTION RESERVE	56.63	—	—	56.63
OTHER RESERVES:				
CAPITAL RESERVE	0.67	—	—	0.67
CAPITAL REDEMPTION RESERVE	1.60	—	—	1.60
SECURITIES PREMIUM	1,060.00	—	—	1,060.00
Less: Adjustment of Global Depository Shares Issue Expenses *(Schedule "I")*	6.37	—	0.53[*c*]	5.84[*c*]
	1,053.63	—	(0.53)	1,054.16
DEBENTURE REDEMPTION RESERVE	57.50	49.69[*d*]	—	107.19
GENERAL RESERVE	709.86	245.93[*f*]	—	955.79
PROFIT AND LOSS ACCOUNT	897.87	121.54[*e*]	—	1,019.41
Total Reserves and Surplus - 2002-03	**3,500.59**	**458.32**	**(0.53)**	**3,959.44**
- 2001-02	*3,147.64*	*397.72*	*44.77[g]*	*3,500.59*

[*a*] Amount set aside during the year.

[*b*] Transferred to Deferred Taxation Liability Fund.

[*c*] Adjustment of Global Depository Share issue expenses after charging Rs. 0.53 crore to the Profit & Loss Account for the year.

[*d*] Amount set aside during the year.

[*e*] Transfer from Profit & Loss Account.

[*f*] Also see Note 29(*c*).

[*g*] Includes Deferred Tax Liability applicable to the period prior to 1st April, 2001 in respect of non-licenced business and other adjustments relating to licenced business adjusted against General Reserve Rs. 45.28 crores.



Schedule forming part of the Balance Sheet

SCHEDULE "C" : SECURED LOANS

	Rupees Crores	As at 31-3-2002 Rupees Crores
(a) 13.75% Secured, Redeemable, Non-Convertible Debentures (2003-2005) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 22nd February, 1999)	100.00	*100.00*
(b) 14% Secured, Redeemable, Non-Convertible Debentures (2003-2008) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 22nd February, 1999)	50.00	*50.00*
(c) 14% Secured, Redeemable, Non-Convertible Debentures (2004-2009) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 14th September, 1999)	25.00	*25.00*
(d) 12.75% Secured, Redeemable, Non-Convertible Debentures (1999-2009) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 14th September, 1999)	203.04	*222.04*
(e) 13.50% Secured, Redeemable, Non-Convertible Debentures (2004-2010) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 6th January, 2000)	100.00	*100.00*
(f) 10.90% Secured, Redeemable, Non-Convertible Debentures (2001-2006) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 9th April, 2001)	120.00	*160.00*
(g) 10.20% Secured, Redeemable, Non-Convertible Debentures (2001-2010) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 19th September, 2001)	300.00	*300.00*
(h) Loan from International Bank for Reconstruction and Development (IBRD) ** (Secured by Trust Deed dated 12th June, 1985)	Nil	*103.70*
(i) Loan from International Bank for Reconstruction and Development (IBRD) **	273.92	*277.19*
(j) Loan from International Finance Corporation (IFCW) **	85.36	*82.01*
(k) Loan from ANZ Grindlays Export Finance Ltd.(ANZ) **	76.65	*86.60*
(l) Cash Credit Arrangement with a Bank against hypothecation of stores, spare parts, coal, fuel and book debts – Amount drawn	6.40	*Nil*
	1,340.37	***1,506.54***

** In foreign currency

Schedule forming part of the Balance Sheet

[illegible] (Contd.)

Security

The debenture and loans mentioned in item (*a*) to (*l*) above are secured or agreed to be secured by mortgages / charges on the moveable and immoveable properties, plant and licences of the Company as given below and a floating charge on its other assets (subject to prior charges created and to be created in favour of the Company's banker's over the current assets), the priorities of the mortgages/charges for the aforesaid debentures and loans in respect of the assets and licences being as follows :

	Assets / Licences	Order of priority of mortgages/charges for		
		Debentures [items (*a*) to (*e*)]	Debentures [items (*f*) to (*g*)]	Loans from IBRD, IFCW and ANZ [items (*h*) to (*k*)]
1.	The Trombay Thermal Power Electric Licence	I	Nil	I
2.	The Bombay (Hydro-Electric) Licence	I	Nil	I
3.	The Tata Hydro (Tata Hydro) Licence	I	Nil	I
4.	The Nila Mula Valley (Hydro Electric) Licence	I	Nil	I
5.	Trombay 500 MW (Unit 5 & Unit 6) Projects and assets subsequently added thereto	I	I	I
6.	Other assets at Trombay Thermal Power Station and Trombay Housing Colony	I	I	I
7.	All moveable and immoveable properties including land in Village Takve Khurd (Maharashtra)	I	I	Nil
8.	All **other** moveable and immoveable properties in the state of Maharashtra excluding land	I	I	I
9.	All land in the state of Maharashtra excluding land at Village Takve Khurd (Maharashtra)	I	Nil	I

Notes :

(i) The loans from IBRD, IFCW and ANZ have been secured or agreed to be secured by mortgages/charges on the assets and licences held by the Company.

(ii) In the above table of priorities of the mortgages/charges, where the priorities are the same, the mortgages/charges rank on *pari passu* basis *inter se* between the above mentioned lenders and State Bank of India as indicated in Note 14 of the Notes forming part of the Accounts. In cases where priority of security is shown as 'Nil', such assets/licences do not constitute security for that loan.

Redemption

(i) The debentures mentioned in (*a*) and (*b*) are redeemable at par on 26th November, 2005 and 26th November, 2008 respectively. The Company has the call option to redeem the same at the end of 5 years from 26th November, 1998 being the date of allotment, at a premium of 0.25% per annum for the balance period of debentures giving 90 days prior period notice.

(ii) The debentures mentioned in (c) are redeemable at par on 5th July, 2009. The Company has the call option to redeem the same at the end of 5 years from 5th July, 1999.

(iii) The debentures mentioned in (*d*) are redeemable at par in forty equated quarterly instalments commencing from 15th October, 1999. The Company has the call option to redeem the same at the end of 5 years from 24th November, 1999, by giving 30 days prior period notice.

(iv) The debentures mentioned in (*e*) are redeemable at par in three annual instalments at the end of the ninth, tenth and eleventh years from the date of allotment i.e. 22/24 November, 2008, 22/24 November, 2009 and 22/24 November, 2010. The Company has the call option to redeem the same at the end of 5 years from 22nd November, 1999, by giving 30 days prior period notice.

(v) The debentures mentioned in (*f*) are redeemable at par in five equal instalments commencing from 24th January, 2002.

(vi) The debentures mentioned in (*g*) are redeemable at par in three equal instalments commencing from 30th July, 2008.



Schedules forming part of the Balance Sheet

SCHEDULE "D" : UNSECURED LOANS

		Rupees Crores	As at 31-3-2002 Rupees Crores
(a)	Fixed Deposits	181.58	*183.75*
(b)	Loans from Shareholders (including short term Rs. 1.20 crores - *31st March, 2002 - Rs. 1.29 crores*)	1.32	*2.50*
(c)	Loans from Japanese Leasing Companies *(See Note 14)* ** (including short term Rs. 6.62 crores - *31st March, 2002 - Rs. 12.22 crores*)	6.62	*18.33*
(d)	Supplier's Credit from Kanematsu Corporation, Japan *(See Note 15)* ** (including short term Rs. 5.75 crores - *31st March, 2002 - Rs. 7.97 crores*)	8.62	*15.93*
(e)	Loans from Housing Development Finance Corporation Ltd. (including short term Rs. 1.19 crores - *31st March, 2002 - Rs. 1.03 crores*)	5.83	*6.86*
(f)	7.875% Euro Notes (2007)**	553.95	*560.16*
(g)	8.500% Euro Notes (2017)**	288.34	*489.79*
(h)	Short Term Borrowing from Companies	5.07	*5.07*
(i)	Interest accrued and due:		
	On (a) above	*	*
	On (b) above	*	*
(j)	Sales Tax Deferral (repayable in 2014-2018)	7.50	*Nil*
		1,058.83	***1,282.39***

** repayable in foreign currencies.

SCHEDULE "E" : FIXED ASSETS

Rs. Crores

	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	As at 1-4-2002 (at cost)	Additions	Deductions	**As at 31-3-2003 (at cost)**	As at 1-4-2002	For the year	Deductions	**As at 31-3-2003**	As at 1-4-2002	**As at 31-3-2003**
1. GOODWILL	7.60$	—	—	7.60	1.52	1.52	—	3.04	6.08	4.56
2. LAND (including land development)	14.93	0.43	—	15.36	—	—	—	—	14.93	15.36
3. LEASEHOLD LAND	4.48	—	—	4.48	0.10	0.05	—	0.15	4.38	4.33
4. HYDRAULIC WORKS	277.31	4.26	0.43	281.14	36.99	9.26	0.39	45.86	240.32	235.28
5. BUILDINGS	385.29	38.28	0.71	422.86#	76.77	19.98	0.25	96.50	308.52	326.36
6. RAILWAY SIDINGS, ROADS, CROSSINGS, ETC.	18.52	1.22	*	19.74	4.21	0.40	—	4.61	14.31	15.13
7. PLANT AND MACHINERY	3,585.84	309.14	7.13	3,887.85	1,405.49	237.67	5.53	1,637.63	2,180.35	2,250.22
8. TRANSMISSION LINES, CABLE NETWORK, ETC.	609.40	44.97	1.26	653.11	164.77	34.86	0.73	198.90	444.63	454.21
9. FURNITURE, FIXTURES AND OFFICE EQUIPMENT	21.91	4.57	0.32	26.16	13.55	1.35	0.24	14.66	8.36	11.50
10. TECHNICAL KNOW-HOW	0.93	—	—	0.93	0.67	0.06	—	0.73	0.26	0.20
11. MOTOR VEHICLES, LAUNCHES, BARGES, ETC.	24.73	3.49	0.84	27.38	12.42	4.81	0.73	16.50	12.31	10.88
12. HELICOPTERS	24.18	—	—	24.18	8.08	8.08	—	16.16	16.10	8.02
TOTAL 2002-2003	**4,975.12**	**406.36**	**10.69**	**5,370.79**	**1,724.57**	**318.04**	**7.87**	**2,034.74**	**3,250.55**	**3,336.05**
2001-2002	*4,397.42*	*583.44***	*5.74*	*4,975.12*	*1,446.88*	*281.65*	*3.96*	*1,724.57*	*2,950.54*	*3,250.55*

Buildings include Rs. 17,160 being cost of ordinary shares in co-operative housing societies.

$ Goodwill is on acquisition of the Transmission EPC Business Unit of Tata International Limited.

** Additions during the year 2001-2002 include Plant & Machinery Rs. 0.31 crore, Furniture & Fixtures Rs. 0.01 crore and Motor Vehicles Rs. 0.12 crore acquired on the takeover of Transmission EPC Business Unit of Tata International Ltd.

	Quantity: Opening Balance	Quantity: Additions	Quantity: Deductions/ Cancellations	Quantity: Closing Balance	Face Value Rupees Crores	Cost Rupees Crores	*Cost as at 31-3-2002 Rupees Crores*
1. CONTINGENCIES RESERVE INVESTMENTS -							
A. Government of India Securities - (Quoted)							
5 ¾ % (2003) Loan	—	—	—	—	0.34	0.33	*0.33*
6.85% GOI (2012)	—	9,08,700 ##	—	9,08,700	9.09	9.00	*Nil*
B. Other Securities - (Quoted)							
Unit Trust of India - US 64	8,75,60,540	—	—	8,75,60,540	87.56	126.94	*126.94*
						136.27	*127.27*
2. DEFERRED TAXATION LIABILITY FUND INVESTMENTS -							
A. Government of India Securities - (Quoted)							
6.85% GOI (2012)	—	40,91,300 ##	—	40,91,300	40.91	40.53	*Nil*
B. Other Securities - (Quoted)							
Unit Trust of India - US 64	17,39,14,698	20,83,040 +	—	17,59,97,738	176.00	292.09	*290.00*
IDBI Flexibonds (2010)	—	20,000 ##	—	20,000	10.00	9.97	*Nil*
EXIM (2012)	—	40 ##	—	40	40.00	39.84	*Nil*
						341.90	*290.00*
C. Other Securities - (Unquoted)							
NABARD Capital Gain Bonds (2008)	—	15,000 ##	—	15,000	15.00	15.00	*Nil*
						397.43	*290.00*
3. TRADE INVESTMENTS -							
A. Ordinary Shares - (Quoted) fully paid up							
Nelco Ltd.	1,10,99,630	—	—	1,10,99,630	11.10	11.07	*11.07*
Tata Teleservices (Maharashtra) Ltd.	—	16,15,65,693 ##	—	16,15,65,693	161.57	115.44	*Nil*
						126.51	*11.07*
B. Ordinary Shares - (Unquoted) fully paid up -							
Tata Services Ltd.	1,562	—	—	1,562	0.16	0.16	*0.16*
The Associated Building Co. Ltd.	1,400	—	—	1,400	0.13	0.13 **	*0.13 ***
Yashmun Engineers Ltd.	9,600	—	—	9,600	0.10	0.01	*0.01*
Tata Projects Ltd.	45,000	—	—	45,000	0.45	0.52	*0.52*
Tata Teleservices Ltd.	30,00,00,000	20,00,00,000 ##	—	50,00,00,000	500.00	500.00	*300.00*
Panatone Finvest Ltd.	8,00,00,000	42,00,00,000 ##	—	50,00,00,000	500.00	500.00	*80.00*
North Delhi Power Ltd.	—	18,76,80,000 !	73,60,000 ###	18,03,20,000	180.32	180.32	*Nil*
Power Trading Corporation of India Ltd.	—	1,00,00,000 ##	—	1,00,00,000	10.00	10.00	*Nil*
						1,191.14	*380.82*
						1,317.65	*391.89*
4. INVESTMENTS IN SUBSIDIARY COMPANIES -							
Ordinary Shares - (Unquoted) fully paid up							
Chemical Terminal Trombay Ltd.	1,38,240	13,824 &	—	1,52,064	1.52	26.39	*26.39*
Af-Taab Investment Co. Ltd.	8,92,800	—	—	8,92,800	8.93	56.03	*56.03*
Tata Petrodyne Ltd.	9,80,00,425	—	—	9,80,00,425	98.00	145.00	*145.00*
						227.42	*227.42*
5. OTHER INVESTMENTS -							
A. Ordinary Shares - (Quoted) fully paid up							
Titan Industries Ltd.	3,48,300	—	—	3,48,300	0.35	0.85	*0.85*
Tata Honeywell Ltd.	8,75,000	—	—	8,75,000	0.88	13.78	*13.78*
Tata Telecom Ltd.	12,37,500	—	—	12,37,500	1.24	4.68	*4.68*
PSI Data Systems Ltd.	1,35,244	—	—	1,35,244	0.14	6.45 **	*6.45 ***
HDFC Bank Ltd.	1,500	—	—	1,500	*	*	*
Industrial Development Bank of India	1,42,720	—	—	1,42,720	0.14	1.14	*1.14*
Voltas Ltd.	23,342	—	—	23,342	0.02	0.25	*0.25*
Tata Infomedia Ltd.	7,29,607	—	—	7,29,607	0.73	1.39	*1.39*
						28.54	*28.54*
B. Ordinary Shares - (Unquoted) fully paid up							
Tata Industries Ltd.	22,83,366	—	—	22,83,366	22.83	27.40	*27.40*
Rujuvalika Investments Ltd.	1,83,334	—	—	1,83,334	0.18	0.30	*0.30*
WTI Advanced Technology Ltd.	1,45,000	—	—	1,45,000	0.15	0.15 **	*0.15 ***
Tata BP Solar India Ltd.	17,82,000	—	—	17,82,000	17.82	24.49	*24.49*
Tata Ceramics Ltd. *(See Note 9(d))*	91,10,000	—	—	91,10,000	9.11	9.11 **	*9.11 ***
Tata Sons Ltd.	4,573	—	—	4,573	0.46	25.62	*25.62*
India Natural Gas Co. Pvt. Ltd.	1,00,000	—	—	1,00,000	1.00	1.00 **	*1.00 ***
Haldia Petrochemicals Ltd.	8,99,99,999	—	—	8,99,99,999	90.00	90.00	*90.00*
Tata Consultancy Services Ltd. (formerly Orchid Print Ltd.)	9	—	—	9	*	*	*
						178.07	*178.07*
Carried over..						2,285.38	*1,243.19*

& Bonus received during the year.

\## Acquired during the year.

\### Sold/redeemed during the year.

\+ Transferred from Other Investments to Deferred Taxation Liability Fund Investments.

! Became a subsidiary on 26-6-2002 and ceased to be a subsidiary on 17-7-2002.



SCHEDULE "F" : INVESTMENTS (Contd.)

	Quantity						
	Opening Balance	Additions	Deductions/ Cancellations	Closing Balance	Face Value Rupees Crores	Cost Rupees Crores	Cost as at 31-3-2002 Rupees Crores
Brought forward						2,285.38	1,243.19
C. Preference Shares - (Unquoted) fully paid up							
Tata Sons Ltd.	1,50,000	—	1,50,000 ###	—	—	Nil	15.00
Inshaallah Investments Pvt. Ltd.	2,00,000	—	—	2,00,000	2.00	2.00 **	2.00 **
Tata Ceramics Ltd.	77,00,000	11,02,850 ##	—	88,02,850	88.04	88.04 **	77.02 **
						90.04	94.02
D. Other Securities - (Quoted)							
Unit Trust of India - US 64	5,78,34,039	—	2,67,44,994 ++	3,10,89,045	31.09	38.39 **	70.93 **
Unit Trust of India - US 2002	—	4,04,97,096 ++	—	4,04,97,096	40.50	30.46	Nil
						68.85	70.93
E. Other Securities - (Unquoted)							
Unit Trust of India - Venture Capital Unit Scheme 1990 (VECAUS II)	2,240	—	1,510 ###	730	0.01	0.01	0.02
JM Equity Fund-Units	5,00,000	—	—	5,00,000	0.50	0.50	0.50
BOI Mutual Fund	5,00,000	—	—	5,00,000	0.50	0.50	0.50
Templeton India Growth Fund	2,50,000	—	—	2,50,000	0.25	0.25	0.25
KRC Bonds (tax-free)	50,000	—	—	50,000	5.00	4.67	4.67
Alliance Cash Manager	7,20,908	—	7,20,908 ###	—	—	—	100.00
Birla Cash Plus	6,56,55,571	—	6,56,55,571 ###	—	—	—	100.00
Templeton India Liquid Fund	4,35,08,341	—	4,35,08,341 ###	—	—	—	61.00
HDFC Liquid Fund - Growth Scheme	8,88,52,558	—	8,88,52,558 ###	—	—	—	100.00
!! JM High Liquidity Fund	3,19,55,280	18,46,65,887 ##	20,14,97,632 ###	1,51,23,535	15.12	25.10	50.00
!! Grindlays Cash Fund	9,49,21,689	32,28,06,176 ##	39,09,98,673 ###	2,67,29,192	26.73	30.00	100.00
!! Tata Liquid Fund	3,81,29,809	8,51,76,430 ##	10,51,83,436 ###	1,81,22,803	18.12	25.08	50.00
						86.11	566.94
						451.61	938.50
						2,530.38	1,975.08
** Provision for diminution in value of investments						78.55	92.99
						2,451.83	1,882.09

Notes :

	As at 31-3-2003 Rupees Crores	As at 31-3-2002 Rupees Crores
(1) Aggregate of Quoted Investments		
Cost	742.60	527.81
Market Value [Including face value Rs. 99.33 crores — (*31st March, 2002 — Rs. Nil*) in respect of items listed but not quoted]	424.21	239.31
(2) Aggregate of Unquoted Investments		
Cost	1,787.78	1,447.27

(3) During the year, the Company acquired and sold the following investments :

	No. of Units	Purchase Cost Rupees Crores
Alliance Income Fund	6,27,26,916	122.55
Alliance Term Plans	4,98,00,908	150.92
Birla Bond Plus	7,27,86,866	75.27
Birla Cash Plus	1,60,23,381	25.00
Birla Income Plus	5,13,69,734	122.58
Grindlays Cash Fund	32,28,06,176	351.06
Grindlays Super Saver Income Fund	6,89,31,534	92.17
Grindlays Super Saver Income Short Term Fund	7,99,86,858	90.00
HDFC Income Fund	7,35,30,618	97.68
HDFC Liquid Fund	1,72,66,982	20.00
HDFC Short Term Fund	7,42,85,651	75.21
IL&FS Liquid Account	3,53,55,247	38.05
JM High Liquid Fund	18,46,65,342	304.50
JM Income Fund	2,93,71,454	65.00
Tata Liquid Fund	8,51,76,433	117.50
Templeton India Liquid Fund	148,48,42,219	2,145.28
Zurich India High Interest Growth Fund	1,30,96,885	25.72
Zurich India High Interest Short Term Fund	4,81,94,287	50.00

!! Current Investments - all other Investments are long-term investments.

++ Unit 64 acquired subsequent to 1st July, 2001 converted into units of US 2002.

Schedules forming part of the Balance Sheet

SCHEDULE [illegible] : CURRENT ASSETS, LOANS AND ADVANCES

		Rupees Crores	Rupees Crores	As at 31-3-2002 Rupees Crores
CURRENT ASSETS -				
(a) Interest accrued on Investments		4.26		0.14
(b) Stores and Spare Parts at or below cost (*See Note 28*)		296.19		259.59
(c) Loose Tools at or below cost		0.22		0.02
(d) Stores, Tools and Equipment in transit at cost		12.13		31.93
(e) Work-in-progress (in respect of electronic products, at lower of cost plus attributed profit and net realisable value)		22.44		34.42
(f) Sundry Debtors-				
(i) Debts outstanding for more than six months	Rs. 415.42 Crores			312.01
(ii) Other debts	" 518.24 Crores			505.80
	Rs. 933.66 Crores			817.81
Less - Provision for Doubtful Debts	" 44.65 Crores			51.90
		889.01		765.91
Notes -				
Sundry Debtors fully secured	Rs. 19.76 Crores			21.45
Sundry Debtors unsecured and considered good	" 869.25 Crores			744.46
Sundry Debtors considered doubtful	" 44.65 Crores			51.90
	Rs. 933.66 Crores			817.81
(g) Cash and Bank Balances-				
(i) Current Accounts with Scheduled Banks	Rs. 66.17 Crores			102.12
(ii) Call Deposits with Scheduled Banks (including interest accrued Rs. 0.05 crore - *31st March, 2002 - Rs. 0.68 crore*)	Rs. 60.05 Crores			204.68
(iii) Cash and Cheques on hand	" 0.19 Crore			0.21
		126.41		307.01
			1,350.66	***1,399.02***
LOANS AND ADVANCES - Considered good - unless otherwise stated (Unsecured)				
(a) Advances with public bodies (including balances with Customs and Excise Rs. 2.78 crores - *31st March, 2002 - Rs. 2.62 crores*)		5.78		13.31
(b) Loans to and Deposits with Nelco Ltd.		1.65		1.65
(c) Deposits with Af-Taab Investment Co. Ltd. (a Subsidiary Company) (including interest accrued Rs. 24.54 crores - *31st March, 2002 - Rs. 12.73 crores*).		186.18		172.66
(d) Deposits with Tata Petrodyne Ltd. (a Subsidiary Company)(including interest accrued Rs. 1.12 crores - *31st March, 2002 - Rs. 2.09 crores*)		30.62		63.41
(e) Deposits with other Companies		426.33		387.13
(f) Other Advances [including amount due from Directors Rs.0.19 crore (*31st March, 2002 - Rs. 0.27 crore*) - maximum amount due during the year Rs. 0.27 crore (*31st March, 2002 - Rs. 0.27 crore*)] [including advances considered doubtful Rs.0.64 crore (*31st March, 2002 - Rs. 0.57 crore*)]	Rs. 136.00 Crores			529.41
Less - Provision for doubtful advances	" 0.64 Crore			0.57
		135.36		528.84
(g) Payment of Taxes		329.59		187.93
			1,115.51	***1,354.93***
			2,466.17	***2,753.95***



Schedules forming part of the Balance Sheet

SCHEDULE "H" : CURRENT LIABILITIES AND PROVISIONS

	Rupees Crores	Rupees Crores	As at 31-3-2002 Rupees Crores
CURRENT LIABILITIES			
(a) Consumers Benefit Account	11.25		11.25
(b) Sundry Creditors [*See Note 16(a)*]	907.08		889.30
(c) Advance and progress payments	26.81		22.15
(d) Interest accrued but not due on Secured Loans	34.35		36.68
(e) Interest accrued but not due on Unsecured Loans	14.16		14.28
(f) Investor Education and Protection Fund shall be credited by the following amounts namely:- **			
(i) Unpaid Dividend	4.12		3.36
(ii) Unpaid application money received by the companies for allotment of securities and due for refund	0.06		0.16
(iii) Unpaid Matured Debentures	0.31		0.32
(iv) Interest	0.28		0.83
(g) Other Liabilities	36.67		41.66
(h) Security Deposits from Consumers	26.14		29.75
(i) Sundry Deposits	5.99		6.67
		1,067.22	1,056.41
PROVISIONS			
(a) Provision for Taxation		218.11	94.28
(b) Provision for Additional Income-tax on Dividend		16.50	Nil
(c) Provision for Wealth Tax		0.53	0.47
(d) Provision for Gratuities		54.53	50.36
(e) Provision for Pension Scheme		9.65	5.54
(f) Provision for Leave Encashment		26.33	23.50
(g) Provision for Interim Dividend		Nil	99.06
(h) Proposed Dividend		128.78	Nil
		454.43	273.21
		1,521.65	1,329.62

** includes amounts aggregating Rs. 0.05 crore outstanding for more than seven years pending legal cases.

SCHEDULE "I" : MISCELLANEOUS EXPENDITURE (to the extent not written off)

	Expenditure incurred	Amount Written off			
	Till 31-3-2003 Rupees Crores	Till 31-3-2002 Rupees Crores	During the year Rupees Crores	Closing Balance Rupees Crores	As at 31-3-2002 Rupees Crores
INTANGIBLE ASSETS					
"The Bombay (Hydro-Electric) Licence, 1907"	0.13	0.13	—	Nil	Nil
"The Andhra Valley (Hydro-Electric) Licence, 1919"	0.05	0.05	—	Nil	Nil
"The Nila Mula Valley(Hydro-Electric) Licence, 1921"	0.08	0.08	—	Nil	Nil
"The Trombay Thermal Power Electric Licence, 1953"	*	*	—	*	*
OTHER EXPENDITURE					
Expenses re: New Ordinary Shares	0.03	0.03	Nil	Nil	Nil
Expenses towards Right Shares issued in 1993	3.66	1.56	0.17	1.93	2.10
Global Depository Shares (GDS) issue expenses	11.12	4.75	0.53	5.84	6.37
Discount on issue of Debentures	0.53	0.53	—	Nil	Nil
Discount on issue of Euro Notes	5.54	2.96	0.97	1.61	2.58
Merger expenses- Tata Hydro & Andhra Valley	61.93	24.77	12.39	24.77	37.16
Merger expenses - Jamshedpur Power Co. Ltd	0.54	0.22	0.11	0.21	0.32
Preliminary Expenses	0.01	0.01	—	Nil	Nil
	83.62	35.09	14.17	34.36	48.53
Less - GDS issue expenses adjusted against Securities Premium				5.84	6.37
				28.52	42.16

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. INCOME FROM OPERATIONS -			
(*a*) Rental of Land, Buildings, Plant and Equipment, etc	1.98		*1.27*
(*b*) Income in Respect of Services Rendered	14.25		*7.43*
(*c*) Sale of Electronic Products	40.55		*21.89*
(*d*) Sale of Products - Transmission EPC Business Unit	25.07		*7.03*
(*e*) Miscellaneous Revenue and Sundry Credits	12.56		*6.47*
(*f*) Provision for Doubtful debts and Advances written back	7.18		*Nil*
(*g*) Profit on Sale/Retirement of Assets (Net)	5.38		*Nil*
		106.97	*44.09*
2. OTHER INCOME -			
(*a*) Interest on Government and Other Securities, Loans, Advances, Deposits etc. (including Rs.0.33 crore - *Previous Year Rs.0.02 crore* on Contingencies Reserve Investments and Rs. 4.44 crores on Deferred Tax Liability Investments - *Previous Year Rs. Nil*) (including interest from subsidiaries Rs. 21.62 crores - *Previous Year Rs.14.84 crores*) (including Income-tax deducted Rs.12.92 crores - *Previous Year Rs. 9.33 crores*)	79.35		*63.72*
(*b*) Income on units from Unit Trust of India (including Rs. Nil - *Previous Year Rs. 7.93 crores* on Contingencies Reserve Investments and Rs. Nil - *Previous Year Rs. 17.39 crores* on Deferred Tax Liability Fund Investments)	Nil		*29.46*
(*c*) Income from Trade Investments	13.36		*0.64*
(*d*) Dividend from Subsidiaries	2.03		*0.90*
(*e*) Income from Other Investments (including Income-tax deducted Rs. 0.68 crore - *Previous Year Rs.0.03 crore*) (including Rs. Nil - *Previous Year Rs.1.25 crores* in respect of Current Investments)	7.11		*6.21*
(*f*) Profit on Sale of Investments (Net) (including Rs. Nil - *Previous Year Rs. 91.37 crores* in respect of Long Term Investments)	30.37		*243.81*
(*g*) Provision for Diminution in value of Investments written back (Net)	14.44		*Nil*
(*h*) Sundry Receipts	3.05		*2.80*
(*i*) Surplus on buy-back of Euro Notes	2.32		*8.75*
		152.03	*356.29*
		259.00	*400.38*



Schedule forming part of the Profit and Loss Account

[illegible]

		Rupees Crores	Rupees Crores	Previous Year Rupees Crores
1.	**PAYMENTS TO AND PROVISIONS FOR EMPLOYEES -**			
(*a*)	Salaries, Wages and Bonus (excluding Rs. 0.13 crore on Repairs and Maintenance - *Previous Year Rs.0.35 crore*) (net of provision written back (net) Rs. 6.51 crores - *Previous Year Rs. Nil*)	86.53		*85.80*
(*b*)	Company's contribution to Provident Fund	7.41		*6.81*
(*c*)	Retiring Gratuities	8.45		*9.62*
(*d*)	Welfare Expenses	21.50		*20.44*
(*e*)	Contribution to Superannuation Fund	8.75		*8.55*
(*f*)	Leave Encashment Scheme	4.47		*4.86*
(*g*)	Pension Scheme	4.84		*0.77*
			141.95	*136.85*
2.	**OPERATION EXPENSES -**			
(*a*)	Stores, Oil, etc. consumed (excluding Rs. 36.93 crores on Repairs and Maintenance - *Previous Year Rs.39.20 crores* and Rs. 6.00 crores in Other Operation Expenses- *Previous Year Rs. 0.05 crore*)	10.84		*10.28*
(*b*)	Rental of Land, Buildings, Plant and Equipment, etc.	8.84		*9.99*
(*c*)	Repairs and Maintenance -			
	(i) To Buildings and Civil Works .... Rs. 16.46 Crores			*41.03*
	(ii) To Machinery and Hydraulic Works .... " 90.54 Crores			*81.63*
	(iii) To Furniture, Vehicles, etc. .... " 1.60 Crores			*1.46*
		108.60		*124.12*
(*d*)	Rates and Taxes (net of provision written back Rs. 11.33 crores - *Previous Year Rs. 35.63 crores*)	(1.14)		*(10.74)*
(*e*)	Excise Duty (net of provision written back Rs. Nil - *Previous Year Rs. 1.89 crores*)	0.75		*(1.09)*
(*f*)	Insurance	17.69		*18.57*
(*g*)	Components consumed relating to manufacturing activities	12.74		*5.82*
(*h*)	Other Operation Expenses	11.96		*12.43*
			170.28	*169.38*
3.	**WHEELING CHARGES PAYABLE**		20.70	*21.32*
4.	**ADMINISTRATION EXPENSES -**			
(*a*)	Rent	0.91		*0.75*
(*b*)	Rates and Taxes	0.65		*1.08*
(*c*)	Insurance	2.74		*2.53*
(*d*)	Other Administration Expenses	8.45		*10.38*
(*e*)	Directors' Fees	0.05		*0.04*
(*f*)	Auditors' Fees *(See Note 31)*	0.98		*0.86*
(*g*)	Government Audit Fees	0.02		*0.02*
(*h*)	Cost of Services Procured	15.15		*21.69*
(*i*)	Miscellaneous Expenses	27.03		*24.92*
(*j*)	Provision for diminution in value of Investments	Nil		*83.66*
(*k*)	Provision for Doubtful Debts and Advances (Net)	Nil		*6.55*
(*l*)	Bad Debts	Nil		*9.56*
			55.98	*162.04*
	Carried Over....		388.91	*489.59*

Schedules forming part of the Profit and Loss Account

[illegible] *(Contd.)*

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
Brought forward....		388.91	*489.59*
5. DECREASE IN WORK-IN-PROGRESS -			
Opening Balance	34.42		*44.27*
Less- Closing Balance	22.44		*34.42*
		11.98	*9.85*
6. AMOUNT WRITTEN OFF - MISCELLANEOUS EXPENDITURE - (*Schedule "I"*)		14.17	*13.81*
7. LOSS ON SALE/RETIREMENT OF ASSETS (NET)		Nil	*0.57*
8. PURCHASE OF PRODUCTS - TRANSMISSION EPC BUSINESS UNIT		20.75	*5.70*
9. TRANSFER OF REVENUE EXPENSES TO CAPITAL		(4.11)	*(0.12)*
		431.70	***519.40***

[illegible]

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
[illegible]			
(*a*) INTEREST ON DEBENTURE LOANS	111.90		*108.50*
(*b*) INTEREST ON FIXED PERIOD LOANS FROM INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND INTERNATIONAL FINANCE CORPORATION	23.87		*28.12*
(*c*) INTEREST ON FIXED PERIOD EURO NOTES	104.96		*108.85*
(*d*) OTHER INTEREST AND COMMITMENT CHARGES (including Rs.26.56 crores on Fixed Period Loans - *Previous Year Rs. 19.80 crores*)	75.16		*73.49*
	315.89		*318.96*
Less: INTEREST CAPITALISED	7.62		*20.37*
		308.27	*298.59*
[illegible]			
(*a*) LOSS ON EXCHANGE (NET)	14.39		*20.56*
(*b*) COMMISSION AND BROKERAGE	1.90		*3.16*
(*c*) GUARANTEE FEES FOR LOANS	10.63		*13.98*
(*d*) DELAYED PAYMENT CHARGES	4.71		*5.63*
(*e*) OTHER FINANCE CHARGES	1.31		*6.36*
		32.94	*49.69*
		341.21	***348.28***

[illegible]

	Rupees Crores	*Previous Year Rupees Crores*
(*a*) CONTINGENCIES RESERVE	18.23	*8.77*
(*b*) SPECIAL APPROPRIATION TOWARDS PROJECT COST	28.75	*11.45*
(*c*) DEFERRED TAXATION LIABILITY FUND	22.93	*106.63*
	69.91	***126.85***



Schedule forming part of the Profit and Loss Account

SCHEDULE 5 : COMPUTATION OF NET PROFIT IN ACCORDANCE WITH SECTION 309(5) OF THE COMPANIES ACT, 1956 AND COMMISSION PAYABLE TO NON WHOLE-TIME AND OTHER DIRECTORS

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
Profit before Taxes and Statutory Appropriations as per Profit and Loss Account		676.94	*671.84*
Add - Managerial Remuneration	2.50		*2.03*
Provision for diminution in value of Investments	(14.44)		*83.66*
Provision for Doubtful Debts and Advances (Net)	(7.18)		*6.55*
		(19.12)	*92.24*
		657.82	*764.08*
Less - Profit on Sale of Investments (Net)	30.37		*243.81*
Surplus on buy-back of Euro Notes	2.32		*8.75*
		32.69	*252.56*
Net Profit as per Section 309(5)		625.13	*511.52*
Commission payable to:			
(a) Whole-time Directors (net of excess provision of Rs. 0.14 crore of previous year written back - *Previous Year Rs. 0.22 crore*)		0.88	*0.78*
(b) Non Whole-time Directors (net of excess provision of Rs. 0.11 crore of previous year written back - *Previous Year Rs. 0.08 crore*) restricted to		0.14	*0.22*
		1.02	*1.00*

Notes:

(i) For the purposes of the above computation, in respect of assets relating to the electricity business of the Company, depreciation for the year and in respect of discarded assets, has been considered as per the provisions of the Electricity (Supply) Act, 1948, in lieu of depreciation under Section 350 of the Companies Act, 1956. The Company has also received legal opinion supporting this treatment.

(ii) The Company has been legally advised that commission payable to the non Whole-time Directors in terms of Section 309 and other applicable provisions, if any, of the Companies Act, 1956, does not require the approval of the Central Government. The Company has, therefore, not applied for such approval.

Signatures to Notes and Schedules "A" to "I" and "1" to "5"

For and on behalf of the Board,

R. N. TATA
Chairman.

B. J. SHROFF
Secretary.

F. A. VANDREVALA
Managing Director.

Mumbai, 28th May, 2003.

1. Major Accounting Policies:-

(*a*) Fixed Assets :

(i) All fixed assets are stated at cost less depreciation. Cost comprises the purchase price and any other applicable costs.

(ii) In respect of assets relating to the electricity business as Licensee:

(a) The net increase/decrease in the Company's liability for repayment of loans for suppliers' credit arrangement for purchase of fixed assets, consequent upon realignments in rupee value in terms of foreign currency values and cost of rollover charges on forward contracts, has been recognised in the Profit and Loss Account over the period of repayment of liabilities on the basis of the realised losses or gains on repayment and the amount of increase/decrease remaining to be charged off on the basis of future repayment is shown as an asset in the Balance Sheet.

(b) Borrowing costs in respect of loans acquired for acquisition and construction of fixed assets are charged to the Profit and Loss Account.

(iii) In respect of assets relating to the business of the Company other than the electricity business as Licensee:

(a) The net increase/decrease in the Company's liability for repayment of loans for purchase of fixed assets, consequent upon realignments in rupee value in terms of foreign currency values is adjusted in the carrying amount of the respective fixed assets.

(b) Borrowing costs in respect of loans acquired for acquisition and construction of fixed assets are capitalised upto the date the assets are ready for use.

(*b*) Depreciation :

(i) Depreciation for the year in respect of assets relating to the electricity business of the Company as Licensee has been provided on straight line method in terms of the Electricity (Supply) Act, 1948 on the basis of Central Government Notification No.S.O.265(E) dated 27th March, 1994, except that computers acquired on or after 1st April, 1998 are depreciated at the rate of 33.40% p.a. on the basis of approval obtained from the State Government.

(ii) Depreciation for the year in respect of assets relating to the electricity business of the Company as other than a Licensee has been provided on straight line method in terms of the Electricity (Supply) Act, 1948 on the basis of Central Government Notification No.S.O.266(E) dated 29th March, 1994.

(iii) In respect of assets relating to the Broadband and communication business of the Company, depreciation has been provided on straight line method basis at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

(iv) In respect of assets relating to the other business of the Company, depreciation has been provided for on written down value basis at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956, except in the case of technical know-how which is written off on a straight line basis over a period of six years.

(v) Assets costing less than Rs. 5,000/- are written off in the year of purchase.

(vi) Leasehold Land is amortised over the period of the lease.

(vii) Goodwill is amortised over a period of five years.

(*c*) Investments :

Long term investments are carried at cost less provision, if any, for permanent diminution in value of such investments. Current investments are carried at lower of cost and fair value.

(*d*) Inventories :

Inventories of stores and spare parts and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress is valued at lower of cost and net realisable value and in the case of electronic products includes attributed profits. Cost includes material costs, labour and manufacturing overheads on the basis of absorption costing.


TATA

(e) Taxes on Income :

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods — (*See Note 29*). Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(f) Research and Development Expenses :

Research and Development costs of a revenue nature are charged as an expense in the year in which these are incurred.

(g) Warranty Expenses :

Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(h) Foreign Exchange Transactions :

Monetary assets and liabilities related to foreign currency transactions remaining unsettled at the end of the year are translated at the year-end rate and the difference in translation and realised gains and losses on foreign exchange transactions (other than for fixed assets) are recognised in the Profit and Loss Account. In respect of transactions covered by foreign exchange contracts, the difference between the contract rate and the spot rate on the date of the transaction is charged to the Profit and Loss Account over the period of the contract.

(i) Retirement Benefits :

Provisions for accruing liability for gratuity, pension and leave encashment on separation have been made on the basis of the liability as actuarially determined as at the year-end. There are no separate trust funds in respect of these liabilities.

(j) Revenue Recognition :

(i) Revenue from Power Supply is accounted for on the basis of billings to consumers and is inclusive of Fuel Adjustment Charges.

(ii) Delayed Payment Charges for power supply are recognised, on grounds of prudence, as and when recovered.

(iii) In respect of Power Systems business unit, sales are accounted for on the basis of completion of shipment/delivery of goods.

(iv) Revenue in respect of Broadband and communication business is accounted for on the basis of sale of fibre cables and services rendered.

(k) Accounting for Contracts :

(i) Income on contracts for construction, technical services related to construction of assets, etc. is accounted for on "completed contract" basis and included in "Other Income". Expenditure incurred during the pendency of contracts is carried forward as work-in-progress.

(ii) Income on contracts related to manufacture of electronic products and construction contracts in respect of Power Systems Business Unit are accounted for on "percentage of completion" basis. Expenditure incurred during the pendency of such contracts plus attributed profits is carried forward as work-in-progress.

(l) Issue Expenses :

(i) Expenses incurred in connection with issue of Rights Shares and Global Depository Shares are amortised over the remaining period of the licence for supply of electricity, in accordance with the treatment adopted for the determination of "Clear Profit" under the Electricity (Supply) Act, 1948. However, the closing balance of the expenditure in connection with Global Depository Shares carried forward under 'Miscellaneous Expenditure (to the extent not written off)' has been disclosed as an adjustment against Securities Premium.

(ii) Expenses incurred in connection with the issue of Euro Notes are adjusted against Securities Premium.

(iii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.

(m) Expenditure on Amalgamation :

The expenditure incurred is amortised over a period of five years.

(*n*) Payments under Voluntary Retirement Schemes:

Liability for schemes is charged off to the Profit and Loss Account in the year in which the liability is incurred.

(*o*) Segment Reporting:

The accounting policies adopted for segment reporting are in line with the accounting policy of the Company. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated expenses".

2. Assets costing less than Rs. 500/- each were in the past written off and not capitalised. With effect from 1st April, 2002, the limit of Rs. 500/- per item has been increased to Rs. 5000/- per item. The impact on the profit, as a result of this change has not been ascertained but is not likely to be material.

3. Broadband business:

In respect of the Broadband business, based on a technical assessment by the Management, commercial operations have been deemed to commence on 15th March, 2003 and income and expenditure upto that date has been treated as net expenditure during construction and capitalised.

4. (*a*) Accounting Standard 16 (AS-16) issued by The Institute of Chartered Accountants of India requires borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying fixed asset to be capitalised upto the date the assets are ready for use. However, in accordance with past practice and consistent with the treatment adopted for determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948, the Company has charged borrowing costs, in respect of assets relating to the electricity business of the Company as Licensee, to the Profit and Loss Account. The effect on profit for the year and reserves as at the end of the year, if borrowing costs had been capitalised, has not been determined.

(*b*) Accounting Standard 11 (AS-11) issued by The Institute of Chartered Accountants of India requires exchange differences arising on repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, to be adjusted in the carrying amount of the respective fixed assets. However, in accordance with past practice and consistent with the treatment adopted for determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948, the Company has dealt with such differences in accordance with the accounting policy enunciated in Note 1(*a*)(ii) above. The effect on profit for the year and reserves as at the end of the year, if exchange differences had been adjusted in the carrying amount of fixed assets, has not been determined.

5. (*a*) The Company together with the erstwhile The Tata Hydro-Electric Power Supply Co. Ltd. (Tata Hydro) and The Andhra Valley Power Supply Co. Ltd. (Andhra Valley) had in 1999-2000 appropriated in advance through Special Appropriation towards Project Cost an amount of Rs.11.77 crores for which approval of the State Government is needed and for which application is being made. Out of this appropriation in advance, a sum of Rs.5.83 crores had been adjusted (against the amount to be appropriated) during the year 2000-2001 and the balance of Rs.5.94 crores has been adjusted during the year 2001-2002.

(*b*) In terms of an approval from the Government of Maharashtra, the Company was authorised to appropriate in the year Rs. 22.50 crores from the income received from investment in units of Unit Trust of India invested out of the Deferred Taxation Liability Fund, towards the cost of the 220 kV South Mumbai Ring System to Special Appropriation towards Project Cost. As there has been no income received during the year on the said units, the Company has appropriated the full income of Rs. 4.37 crores received on other investments of the fund and in addition has appropriated a further amount of Rs. 24.38 crores as Special Appropriation towards Project Cost. The aggregate appropriation of Rs. 28.75 crores during the year is subject to the approval of the Government of Maharashtra for which application is being made.

6. "Reasonable Return" for the purposes of the Sixth Schedule to the Electricity (Supply) Act, 1948 has been computed in accordance with legal advice obtained by the Company regarding the correct interpretation of the Government of India notification dated 5th May, 1999. Any adjustment necessary in this account will be made by adjusting an equivalent amount against the Special Appropriation towards Project Cost after obtaining the approval of the Government of Maharashtra.



7. (a) Contingencies Reserve No.1 represents the transfer to such reserves in terms of para IV of the Sixth Schedule to the Electricity (Supply) Act, 1948.
   (b) Contingencies Reserve No.2 represents the transfer to such reserves in respect of the "Net surplus on cancellation of foreign exchange forward cover contracts", in accordance with the approval of the State Government.
8. The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A inserted by the Companies (Amendment) Act, 1999 effective 31st October, 1998 is not applicable to the Company.
9. (a) The Company has in consideration of loan facilities and deferred payment guarantee facilities aggregating Rs.1038.10 crores (amount outstanding as at 31st March, 2003 – Rs. 990.50 crores) and Rs.520.00 crores (amount outstanding as at 31st March, 2003 – Rs.407.20 crores) respectively extended by the Financial Institutions and Banks to Haldia Petrochemicals Limited (HPL), given an undertaking to such Financial Institutions and Banks not to dispose off its investments in HPL without their prior consent so long as any part of the loan / guarantee limits sanctioned by them to HPL remains outstanding.
   (b) (i) The Company has
      (a) an investment in and outstanding deposits with Tata Teleservices Limited (TTSL) of Rs. 500.00 crores and Rs. 275.00 crores respectively;
      (b) given guarantees to third parties on behalf of TTSL aggregating to Rs. 880.00 crores and provided letters of awareness to banks and financial institutions in respect of facilities aggregating to Rs. 90.00 crores;
      (c) issued a non-disposal undertaking on existing and future shareholding in TTSL in consideration of a grant of a short term loan of Rs. 100.00 crores by the institution to TTSL;
      (d) given an undertaking in respect of long term borrowings by TTSL for the AP Circle Project to meet jointly with the other promoters (the Company's Share being 35.08%) cost over-runs and provide for shortfall in Cash Flow and contribute additional equity as required; and
      (e) in terms of the shareholders agreement, an obligation to subscribe for or arrange along with the participants of the Tata Group, for additional capital as per a specified schedule.
   (ii) TTSL has accumulated losses as at 31st March, 2003, which have significantly eroded its net worth. In the opinion of the Management, having regard to the long gestation period inevitable in the nature of its business, there is no permanent diminution in value of the investment.
   (c) The Company has an investment in the equity shares of Panatone Finvest Limited (PFL) of Rs.500.00 crores and has provided guarantees to PFL's bankers for an aggregate amount of Rs. 500.00 crores.
   (d) The Company has an investment in the Equity and Preference Shares of Tata Ceramics Limited (TCL) of Rs. 9.11 crores and Rs. 88.04 crores respectively against which a provision for diminution in value of investments of Rs. 55.33 crores has been made. TCL has significant accumulated losses but having regard to the long term prospects of the Company, in the opinion of the Management there is no additional permanent diminution in value.
   (e) The Company has an investment in Tata Teleservices (Maharashtra) Limited (TTML) of Rs. 115.44 crores and has issued guarantees on behalf of TTML aggregating to Rs. 18.72 crores to TTML's bankers.
10. Capital commitments not provided for are estimated at Rs.194.66 crores *(31st March, 2002 - Rs.268.27 crores)*.
11. The Company had entered into financial lease agreements in earlier years for assets aggregating Rs. 54.89 crores *(31st March, 2002 - Rs.54.89 crores)* taken on lease. Future lease rental obligations on these assets aggregate to Rs. 0.70 crore *(31st March, 2002 - Rs.3.21 crores)*. Lease rentals of Rs. 2.50 crores *(2001-2002 - Rs.3.30 crores)* payable for the year have been charged to the Profit and Loss Account.
12. 14% Twelfth Debentures of the face value of Rs.56.44 crores redeemed by the Company in earlier years have been kept alive for reissue.
13. "Other Advances" include Rs. Nil *(31st March, 2002 - Rs.394.03 crores)* being application money/advances towards proposed investment in shares of companies.
14. Under agreements for an aggregate value of U.S.Dollars 55 million made between the Company, the erstwhile Tata Hydro and Andhra Valley and Mitsui Leasing and Development Limited of Japan, the Company has sold for cash and simultaneously repurchased on deferred payment basis part of the equipment acquired for the Trombay 2nd 500 MW (Unit 6) Project with a view to obtaining from the said parties loans for financing part of the cost of the Project. The

deferred payment obligations [item (*c*) - Schedule "D"] under the above arrangements have been guaranteed by State Bank of India against:-

(*a*) a first charge created over the entire moveable/immoveable assets of the Company, both present and future, but subject to charges created/to be created in favour of bankers on the current assets. The above charges will rank on a *pari passu* basis with charges in favour of existing lenders for their loans for the 1st 500 MW Unit and 2nd 500 MW Unit and in favour of some of the debenture trustees and

(*b*) a counter guarantee furnished by the Company.

15. Under an agreement for an aggregate value of Japanese Yen 1440 million made between the Company, the erstwhile Tata Hydro and Andhra Valley and Kanematsu Corporation, Japan, the Company has obtained supplier's credit for part financing the import of equipment for 245 kV Gas Insulated Switchgear for Borivli Receiving Station. The deferred payment obligations [item (*d*) - Schedule "D"] under the above arrangements have been guaranteed by State Bank of India.

16. (*a*) Sundry Creditors [item (*b*) under 'Current Liabilities' - Schedule "H"] include Rs. 0.27 crore (*31st March, 2002 - Rs. 0.77 crore*) due to small scale and ancillary undertakings. This amount has been determined to the extent such parties have been identified from available information.

(*b*) Amount due to small scale and ancillary undertakings is :

	Rs in crores
GEA Energy System	0.03
Nitin Fire Protection	0.04
Shanti Industries	0.01
Yashmun Engineers Limited	0.04
Total	0.12

outstanding for more than 30 days.

17. Contingent Liabilities :

(*a*) Claims against the Company not acknowledged as debts Rs. 103.62 crores (*31st March, 2002 - Rs. 110.23 crores*).

(*b*) Other employee matters – amount not ascertainable.

(*c*) Taxation matters for which liability is disputed by the Company and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed):

Rs in crores

		As at 31st March, 2002
(i) Matters on which there are decisions of the appellate authorities in the Company's favour, not accepted by the tax authorities	37.35	*37.35*
(ii) Other matters in respect of which the Company is in appeal	13.48	*14.26*
(iii) Interest and penalty demanded	27.06	*20.96*
(*d*) Bills discounted	—	*6.00*
(*e*) Bonds furnished to Excise authorities	0.36	*1.02*

Note: If any liability materialises in respect of items (*a*) to (*c*) above, the same would have to be considered for the purposes of the computations and appropriations under the Electricity (Supply) Act, 1948, to the extent it pertains to the licensed business.

18. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from BSES Limited (BSES), the Company has, in accordance with past practice, taken credit for the amount recoverable in terms of the Government of Maharashtra Order of 22nd March, 2000. This amount upto 31st March, 2003 aggregates Rs. 793.00 crores, including Rs. 198.00 crores for the year ended 31st March, 2003. However, these amounts have been disputed by BSES and only Rs. 406.25 crores has been paid by BSES to MSEB through Tata Power Company Ltd./ Maharashtra Electricity Regulatory Commission (MERC) till 31st March, 2003. MERC had heard the dispute and issued



an Order on 7th December, 2001. Both the Company and BSES appealed to the High Court of Judicature at Bombay against the said MERC Order. The High Court has stayed the operation of the MERC Order and subsequently heard both the appeals. The High Court order is expected shortly. Pending receipt of the order, no adjustment has been made for the amounts payable as per the MERC Order of Rs. 62.44 crores for 1999-2000 or for the shortfalls (amount not ascertained) for the years 2000-2001, 2001-2002 and 2002-2003.

19. (*a*) (i) Provision has been made in the accounts for supply of gas upto 29th January, 1987 by Oil and Natural Gas Commission (ONGC) on the basis of their bills. The Company has been advised that the price at which the gas is billed is to be treated as provisional. The Company has not accepted this position.

(ii) In respect of gas supplied by ONGC from 30th January, 1987 to 15th May, 1992, transportation charges have been billed on a provisional basis. The Company has also been advised that the excise duty and octroi, if levied, on the price of gas, together with the sales tax on the excise duty, transportation charges and octroi would be recovered from the Company.

(iii) In respect of gas purchased from ONGC and later from GAIL, claims aggregating to Rs. 40.09 crores (*31st March, 2002 – Rs.40.09 crores*) have been made on the Company towards shortfall in the off take of minimum guaranteed quantities of gas during the period from 1st April, 1992 to 31st March, 2001 which claims have been contested by the Company.

(iv) In respect of supply of fuel by Hindustan Petroleum Corporation Limited, the Company has not accepted claims for quantities billed which are in excess of the Company's meter readings. The amount of such claims not provided for aggregates Rs.3.74 crores (*31st March, 2002 – Rs.3.74 crores*).

(v) In respect of gas purchased from GAIL, claims (net of provisions made) aggregating Rs. 0.92 crore (*31st March, 2002 – Rs.0.79 crore*) have been made on the Company towards transmission charges for the years 1999-2000, 2000-2001, 2001-2002 and 2002-2003, which have been settled by the Company.

(*b*) If any amount is payable by the Company in respect of the items referred to in (*a*) above, the same would be recoverable as part of fuel surcharge from the consumers. No provision has, therefore, been made in the accounts in respect of these items.

20. Salaries, wages and bonus [item 1(*a*) – Schedule "2"] is net of reversal of excess provision in previous year of Rs. 6.49 crores.

21. Rates and Taxes [item 2(*d*) – Schedule "2"] include write back of provision made in the earlier years towards property tax payable aggregating Rs.11.33 crores (*31st March, 2002 – Rs. 35.63 crores towards sewerage tax payable*), consequent to finalisation of rateable value.

22. Excise Duty [item 2(*e*) – Schedule "2"] includes write back of provision made in the earlier years towards Excise Duty payable on the manufacture of fly ash aggregating Rs. Nil (*31st March, 2002 – Rs. 1.89 crores*).

23. Other Operation Expenses [item 2(*h*) of Schedule "2"] include Rs.Nil (*31st March, 2002 – Rs. 0.77 crore*) being the reimbursement of loss to Tata International Limited as per the agreement entered into with them arising in respect of contracts that were under execution at the time of takeover of their Transmission EPC Business Unit.

24. The Company has paid during the year monthly payments aggregating Rs. 0.33 crore (*Previous Year – Rs.0.15 crore*) under post retirement scheme to former Managing Directors.

25. Information in regard to components consumed relating to the manufacturing activities of the Company.

			2001-2002	
	Nos.	Rs.(crores)	*Nos.*	*Rs.(crores)*
(i) Integrated Circuits	13796	1.51	*8090*	*0.72*
(ii) Others (including diodes, transistors, printed circuit boards, etc.)		11.23		*5.10*
		12.74		*5.82*

26. (*a*) Total number of units sold during the year – 12318 M.U. (*2001-2002 – 11107 M.U.*).

(*b*) Total number of units purchased during the year – 37 M.U. (*2001-2002 – Nil*).

27. Turnover, opening and closing stock relating to the manufacturing activities of the Company:

Class of Products	Turnover Rs. in crores		2001-2002	
	Nos.	Value	Nos.	Value
(i) Ruggedised Minicomputer/Microprocessor based Systems.	62	14.32	18	1.60
(ii) Platform Servo Controller Systems	2	0.65	2	0.82
(iii) Global Positioning Systems	78	0.64	2	0.03
(iv) Sonobuoys	—	—	100	0.17
(v) Sub systems for Airborne Applications	11	0.13	29	0.11
(vi) Sub systems for Locomotive	—	—	—	—
(vii) Voltage Stabiliser	—	—	—	—
(viii) System for Vehicle Mounting Application	2	10.46	3	12.37
(ix) VM Tactical display Control & ATC Control	15	13.46	3	5.45
(x) Spares	—	—	—	0.71
(xi) Others	—	0.14	—	0.63
(xii) Simulators	—	0.14	—	—
(xiii) Energy Meters	115*	0.03	—	—
(xiv) Radar Data Processor	1	0.58	—	—
		40.55		21.89

Opening stock and closing stock in respect of the above items - Nil.

* excludes internal consumption - 1830 Nos.

28. Purchases, turnover, opening and closing stock relating to the trading activities of the Company:

Rs.(crores)

Class of Products	Units	Qty.	Purchases	Qty.	Turnover	Qty.	Closing Stock	2001-2002 Units	Qty.	Purchases	Turnover
(i) Insulators		—	—	—	—	—	—	Nos.	30,800	0.58	0.64
(ii) Crawler Cranes		—	—	—	—	—	—	Nos.	2	1.20	1.41
(iii) Earthwire		—	—	—	—	—	—	Kms.	390	0.28	0.34
(iv) Dump Trucks		—	—	—	—	—	—	Nos.	12	1.14	1.67
(v) Battery & Battery Chargers		—	—	—	—	—	—	Nos.	12	0.36	0.46
(vi) Disconnecting Switch Sets		—	—	—	—	—	—	Nos.	21	0.14	0.22
(vii) Gas/Vacuum/SF6 Circuit Breaker		—	—	—	—	—	—	Nos.	52	2.00	2.29
(viii) Towers Materials	MT	2624.826	7.21	2624.826	7.86	—	—		—	—	—
(ix) Bolts/Nuts	MT	127.666	0.57	86.742	0.55	40.924	0.18		—	—	—
(x) Cable	Kms.	860	4.02	860	4.44	—	—		—	—	—
(xi) Electrical Equipment	Sets.	2400	5.01	2400	7.23	—	—		—	—	—
(xii) Vehicles	Nos.	17	2.39	17	3.53	—	—		—	—	—
(xiii) Steel Structures	MT	923.166	1.55	923.166	1.46	—	—		—	—	—
			20.75		25.07		*0.18			5.70	7.03

Opening stock in respect of the above items - Nil.

* included in stores and spare parts Schedule "G" (*b*).

29. Consequent on the application of Accounting Standard 22 (AS-22) "Accounting for Taxes on Income" which became effective from 1st April, 2001:

(*a*) In respect of the licensed business there is, on the difference between the written down values of fixed assets (including foreign exchange fluctuations on approved borrowings) as per the Electricity (Supply) Act, 1948 and the Income-tax Act, 1961, a deferred tax liability of Rs. 419.56 crores as at 31st March, 2003 (*Rs. 429.00 crores as at 31st March, 2002*). In terms of an approval in principle from the Government of Maharashtra, a Special Appropriation (subject to the approval of the Government) of Rs. 22.93 crores has been made to the Deferred Taxation Liability.



Fund during the year ended 31st March, 2003 in addition to an appropriation of Rs. 106.63 crores made during the year 2001-2002.

(b) In respect of the non-licensed business and other adjustments relating to licensed business there is a net deferred tax asset of Rs. 20.57 crores as at 31st March, 2003 (*liability of Rs. 133.61 crores as at 31st March, 2002*).

		Rs. (crores)	*2001-2002 Rs. (crores)*
Deferred Tax Liability:			
Arising on account of timing differences in:			
Depreciation		466.70	*628.33*
Less : Balance in Deferred Tax Liability Fund		419.56	*396.63*
	(A)	47.14	*231.70*
Deferred Tax Assets:			
Arising on account of timing differences in:			
Provision for doubtful debts and advances		16.24	*19.28*
Provision for tax, duty, cess, fee		20.06	*20.90*
Provision for gratuities		19.32	*18.32*
Provision for leave encashment		3.35	*1.79*
Others		8.74	*5.42*
	(B)	67.71	*65.71*
Net Deferred Tax Liability / (Asset)	(A) - (B)	(20.57)	*165.99*

(c) Consequent on the Accounting Standards Interpretation (ASI) 3 issued by The Institute of Chartered Accountants of India, deferred tax liability created in the previous year in respect of undertakings entitled to deduction under Section 80 IA, has been adjusted during the year ended 31st March, 2003. An amount of Rs. 95.93 crores in respect of deferred tax liability applicable to the period prior to 1st April, 2001 has been credited to the General Reserve and an amount of Rs. 67.36 crores has been credited to the Profit and Loss Account for the year ended 31st March, 2003.

	Rs. (crores)	*2001-2002 Rs. (crores)*
30. (a) (i) Managerial Remuneration, inclusive of commission to Whole-time Directors and other Directors	2.12	*1.75*
(ii) Estimated value of benefits in cash or in kind provided to Whole-time Directors	0.38	*0.28*
	2.50	*2.03*

(b) Managerial Remuneration shown above is net of Rs. 0.25 crore (*31st March, 2002 - Rs.0.30 crore*) being write back of excess provision for commission relating to previous year.

(c) Rs. 0.06 crore (excluding gratuity) which is subject to Shareholders' approval at the forthcoming Annual General Meeting.

31. Details of Auditors' Remuneration:	Rs. (crores)	*2001-2002 Rs. (crores)*
(i) Audit fees #	0.54	*0.53*
(ii) Fees for taxation matters **	0.16	*0.13*
(iii) Fees for company law matters	*	*
(iv) Fees for other services @	0.28	*0.20*
(v) Reimbursement of out-of-pocket expenses (included under Miscellaneous Expenses)	0.01	*0.01*

\# Includes Service Tax Rs. 0.04 crore (*2001-2002 - Rs.0.03 crore*)
** Includes Service Tax Rs. 0.01 crore (*2001-2002 - Rs.0.01 crore*)
@ Includes Service Tax Rs. 0.01 crore (*2001-2002 - Rs.0.01 crore*)

Note :- The amount in item (iv) above excludes Rs. Nil being fees paid for advisory services and capitalised during the year (*31st March, 2002 - Rs.0.07 crore*).

32. Licensed and installed capacities and production relating to the manufacturing activities of the Company :

Class of Products	Licensed Capacity	Installed Capacity**	Production	2001-2002 Licensed Capacity	2001-2002 Installed Capacity**	2001-2002 Production
	Nos.	Nos.	Nos.	Nos.	Nos.	Nos.
(i) Video Mappers	15	15	—	15	15	—
(ii) Tactical Display Consoles	50	15	15	50	15	3
(iii) Ruggedised Minicomputer/ Microprocessor based Systems	70	70	62	70	70	18
(iv) Simulators	30	5	—	30	5	—
(v) Platform Servo Controller System with Microprocessor Console Option	20	5	2	20	5	2
(vi) Sonobuoys	3000	500	—	3000	500	100
(vii) AMTI/Radar Data Processor	10	10	1	10	10	—
(viii) Air Traffic Control Display	20	20	—	20	20	—
(ix) Display Test Sets	50	20	—	50	20	—
(x) Low Frequency Receivers	20	10	—	20	10	—
(xi) GPS receivers	—	500	78	—	500	2
(xii) Sub systems for Airborne Applications	—	500	11	—	500	29
(xiii) Switched Mode Power Supplies	400	—	—	400	—	—
(xiv) Modems	200	—	—	200	—	—
(xv) Power Line Monitors	200	—	—	200	—	—
(xvi) Sub systems for Locos	—	20	—	—	20	—
(xvii) Voltage Stabiliser	—	50000	—	—	50000	—
(xviii) System for vehicle mount application	—	5	2	—	5	3
(xix) Energy Meters	—	10000	1945	—	10000	1000

** As certified by the concerned Senior Manager and accepted by the Auditors.

33.	Rs. (crores)	2001-2002 Rs. (crores)
(a) C.I.F. value of imports:		
(i) Capital goods	58.36	46.87
(ii) Components and spare parts	9.69	12.49
(iii) Fuel	503.26	584.99
(b) Expenditure in foreign currency:		
(i) Professional and consultation fees	12.54	17.71
(ii) Interest and commitment charges	133.24	125.70
(iii) Other matters	12.83	15.88

(c) Value of components, stores and spare parts consumed:

(1) Relating to activities other than manufacturing activities (including fuel consumed and stores consumption included in Repairs and Maintenance and Other Operation Expenses):

	Rs. (crores)	%	2001-2002 Rs. (crores)	2001-2002 %
(i) Imported	756.86	35.76%	691.85	38.06%
(ii) Indigenous	1359.50	64.24%	1126.12	61.94%
	2116.36	100.00%	1817.97	100.00%

(2) Relating to manufacturing activities:

	Rs. (crores)	%	2001-2002 Rs. (crores)	2001-2002 %
(i) Imported	6.83	53.61%	3.54	60.82%
(ii) Indigenous	5.91	46.39%	2.28	39.18%
	12.74	100.00%	5.82	100.00%



(d) Remittances by the Company in foreign currencies for dividends (including amounts credited to Non-Resident External Accounts):

		2001-2002
Dividend for the year ended	31st March, 2002	*31st March, 2001*
No. of non-resident shareholders	2,482	*2,510*
No. of Equity Shares of face value Rs.10 each held	36,59,687	*37,76,941*
Amount of Dividend Rs.(crores)	1.45	*1.89*

The above excludes Rs.0.50 crore (*2001-2002 - Rs.1.46 crores*) being dividend remitted to non-resident depository of the Global Depository Shares holding 12,73,720 shares *(2001-2002 - 29,23,690 shares)*.

	Rs.(crores)	2001-2002 *Rs.(crores)*
(e) Earnings in foreign exchange:		
(i) Interest	49.27	*34.80*
(ii) Sale of Investments	Nil	*** 82.11*
(iii) Others	2.32	*8.75*
(iv) Export on FOB basis	16.23	*7.03*

** Includes Rs. 71.61 crores being profit on sale of investment.

34. Disclosure as required by Accounting Standard 18 (AS-18) "Related Party Disclosures" issued by The Institute of Chartered Accountants of India are as follows:

Names of the related parties and description of relationship:

(a) Related parties where control exists:

Subsidiaries	Af-Taab Investment Co. Ltd. Chemical Terminal Trombay Ltd. Tata Petrodyne Ltd.
(b) Other related parties:	
(i) Associates	Aerospace Systems Pvt. Ltd. Dynamic Advertising & Research Team Ltd. Nelco Ltd. Panatone Finvest Ltd. Rujuvalika Investments Ltd. Tata BP Solar India Ltd. Tata Ceramics Ltd. Tata Projects Ltd. Tata Services Ltd. Tata Teleservices Ltd. The Associated Building Co. Ltd. Yashmun Engineers Ltd.
(ii) Joint Ventures	India Natural Gas Co. Pvt. Ltd. North Delhi Power Ltd.
(iii) Promoters holding together with its Subsidiary is more than 20%	Tata Sons Ltd.
(c) Key Management Personnel	Vandrevala F. A. Kukde P. K. Engineer A. J. Sahai A. M.

(*d*) Details of Transactions:

Rs. Crores

	Subsidiaries	Associates	Joint Ventures	Key Management Personnel	Promoters
Purchase of goods		0.75 *7.02*			
Sale of Scrap			0.16 —		
Purchase of fixed assets		62.94 *137.73*	0.04 —		
Sale of fixed assets	— *0.05*				
Rendering of services	0.98 *0.60*	0.40 —	4.19 *1.13*		0.10 —
Receiving of services	0.04 *0.01*	12.06 *7.36*	* —		0.91 *1.46*
Management contracts					10.44 *9.10*
Guarantee and collaterals		1570.00 *1070.00*			
Interest received	21.63 *14.84*	27.92 *15.86*		0.01 —	— *0.20*
Dividend received	2.03 *0.90*	14.71 *1.50*			3.75 *2.41*
Dividend paid	0.02 *0.02*			* —	28.44 *28.20*
Guarantee commission received		3.05 *1.79*			
Guarantee commission paid					0.16 *0.06*
Deposits given	42.35 *167.70*	400.00 *774.05*	1.50 —		— *45.80*
Refund towards deposits given	72.46 *31.04*	130.00 *564.05*			— *45.00*
Refund of advances			2.20 —		
Equity contribution (including advance towards equity contribution)		237.00 *514.78*	180.32 —		
Provision for diminution in investments		— *46.22*	— *1.00*		
Amounts written off / Bad debts			— *15.09*		
Redemption of Preference Shares		— *1.50*			15.00 —
Remuneration paid				2.50 *1.69*	
Loans given				— *0.20*	
Loans repaid				0.07 —	
Advances received		0.01 —			
<u>Debit balances outstanding</u> Deposits given (including interest accrued)	216.79 *236.07*	275.16 *211.74*			— *0.80*
Advance towards equity		— *394.03*			
Other receivables	0.05 —	0.43 *0.20*	3.29 —		0.02 —
Loans				0.19 *0.27*	
<u>Credit balances outstanding</u>		1.78 *20.14*			— *9.17*

Note : Previous year's figures are in italics



35. Disclosure as required under Clause 32 of listing agreement :
Loans and Advances in the nature of loans to Subsidiaries and Associates.

Rs. Crores

	Name	Amount outstanding as at 31st March, 2003	Maximum Amount outstanding during the year	Investments in Company's Shares (Nos.)
Subsidiary	# Af-Taab Investment Co. Ltd.	161.64	166.51	Nil
"	Tata Petrodyne Ltd.	29.50	92.62	Nil
Associates	* Nelco Ltd.	1.65	1.65	Nil
"	Nelco Ltd.	Nil	3.00	Nil
"	@ Tata Teleservices Ltd.	275.00	280.00	Nil
Parties in which Directors are interested (Section 301)	Rallis India Ltd.	15.00	15.00	Nil
"	Tata Advanced Materials Ltd.	Nil	0.40	Nil
"	Tata Internet Services Ltd.	18.00	18.00	Nil
"	Tata Industries Ltd.	Nil	15.00	2,68,000
"	Tata SSL Ltd.	Nil	10.00	Nil
Parties having no repayment schedule (on call)	Nelito Systems Ltd.	1.33	1.33	Nil

* No repayment Schedule.
@ Including Rs. 205 crores without repayment Schedule.
\# On call - no repayment schedule.

36. Segment Information
(a) Primary Segment Information

Rs. Crores

	Power	Others	Eliminations	Total
REVENUE				
External Revenue	4,229.82	70.68		4,300.50
	3,766.30	*33.55*		*3,799.85*
Inter-segment Revenue	—	0.21	(0.21)	
	0.16	*0.12*	*(0.28)*	
Total Revenue	4,229.82	70.89	(0.21)	**4,300.50**
	3,766.46	*33.67*	*(0.28)*	*3,799.85*
RESULT				
Total Segment Results	875.64	3.49		879.13
	763.94	*(4.86)*		*759.08*
Interest Expense				(308.27)
				(298.59)
Unallocable Income net of unallocable expense				106.08
				211.35
Income Tax				(157.02)
				(163.61)
Profit after Tax				**519.92**
				508.23
OTHER INFORMATION				
Segment Assets	4,816.59	215.17		5,031.76
	4,924.18	*181.00*		*5,105.18*
Unallocated Assets				3,656.47
				3,445.33
Total Assets				**8,688.23**
				8,550.51
Segment Liabilities	1,076.89	61.91		1,138.81
	1,027.33	*57.50*		*1,084.83*
Unallocated Liabilities				2,870.99
				3,274.85
Total Liabilities				**4,009.80**
				4,359.68
Capital Expenditure	209.49	33.02		242.51
	462.53	*80.74*		*543.27*
Non-cash Expenses other than Depreciation/Amortisation	98.18	2.42		100.60
	60.62	*0.53*		*61.15*
Depreciation/Amortisation	314.97	3.07		318.04
	278.34	*3.31*		*281.65*

Types of products and services in each business segment:
Power – Generation, Transmission and Distribution of Electricity.
Others – Electronics, Broadband Services, Project Consultancy etc.

(*b*) Secondary Segment Information:
The export turnover of the Company being 0.39% of the total turnover, there are no reportable geographical segments.

Note : Previous year's figures are in Italics.

37. Interests in Joint Ventures :
The Company's interests, as a venturer, in jointly controlled entities are :

Name	Country of incorporation	Principal activities	Percentage of Ownership interest as at 31st March, 2003
North Delhi Power Ltd.	India	Distribution of Power	49
India Natural Gas Company Pvt. Ltd.	India	Set up Liquified Natural Gas Project	50

The Company's interests in these Joint Ventures are reported as Long Term Investments (Schedule "F") and stated at cost less provision, if any, for permanent diminution in value of such investments. The Company's share of each of the assets, liabilities, income and expenses, etc. (each without elimination of the effect of transactions between the Company and the Joint Ventures) related to its interests in these joint ventures are :

Rs. Crores

I. ASSETS	
1. **Fixed Assets**	441.27
2. **Investments**	Nil
3. **Current Assets, Loans and Advances**	
a) Inventories	10.28
b) Sundry Debtors	76.45
c) Cash and Bank Balances	9.01
d) Other Current Assets	Nil
e) Loans and Advances	6.09
II. LIABILITIES	
1. **Loan Funds**	
a) Secured Loans	286.24
b) Unsecured Loans	6.60
2. **Current Liabilities and Provisions**	
a) Liabilities	51.12
b) Provisions	1.69
3. **Deferred Tax - Net**	6.95
III. INCOME	
1. Sales and income from operations	430.00
2. Other Income	11.37
IV. EXPENSES	
1. Cost of Power Purchased	293.49
2. General, Distribution, Administration and Other Expenses	77.88
3. Tax on Sale of Electricity	18.40
4. Depreciation/Amortisation	32.10
5. Interest	0.17
6. Provision for Taxation	8.46
V. OTHER MATTERS	
1. Contingent Liabilities	2.28
2. Capital Commitments	60.78

38. Previous year's figures have been restated, wherever necessary, to conform to this year's classification. Figures are rounded off to nearest lakh. Figures below Rs.50,000 are denoted by "*".


TATA

Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956, Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No. 11-00567 | State Code 11

Balance Sheet Date 31 | 03 | 2003 (Date, Month, Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Bonus Issue
NIL	NIL
Right Issue	**Private Placement**
NIL	NIL

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
71194456	71194456

Sources of Funds

Paid-up Capital	Reserves & Surplus (including Special Appropriation towards Project Cost 52,10,866 and Capital Contributions from Consumers 4,17,998)
1979135	45223269
Secured Loans	**Unsecured Loans**
13403750	10588302

Application of Funds

Net Fixed Assets	Investments
36740007	24518195
Net Current Assets	**Miscellaneous Expenditure**
9445211	285355
Deferred Tax Assets	
205688	
Accumulated Losses	
NIL	

IV. Performance of Company (Amount in Rs. Thousands)

Turnover (Total Income)	Total Expenditure
44525276	37755864
+ – Profit /(Loss) Before Tax	**+ – Profit /(Loss) After Tax**
✔ 6769412	✔ 5199235

Please tick appropriate box (+ for Profit, – for loss)

Earning per Share in Rupees (Rs.)

(on profit after taxes)	(on distributable profits)	Dividend Rate %
26.27	22.74	65

V. Generic Names of Three Principal Products/Services of Company (as per monetary terms)

Item Code No. (ITC Code)	Product Description
N.A.	POWER
N.A.	ELECTRONIC PRODUCTS
N.A.	TECHNICAL SERVICES

(Rs. Crores)

	1998-99	1999-00	2000-01	2001-02	2002-03
Sales	2301	2781	3405	3803	4300
Sales in MUs	9014	9205	9324	11107	12318
Other Income	241	365	246	356	152
PBT and Stat. Appropriations	496	664	530	672	677
Distributable profits	297	417	363	381	450
EPS(Rs.)	15	21	20	26	26

BALANCE SHEET - KEY DETAILS

(Rs. Crores)

As on	Capital	Shareholder's Reserves	Statutory Reserves	Borrowings	Gross Block	Depreciation	Net Block	Investments	Debt/Equity Ratio
31-3-1994	67.52	296.83	293.92	804.35	1330.28	140.21	1190.07	163.81	1.22:1
31-3-1995	109.02	584.51	350.94	913.50	1493.67	192.44	1301.23	495.16	0.87:1
31-3-1996	109.00	636.15	490.09	781.21	1493.16	265.83	1227.33	556.26	0.63:1
31-3-1997	115.06	798.07	511.59	706.06	1641.83	341.84	1299.99	613.04	0.50:1
31-3-1998	115.22	899.94	524.60	1125.91	1747.36	431.64	1315.72	1069.03	0.73:1
31-3-1999	115.45	1006.02	546.90	1225.94	1895.09	523.70	1371.39	1208.15	0.73:1
31-3-2000	115.54	1168.44	572.60	1248.01	2041.21	622.19	1419.02	1354.92	0.67:1
31-3-2001	197.91	2507.12	1163.03	2597.89	5046.89	1446.88	3600.01	1505.19	0.67:1
31-3-2002	197.91	2744.66	1290.07	2788.93	5531.17	1724.57	3806.60	1882.09	0.66:1
31-3-2003	197.91	3162.38	1359.97	2399.20	5708.74	2034.74	3674.00	2451.83	0.51:1

PROFIT AND LOSS ACCOUNT

(Rs. Crores)

Year	Gross Revenue	Cost of Power Purchased	Operation Expenses (Incl.Fuel)	Depreciation	Interest	Taxes	Statutory Appropriations	Distributable Profits	Retained Profits	Dividends	Rate of Equity Dividend %
1993-94	966.72	345.04	433.90	25.63	66.48	-0.29	52.73	43.23	36.09	7.14	25
1994-95	1089.72	286.03	539.00	55.34	82.04	7.80	45.37	74.14	58.86	15.28	28
1995-96	1243.70	148.03	630.06	74.56	78.88	89.18	138.07	84.92	56.79	28.13	30
1996-97	1262.36	170.07	737.74	77.23	75.71	87.56	6.83	107.22	68.52	38.70	35
1997-98	1308.35	155.54	724.51	91.70	88.31	87.96	17.08	143.25	104.53	38.72	35
1998-99	1268.70	172.31	658.21	94.61	98.89	83.07	16.00	145.61	102.59	43.02	37
1999-00	1570.93	186.87	849.30	100.60	104.54	97.59	25.23	206.80	163.79	43.01	37
2000-01	3650.65	401.28	2283.90	204.55	230.91	140.42	26.31	363.28	315.34	47.94#	42
2001-02	4159.08	399.03	2507.97	281.65	298.59	163.61	126.85	381.38	224.82##	99.06	50
2002-03	4452.53	406.90	2709.44	318.04	341.21	157.02	69.91	450.01	271.54@	128.78	65

\# Including net reversal of provision for dividend for earlier years Rs.0.63 crore

\## Net of Transfer to Debenture Redemption Reserve Rs. 57.50 crores

@ Net of Transfer to Debenture Redemption Reserve Rs. 49.69 crores

IMPORTANT RATIOS

(for the year ended 31st March, 2003)

Sales/ Total Fixed Assets	0.78:1
Operating Profit/Capital Employed	20%
Return on Networth	14%
Profit/Sales	11%

The figures from the year ended 31st March, 2001 represent the merged entity consequent upon the amalgamation of The Andhra Valley Power Supply Co. Ltd. and The Tata Hydro-Electric Power Supply Co. Ltd. with the Company effective 1st April, 2000 whereas the figures for the previous years represent the The Tata Power Co. Ltd. (without amalgamation) and hence are not comparable.



Report on Corporate Governance

Company's Philosophy on Corporate Governance

Your Company is committed to maintaining the highest standards of corporate governance in its dealings with its various stakeholders. It is an integral part of the Company's core values which include transparency, integrity, honesty and accountability. Your Company follows the philosophy of working towards the creation of wealth by enhancing the value of stakeholders, meeting the needs of customers and employees and the community at large.

The Company attaches great importance to investor relations. With a view to enhance shareholder participation in corporate affairs, the Company follows the policy of keeping its shareholders informed by putting up relevant information on its corporate website www.tatapower.com, by issuing public notices of meetings and informing stock exchanges of new developments.

The Company also lays great stress on risk management and internal controls. The internal audit department reviews the effectiveness of the risk management system and internal controls and the Audit Committee oversees the same.

With a view to ensuring excellence in its functioning, your Company has adopted the Tata Business Excellence Model for introducing systemic changes in all areas of its functioning. Your Company has also adopted the Tata Code of Conduct which serves as a guide to uphold the highest levels of business ethics. Your Company is in compliance with the conditions of corporate governance stipulated in Clause 49 of the Listing Agreement entered into with the Stock Exchanges.

Your Company has complied with the requirements of the Corporate Governance Code, the disclosure requirements of which are given below :

Board of Directors

➤ **Composition**

The Board of Directors has nine members, out of whom two are Executive Directors and seven are Non-Executive Directors (NEDs) who bring in a wide range of skills and experience to the Board. The Company has a Non-Executive Chairman and the number of Independent Directors is more than one-third of the total number of Directors. The composition of the Board is in conformity with Clause 49 of the Listing Agreement.

None of the Directors on the Board is a Member on more than 10 Committees and Chairman of more than 5 Committees (as specified in Clause 49), across all the companies in which he is a Director. The necessary disclosures regarding Committee positions have been made by the Directors.

The composition of the Board as on 31st March 2003 was as under :

Name of the Director	Business Relationship	Category of Directorship	* No. of other Directorships	** No. of other Committee Memberships	
				Chairman	Member
Mr R N Tata	Chairman	Promoter, Non-Executive	12	-	6
Mr Syamal Gupta	Director	Promoter, Non-Executive	11	-	5
Mr R Gopalakrishnan	Director	Promoter, Non-Executive	14	1	8
Mr C P Mistry	Director	Independent, Non-Executive	8	-	2
Dr H S Vachha	Director	Independent, Non-Executive	5	3	2
Mr R K Misra	Director (Representative of LIC as Investor/Lender)	Independent, Non-Executive	1	-	-
Mr E A Vandrevala	Managing Director	Executive	10	-	2
Mr P K Kukde	Executive Director	Executive	1	-	-

* Directorships in private companies, foreign companies and associations are excluded.

** Represents Memberships/Chairmanships of Audit Committee, Shareholders'/Investors' Grievance Committee and Remuneration Committee.

Mr Jayant Kawale, Secretary (Energy), who has been nominated by Government of Maharashtra in place of Mr R B Budhiraja, has been appointed as Director with effect from 19th May 2003.

➢ **Number of Board Meetings, attendance at Board Meetings and previous Annual General Meeting :**

8 Board Meetings were held during the year and the gap between two meetings did not exceed four months.

Name of the Director	No. of Board Meetings attended during the year	83rd Annual General Meeting held on 6th August 2002	Remarks
		Attended	
Mr R N Tata	8	Yes	
Mr Syamal Gupta	7	Yes	
Mr R Gopalakrishnan	6	Yes	
Mr R Thothadri	5	Yes	Ceased to be the Nominee Director of Life Insurance Corporation of India (LIC) w.e.f. 20th February 2003
Mr C P Mistry	6	Yes	
Mr R B Budhiraja	2	No	Ceased to be the State Government Nominee Director w.e.f. 1st February 2003
Dr H S Vachha	7	Yes	
Mr R K Misra	1		Appointed as the Nominee Director of LIC w.e.f. 28th March 2003
Mr A J Engineer	4	Yes	Retired as the Managing Director on 31st August 2002
Mr F A Vandrevala	8	Yes	Appointed as the Managing Director w.e.f. 1st September 2002
Mr A M Sahni	5	Yes	Retired as the Executive Director on 31st October 2002
Mr P K Kukde	1		Appointed as the Executive Director w.e.f. 23rd January 2003

Leave of absence was granted by the Board to the Directors who were absent at the respective Board Meeting(s).

➢ **Dates of Board Meetings**

16th May 2002, 30th May 2002, 25th July 2002, 27th August 2002, 22nd October 2002, 28th November 2002, 23rd January 2003 and 28th March 2003.

The information as required under Annexure I to Clause 49 is being made available to the Board.

Committees of Directors

Audit Committee

The Audit Committee was reconstituted on 29th March 2001 and the terms of reference, role and scope were revised in line with those prescribed by Clause 49 of the Listing Agreement with the Stock Exchanges. The Company also complies with the provisions of Section 292A of the Companies Act, 1956 pertaining to Audit Committee and its functioning.



The Board delegated the following powers to the Audit Committee :

- To investigate any activity within its terms of reference.
- To seek information from any employee.
- To obtain outside legal or other professional advice.
- To secure attendance of outsiders with relevant expertise, if it considers necessary.

The Board defined the role of the Audit Committee, as under :

a. Overseeing the Company's financial reporting process and the disclosure of its financial information, to ensure that the financial statement is correct, sufficient and credible;

b. Recommending the appointment/removal of external auditors, fixing audit fees and approving payments for any other services;

c. Reviewing with Management the annual financial statements before submission to the Board;

d. Reviewing with the Management, external and internal auditors, the adequacy of internal control systems;

e. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;

f. Discussing with internal auditors of any significant findings and follow-up thereon;

g. Reviewing the findings of any internal investigations by the internal auditors into matters where there is a suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;

h. Discussing with external auditors before the audit commences, the nature and scope of audit as well as have post-audit discussions to ascertain any area of concern;

i. Reviewing the Company's financial and risk management policies;

j. To look into the reasons for substantial defaults in the payments to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

The composition of the Audit Committee as on 31st March 2003 was as under :

Sr. No.	Name of the Director	Designation	No. of Meetings attended during 2002-03	Remarks
1.	Dr H S Vachha	Chairman	8	Dr Vachha is a former executive of ICICI Limited and accordingly has the requisite knowledge in financial matters
2.	Mr Syamal Gupta	Member	5	
3.	Mr R K Misra	Member		Appointed in place of Mr R Thothadri. Mr Thothadri attended 8 meetings of the Audit Committee

All the above Directors are Non-Executive and two Directors, including the Chairman, are Independent.

The Audit Committee met eight times during the year under review.

The Audit Committee invites such of the executives as it considers appropriate to be present at its meetings. The heads of Internal Audit and Finance attend the meetings. The Statutory Auditors are also invited to the meetings. Mr B J Shroff, the Company Secretary, acts as the Secretary of the Committee.

Remuneration Committee

The composition of the Remuneration Committee as on 31st March 2003 was as under :

Sr. No.	Name of the Director	Designation	No. of Meetings attended during 2002-03	Remarks
1.	Mr C P Mistry	Chairman		Appointed in place of Mr R Thothadri. Mr Thothadri attended 3 meetings of the Remuneration Committee
2.	Mr Syamal Gupta	Member	4	
3.	Mr R Gopalakrishnan	Member	4	

Dr H S Vachha, an Independent Director, was co-opted as Member and Chairman for the Meeting held on 28th May 2002 in the absence of Mr R Thothadri to constitute valid quorum for the meeting.

All the above Directors are Non-Executive and the Chairman is an Independent Director.

Terms of Reference :

The terms of reference of the Committee include recommending to the Board of Directors specific remuneration packages for Executive Directors and management staff.

Remuneration Policy :

➢ **Management Staff**

Remuneration of employees largely consists of basic remuneration, perquisites and performance incentives. The components of the total remuneration vary for different grades and are governed by industry patterns, qualifications and experience of the employee, responsibilities handled by him, his individual performance etc. For the last few years, effort has also been made to link the annual variable pay of senior managers with the performance of the Company in general and their individual performance for the relevant year measured against specific Key Performance Areas which are aligned to the Company's objectives.

➢ **Non-Executive Directors**

The Non-Executive Directors (NEDs) are paid remuneration by way of Commission and Sitting Fees. In terms of the shareholders' approval obtained at the Annual General Meeting held on 10th August 2001, the Commission is paid at a rate not exceeding 1% per annum of the profits of the Company (computed in accordance with Section 309(5) of the Companies Act, 1956) subject to a ceiling of Rs.25 lakhs per annum. The distribution of Commission amongst the NEDs is placed before the Board. The Commission is distributed broadly on the basis of Board Meetings and various Committee Meetings attended by the NEDs. The Commission payable to the Chairman is decided by other members of the Board, keeping in mind the greater contribution made by the Chairman.

The Non-Executive Directors are paid a sitting fee of Rs.5,000/- per Board/Committee Meeting attended by them.

➢ **Executive Directors**

The Company pays remuneration by way of salary, perquisites and allowances (fixed component) and commission (variable component) to the Managing Director and the Executive Director. Salary is paid within the range approved by the shareholders. Annual increments effective 1st April each year, as recommended by the Remuneration Committee, are placed before the Board for approval. The ceiling on perquisites and allowances as a percentage of salary, is fixed by the Board. Within the prescribed ceiling, the perquisite package is fixed by the Remuneration Committee. Commission is calculated with reference to the net profits of the Company in a particular financial year and is determined by the Board of Directors at the end of the financial year based on the recommendations of the Remuneration Committee, subject to overall ceilings stipulated in Sections 198 and 309 of the Companies Act, 1956. Specific amount payable to such Directors is based on the performance criteria laid down by the Board which broadly takes into account the profits earned by the Company for the year.



Retirement Policy for Directors

Consistent with widely accepted policies worldwide in professionally managed companies, the Board of the Company had, in May 1994, adopted a retirement policy wherein Executive Chairmen and Directors retire at the age of 65 years whilst the Non-Executive Chairmen or the Deputy/Vice Chairmen retire at the age of 75 years. On the recommendations of Tata Sons Ltd., the Company has adopted a stated Retirement Policy for Executive Chairmen, Managing Directors and Executive Directors which offers special retirement benefits including pension, ex-gratia, medical benefits and residential accommodation facility on their retirement. The quantum and payment of the said benefits are subject to an eligibility criteria of the retiring director and is payable at the discretion of the Board in each individual case on the recommendation of the Remuneration Committee. The said policy has also been approved by the members at their Annual General Meetings held on 11th August 1995 and 6th August 2002.

Remuneration to Directors:

During the year under review, the Non-Executive Directors of the Company were paid remuneration as under :

Name of the Director	Sitting Fees paid (Gross) (Rs.)	Commission paid (Gross) (Rs.) *
Mr R N Tata	50,000	4,90,000
Mr Syamal Gupta ^	1,00,000	4,50,000
Mr R Gopalakrishnan	60,000	3,20,000
Mr R Thothadri	80,000	1,50,000 $
Mr C P Mistry	30,000	60,000
Mr V M Lal #		50,000
Dr H S Vachha	1,05,000	3,60,000
Mr R B Budhiraja #	10,000	20,000
Mr R K Misra @	5,000	

* Commission relates to the financial year ended 31st March 2002 which was paid during the financial year under review. Commission of Rs. 25,00,000 has been provided as payable to the eligible Non-Executive Directors in the accounts for the year ended 31st March 2003.

^ Mr Syamal Gupta has received rent aggregating to Rs.7,91,400 in respect of premises leased to the Company.

$ The Commission of Mr Thothadri, Nominee Director of LIC, was paid to LIC. Travel and other out-of-pocket expenses were reimbursed to Mr Thothadri for attending Board, Committee and General Meetings.

\# The remuneration of Mr V M Lal and Mr R B Budhiraja, who were the State Government Nominee Directors, was paid to the Government Treasury.

@ The remuneration of Mr Misra, Nominee Director of LIC, was paid to LIC. Travel and other out-of-pocket expenses were reimbursed to LIC for Mr Misra's attendance at one Board Meeting.

Apart from this, none of the Non-Executive Directors had any pecuniary relationship or transactions with the Company other than the Directors Fees and Commission received by the Directors.

The details of the remuneration paid to the Executive Directors are :

Name	Salary (Rs.)	Commission paid in 2002-2003 @ (Rs.)	Perquisites (Rs.)	Retirement Benefits # (Rs.)	Total (Rs.)
Mr F A Vandrevala, Managing Director	15,36,000	11,00,000	12,37,598	4,14,720	42,88,318
Mr P K Kukde, Executive Director (w.e.f. 23rd January 2003)	2,29,032		3,11,483	61,839	6,02,354
Mr A J Engineer, Managing Director (Retired on 31st August 2002)	10,00,000	50,00,000	12,05,526	2,70,000	74,75,526
Mr A M Sahni Executive Director (Retired on 31st October 2002)	8,05,000	25,00,000	9,93,505	2,17,350	45,15,855

@ Commission relates to the financial year ended 31st March 2002 which was paid during the financial year under review. Commission of Rs. 1,02,29,032 has been provided as payable to the eligible Executive Directors in the accounts of the current year, the distribution of which is yet to be determined.

Excludes provision for retiring gratuities and leave encashment on separation aggregating to Rs.53,40,000 for Mr Engineer and Rs.49,28,956 for Mr Sahni.

Apart from the above, a sum of Rs.15,00,000 each has been paid to Mr Engineer and Mr Sahni as Ex-gratia.

➢ Salient features of the agreements to be executed by the Company with the Managing and Executive Directors respectively consequent upon obtaining shareholders' approval at the forthcoming Annual General Meeting.

Terms of Agreement	Mr F A Vandrevala Managing Director	Mr P K Kukde Executive Director
Period of appointment	1-9-2002 to 31-8-2007	23-1-2003 to 22-1-2006
Remuneration Salary	In the salary scale of Rs.12,00,000......Rs.40,00,000 per annum	In the salary scale of Rs.7,80,000......Rs.26,00,000 per annum
Commission	At the discretion of the Board within the limits stipulated under the Companies Act, 1956.	
Perquisites and allowances (excluding Company's contribution to Provident Fund, Superannuation, Gratuity, Leave encashment)	Upto 140% of salary	
Stock Option	Nil	

The agreements with the Managing Director and Executive Director are contractual in nature. The agreements may be terminated by either party giving to the other party six months' notice or the Company paying six months' remuneration in lieu thereof.



Shareholders'/Investors' Grievance Committee

The present composition of the Shareholders'/Investors' Grievance Committee is as under :

Name of the Director	Designation	Category of Directorship
Mr Syamal Gupta	Chairman	Non-Executive
Mr F A Vandrevala	Director	Executive

In accordance with Clause 49(VI)(D) of the Listing Agreements with the Stock Exchanges, the Board has authorised Mr B J Shroff, Company Secretary and Compliance Officer and Mr S Venkataraman, Constituted Attorney of the Company, to severally approve share transfers/transmissions, in addition to the powers with the members of the Shareholders'/Investors' Grievance Committee.

All investor complaints which cannot be settled at the level of Mr B J Shroff, Company Secretary and Compliance Officer, are placed before the Committee for final settlement.

Total number of shareholders' complaints received during the year under review was 1,290. Out of these, 11 complaints were not redressed to the satisfaction of the shareholders as on 31st March 2003.

36 transfers and 73 demats which were pending as on 31st March 2003 have been subsequently processed and completed. These pertained to lodgements received in the last two weeks of March 2003.

Investor Survey

A questionnaire was sent to all the shareholders of the Company in October 2002 to determine the satisfaction levels and explore avenues for improvement based on suggestions made by them. 3,478 responses were received. Various suggestions received from the shareholders were duly considered and appropriate action was taken on the merits. The Company would welcome suggestions that will further help improving its services to shareholders.

General Body Meetings

a) The last three Annual General Meetings (AGMs) were held as under :

Financial Year ended	Day & Date	Time	Venue
31st March 2000	Thursday, 10th August 2000	3 p.m.	Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, Mumbai 400 020.
31st March 2001	Friday, 10th August 2001		
31st March 2002	Tuesday, 6th August 2002		

All special resolutions moved at the last AGM were passed unanimously on a show of hands by the shareholders present at the meeting. None of the business required to be transacted at this AGM is proposed to be passed by postal ballot.

b) During the last three years, Court convened Meetings were held as under :

Day & Date	Time	Venue	Reasons therefor
Wednesday, 9th August 2000	12 Noon	Patkar Hall, Sir Vithaldas Thackersey Marg, Mumbai 400 020	To sanction the arrangement embodied in the Scheme of Amalgamation of The Tata Hydro-Electric Power Supply Co. Ltd. and The Andhra Valley Power Supply Co. Ltd. with the Company.
Monday, 12th March 2001	3 p.m.		To sanction the arrangement embodied in the Scheme of Amalgamation of Jamshedpur Power Co. Ltd. with the Company.

Disclosures

1. There were no materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, directors or the management, their subsidiaries or relatives etc. during the year, that may have potential conflict with the interests of the Company at large.
2. The Board has received disclosures from key managerial personnel relating to material, financial and commercial transactions where they and/or their relatives have personal interest. There are no materially significant related party transactions which have potential conflict with the interest of the Company at large.
3. There was no non-compliance during the last three years by the Company on any matter related to Capital Market. There were no penalties imposed nor strictures passed on the Company by Stock Exchanges, SEBI or any statutory authority.

Means of Communication

1. Quarterly and half-yearly reports are published in the following newspapers :

Name of the Newspaper	Region	Language
The Times of India	Mumbai, Delhi, Kolkata, Chennai, Ahmedabad, Bangalore, Hyderabad, Lucknow, Patna and Pune	English
Navbharat Times	Mumbai and Delhi	Hindi
Maharashtra Times	Mumbai	Marathi
Sakal	Mumbai	Marathi
Jam-e-Jamshed	Mumbai	Gujarati
Vyapar	Mumbai and Rajkot	Gujarati

Half-yearly report was sent to each household of shareholders for the period ended 30th September 2002.

2. Official news releases are given directly to the press.
3. Financial results and other information is displayed on the Company's website www.tatapower.com
4. Management's Discussion & Analysis forms part of this Annual Report, which is being posted to the shareholders of the Company.
5. To familiarise our shareholders with the Company's operations, based on requests by its shareholders, the Company arranges for visits to its hydro stations in small batches. During the last year, shareholders were taken to Khopoli Generating Station.

General Shareholder Information

1. The Annual General Meeting is scheduled to be held on Monday, 4th August, 2003 at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, Mumbai 400 020 at 3 p.m.

   As required under Clause 49 Vi(A) of the Listing Agreements with the Stock Exchanges, particulars of Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting (AGM) are given in the Annexure to the Notice of the AGM to be held on 4th August 2003.

2. Financial Calendar : April to March
3. Book Closure : From 8th July 2003 to 4th August 2003, both days inclusive
4. Dividend Payment Date : 6th August 2003
5. Listing on Stock Exchanges : The Company's Shares are listed on the following 5 Stock Exchanges in India:

The Stock Exchange, Mumbai (Regional Stock Exchange)
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001.


TATA

National Stock Exchange of India Ltd.
'Exchange Plaza'
Bandra-Kurla Complex
Bandra (E), Mumbai 400 051.

The Delhi Stock Exchange Association Ltd.
DSE House
3/1 Asaf Ali Road
New Delhi 110 002.

The Stock Exchange, Ahmedabad
Kamdhenu Complex
Opp. Sahajanand College
Panjara Pole
Ahmedabad 380 015.

Pune Stock Exchange Ltd.
Shivleela Chambers
752 Sadashiv Peth
R B Kumthekar Marg
Pune 411 030.

The Global Depository Shares (GDS) issued by the Company jointly with the erstwhile The Tata Hydro-Electric Power Supply Company Limited and The Andhra Valley Power Supply Company Limited in the International Market have been listed on the Luxembourg Stock Exchange and have been accepted for clearance through Euroclear and Cedel. They have also been designated for trading in the PORTAL System of the National Association of Securities Dealers, Inc.

The 10.9% Secured Redeemable Non-Convertible Debentures aggregating to Rs.200 crores and the 10.2% Redeemable Transferable Secured Non-Convertible Debentures aggregating to Rs.300 crores issued by the Company have been listed on the Wholesale Debt Market segment of National Stock Exchange of India Ltd.

The Company has paid the requisite Annual Listing Fees to the above Stock Exchanges for the financial year 2002-2003.

6. Stock Code (For Equity Shares)

The Stock Exchange, Mumbai (physical form) (demat form)	 400 500400
National Stock Exchange of India Ltd.	TATAPOWER EQ
The Delhi Stock Exchange Association Ltd.	20034
The Stock Exchange, Ahmedabad	60510/TATAPOWER
Pune Stock Exchange Ltd.	TATPO400

7. Market Information

(a) Market Price Data : High, Low during each month and trading volumes of the Company's Equity Shares during the last financial year at The Stock Exchange, Mumbai (BSE) and National Stock Exchange of India Ltd. (NSE) are given below :

Stock Exchange	BSE			NSE		
Month	High	Low	No. of shares traded during the month	High	Low	No. of shares traded during the month
2002 April	117.30	110.95	2616003	117.25	110.95	5331529
May	124.80	113.05	5341087	124.60	112.50	9404200
June	133.70	116.70	6812622	134.30	116.85	9778550
July	132.90	103.20	5622030	133.05	103.15	10779883
August	107.15	98.85	3664320	107.10	98.85	6026907
September	103.05	95.65	1369661	103.10	95.75	2378037
October	102.90	94.35	1121412	103.00	94.40	3330780
November	106.80	96.95	2154670	106.70	96.95	4371087
December	111.95	103.85	2718965	111.85	103.90	5481658
2003 January	113.00	106.65	2300201	113.00	106.55	4817743
February	122.90	115.20	6500188	122.70	115.05	11227890
March	122.15	112.70	1681748	122.25	112.60	3571777

b). Performance of Tata Power Share price in comparison to BSE Sensex :


150.00
120.00
90.00
60.00
30.00
0.00
5000
4000
3000
2000
1000
0
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
TATA POWER
SENSEX

8. Registrars and Transfer Agents

Tata Share Registry Limited (TSRL)
Army & Navy Bldg.
148, Mahatma Gandhi Road
Mumbai 400 001.
Tel. :022 56568484
Fax :022 56568494
Email: csg-unit@tatashare.com
Website: www.tatashare.com

For the convenience of shareholders based in the following cities, transfer documents and letters will also be accepted at the following branches / agencies of TSRL :

Branches of TSRL

1. Tata Share Registry Limited
503, Barton Centre, 5th floor
84, Mahatma Gandhi Road
Bangalore 560 001
Tel : 080-532 0321
Fax : 080 558 0019
E-mail : tsrlbang@bgl.vsnl.net.in

2. Tata Share Registry Limited
Bungalow No.1, 'E' Road
Northern Town, Bistupur
Jamshedpur 831 001
Tel : 0657 2426616
Fax : 0657 2426937
E-mail: tsrljsr@sify.com

3. Tata Share Registry Limited
Tata Centre, 1st Floor
43, Jawaharlal Nehru Road
Kolkata 700 071
Tel : 033 22883087
Fax : 033 22883062
E-mail : tsrlcal@cal2.vsnl.net.in

4. Tata Share Registry Limited
Plot No.2/42, Sant Vihar
Ansari Road, Darya Ganj
New Delhi 110 002
Tel : 011 23271805
Fax : 011 23271802
E-mail : tsrldel@giasdl01.vsnl.net.in

Agent of TSRL

Shah Consultancy Services Limited
1, Sumatinath Complex, 2nd Dhal
Pritamnagar, Ellisbridge
Ahmedabad 380 006
Tel : 079 26575094,
Fax : 079 26576038
E-mail : shahconsultancy@hotmail.com



In respect of queries pertaining to the Company, Shareholders are requested to address correspondence to The Tata Power Company Limited, Bombay House, 24, Homi Mody Street, Mumbai 400 001.
Tel : 56658282, Fax : 56658801

9. Share Transfer System : Share Transfers in physical form can be lodged with TSRL at the abovementioned address or at their branch offices, addresses of which are available on – website: www.tatashare.com

The Transfers are normally processed within 20 days from the date of receipt. If the documents are complete in all respects, Mr B J Shroff, the Company Secretary and Compliance Officer and Mr S Venkataraman, Constituted Attorney, are severally empowered to approve transfers, in addition to the powers with the members of the Shareholders'/Investors' Grievance Committee.

10. Distribution of Shares as on 31st March 2003

Slab	Number of shareholders				Number of Shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 - 500	86,041	71,165	157,206	85.27	12,379,621	6.27	10,984,542	5.55	23,364,163	11.82
501 - 1000	8,169	8,574	16,743	9.08	5,482,514	2.77	6,206,352	3.14	11,688,866	5.91
1001 - 2000	2,072	4,050	6,122	3.32	2,870,948	1.45	5,754,164	2.91	8,625,112	4.36
2001 - 3000	564	1,270	1,834	1.00	1,367,623	0.69	3,116,618	1.57	4,484,241	2.26
3001 - 4000	282	599	881	0.48	992,150	0.50	2,094,121	1.06	3,086,271	1.56
4001 - 5000	125	303	428	0.23	558,098	0.28	1,391,015	0.70	1,949,113	0.98
5001 - 10000	152	573	725	0.39	1,037,670	0.52	4,014,382	2.03	5,052,052	2.55
10001 and above	57	358	415	0.23	5,149,092	2.60	134,498,954	67.96	139,648,046	70.56
Total	**97,462**	**86,892**	**184,354**	**100.00**	**29,837,716**	**15.08**	**168,060,148**	**84.92**	***197,897,864**	**100.00**

* Excluding 230308 shares not allotted but held in abeyance, 440270 shares cancelled pursuant to a Court Order and 4804040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Co. Ltd. cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature at Bombay.

11. Shareholding pattern as on 31st March 2003

Particulars	Ordinary Shares	
	No. of Shares	Percent
Life Insurance Corporation of India	24,555,366	12.41
GIC & Other Insurance Companies	21,497,281	10.86
Unit Trust of India	3,196,306	1.62
Other Financial Institutions	1,423,556	0.72
Nationalised Banks	511,346	0.26
Mutual Funds	5,569,696	2.81
FIIs & GDR Holders	10,763,702	5.44
Individuals	60,572,045	30.61
Bodies Corporate, Trusts etc.	69,808,566	35.27
Total	**197,897,864**	**100.00**

12. Dematerialisation of Shares as on 31st March 2003 and Liquidity:

The Company's shares are compulsorily traded in dematerialised form and are available for trading on both the Depositories in India - National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL). 16,80,60,148 Equity Shares of the Company representing 84.92% of the Share Capital are dematerialised as on 31st March 2003.

Under the Depository system, the International Securities Identification Number (ISIN) allotted to the Company's shares is **INE245A01013**.


1.43%
15.08%
83.49%
Shares held in physical form
Shares held in electronic form - NSDL
Shares held in electronic form - CDSL

Shares held in electronic form

Shareholders holding shares in electronic form may please note that :

i) Instructions regarding bank details which they wish to have incorporated in future dividend warrants must be submitted to their Depository Participants (DP). As per the regulations of NSDL and CDSL, the Company is obliged to print bank details on the dividend warrants, as furnished by these Depositories to the Company.

ii) Instructions already given by them for shares held in physical form will not be automatically applicable to the dividend paid on shares held in electronic form.

iii) Instructions regarding change of address, nomination and power of attorney should be given directly to the DP.

iv) The Company provides ECS facilities for shares held in electronic form and shareholders are urged to avail of this facility.

The Company's shares are regularly traded on BSE and NSE as is seen from the volume of shares indicated in the table containing market information.

13. Number of GDS outstanding as on 31st March 2003 : 12,054

Since the underlying Equity Shares represented by GDS have been allotted in full, the outstanding GDS have no impact on the Equity of the Company.

14. Plant Location :

(a) Thermal Power Stations :

(i) Trombay Generating Station, Mahul Road, Chembur Mumbai 400 074	(ii) Jojobera Power Plant, Jojobera Jamshedpur 831 016	(iii) Wadi Power Plant Adjoining ACC Wadi Cement Plant, P O Wadi 585 225, Dist. Gulbarga, Karnataka	(iv) Belgaum Power Plant Plot Nos.1234 to 1240 & 1263 to 1297, KIADB Kanbargi Industrial Area, Auto Nagar, Belgaum 590 010, Karnataka

(b) Hydro Generating Stations :

(i) Generating Station Bhira P O Bhira Taluka Mangaon Dist. Raigad Maharashtra 402 308	(ii) Generating Station Bhivpuri P O Bhivpuri Camp Taluka Karjat, Dist. Raigad Maharashtra 410 201	(iii) Generating Station Khopoli P O Khopoli Power House Dist. Raigad Maharashtra 410 204

(c) Strategic Electronics Division : 42/43 Electronic City, Electronic City Post Office, Hosur Road, Bangalore 561 229



(d) Distribution Division — Senapati Bapat Marg
Lower Parel
Mumbai 400 013

15. Address for correspondence : The Tata Power Company Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001
Tel. : 56658282
Fax : 56658801

Other information

Tata Code of Conduct for Prevention of Insider Trading

In accordance with the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended (the Regulations), the Board of Directors of the Company adopted the Tata Code of Conduct for Prevention of Insider Trading and the Code of Corporate Disclosure Practices (the Code) to be followed by Directors, Officers and other Employees. The Code is based on the principle that Directors, Officers and Employees of a Tata Company owe a fiduciary duty to, among others, the shareholders of the Company to place the interest of the shareholders above their own and conduct their personal securities transactions in a manner that does not create any conflict of interest situation. The Code also seeks to ensure timely and adequate disclosure of Price Sensitive Information to the investor community by the Company to enable them to take informed investment decisions with regard to the Company's securities.

In terms of the said Code, a Committee has been constituted called 'Ethics and Compliance Committee', the composition of which is as under:

Name of the Director	Designation	Category of Directorship
Dr H S Vachha	Chairman	Independent
Mr F A Vandrevala	Director	Executive

The Board has also appointed the Vice President (Finance) as the Compliance Officer to ensure compliance and effective implementation of the Regulations and also this Code across the Company.

Certificate

To the Members of

THE TATA POWER COMPANY LIMITED

We have examined the compliance of conditions of Corporate Governance by The Tata Power Company Limited, for the year ended on 31st March, 2003, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination has been limited to a review of the procedures and implementations thereof adopted by the Company of ensuring compliance with the conditions of the certificate of Corporate Governance as stipulated in the said clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us and the representations made by the Directors and the management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

As required by the Guidance Note issued by The Institute of Chartered Accountants of India, we have to state that while the Shareholders/Investor Grievance Committee has not maintained records to show the investor grievances pending for a period of one month against the Company, the Registrars of the Company have certified that as at 31st March, 2003, there were no investor grievances remaining unattended/pending for more than 30 days.

We further state that such compliance is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.

Mumbai, 28th May, 2003.


TATA

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary companies

1.	Name of the Subsidiary	Tata Petrodyne Limited	Chemical Terminal Trombay Limited	Af-Taab Investment Company Limited
2.	Financial year of the subsidiary ended on	31st March, 2003	31st March, 2003	31st March, 2003
3.	Shares of the subsidiary held by the Company on the above date:			
	(a) Number and Face Value	9,80,00,425 Equity Shares of Rs.10/- each, fully paid	1,52,064 Equity Shares of Rs.100/- each, fully paid	8,92,800 Equity Shares of Rs.100/- each, fully paid
	(b) Extent of holding	100%	72%	100%
4.	Net aggregate amount of profits/(losses) of the subsidiary for the above financial year of the subsidiary, so far as they concern members of the Company :			
	(a) dealt with in the accounts of the Company for the year ended 31st March, 2003	Rs. Nil	Rs. 1,06,44,480	Rs. Nil
	(b) not dealt with in the accounts of the Company for the year ended 31st March, 2003	Rs. 20,66,84,707	Rs. 1,12,45,032	(Rs. 7,43,99,116)
5.	Net aggregate amount of profits/(losses) for previous financial years of the subsidiary, since it became a subsidiary so far as they concern members of the Company :			
	(a) dealt with in the accounts of the Company for the year ended 31st March, 2003	Rs. Nil	Rs. 1,86,62,400	Rs. Nil
	(b) not dealt with in the accounts of the Company for the year ended 31st March, 2003	Rs. 15,75,16,676	Rs. 3,23,61,478	(Rs. 12,57,74,764)

For and on behalf of the Board,

R. N. TATA
Chairman.

B. J. SHROFF
Secretary.

F. A. VANDREVALA
Managing Director.

Mumbai, 28th May, 2003.

Consolidated Financial Statements



TO THE BOARD OF DIRECTORS OF
THE TATA POWER COMPANY LIMITED
ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE TATA POWER COMPANY LIMITED

1. We have audited the attached consolidated Balance Sheet of The Tata Power Company Limited and its subsidiaries, (the Group) as at 31st March, 2003, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of The Tata Power Company Limited's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are prepared, in all materials respects, in accordance with an identified financial reporting framework and are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of certain subsidiaries and joint ventures, whose financial statements reflect total assets of Rs. 325.66 crores as at 31st March, 2003 and total revenues of Rs. 4.66 crores for the year ended on that date and associates whose financial statements reflect the Group's share of loss upto 31st March, 2003 of Rs. 266.28 crores and the Group's share of loss of Rs. 135.79 crores for the year ended on that date as considered in the consolidated financial statements. These financial statements, other than to the extent as referred to in paragraph 6 below, have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as they relate to the amounts included in respect of these subsidiaries, joint ventures and associates, are based solely on the report of the other auditors.

4. We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard 21, 'Consolidated Financial Statements', Accounting Standard 23, 'Accounting for Investment in Associates in Consolidated Financial Statement' and Accounting Standard 27, 'Financial Reporting of Interest in Joint Ventures', issued by The Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of The Tata Power Company Limited and its subsidiaries, joint ventures and associates included in the consolidated financial statements.

5. In so far as it relates to the results of operations and the financial position of The Tata Power Company Limited included in these consolidated financial statements:

   (a) As The Tata Power Company Limited is governed by the Electricity (Supply) Act, 1948, the provisions of the said Act have prevailed wherever they have been inconsistent with the provisions of the Companies Act, 1956.

   (b) For the purposes of computations of "Capital Base" and "Clear Profit" under the Sixth Schedule to the Electricity (Supply) Act, 1948.

(i) As stated in Note 6(a) of the Notes forming part of these financial statements the Company had in 1999-2000 appropriated in advance through Special Appropriation towards Project Cost an amount of Rs. 11.77 crores for which the approval of the State Government has not yet been received. Out of this appropriation in advance, a sum of Rs. 5.83 crores had been adjusted against the amount to be appropriated during the year 2000-2001 and the balance of Rs.5.94 crores had been appropriated during the year 2001-2002.

(ii) Special appropriation to Deferred Taxation Liability Fund of Rs.106.63 crores in 2001-2002 and Rs. 22.93 crores for the current year has been made, as referred to in Note 24(a) of the Notes forming part of the Accounts for which approval of the State Government has not yet been obtained. For the reasons and to the extent stated in the Note, the manner of accounting for deferred tax liability in respect of the license business differs from the provisions of Accounting Standard 22 issued by The Institute of Chartered Accountants of India.

(iii) Special appropriation to Project Cost of Rs. 28.75 crores has been made in the current year as referred to in Note 6(b) of the Notes forming part of the Accounts for which approval of the State Government has to be obtained.

(c) "Reasonable Return" has been computed in terms of the Sixth Schedule to the Electricity (Supply) Act, 1948, in the manner indicated in Note 7 of the Notes forming part of the financial statements.

(d) In the event of approval of the State Government not being obtained for the matters referred to in sub-paragraph b(i), b(ii) and b(iii) above or any adjustment becoming necessary for the matter referred to in sub-paragraph c above, the computations of "Capital Base" and "Clear Profits" will have to be revised for the year and the earlier years as necessary. In the event of such revision and the consequential recomputation of "Reasonable Return", the appropriation to Consumers Benefit Account and Statutory Reserves for the relevant years may need revision. It is not possible to quantify this revision until the matter referred to above is resolved.

(e) As stated in Note 5(a) of the Notes forming part of the financial statements, borrowing costs attributable to the acquisition and construction of fixed assets relating to the electricity business as licensee have not been capitalised as required by Accounting Standard 16, issued by The Institute of Chartered Accountants of India, but have been charged to the Profit and Loss Account consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

(f) As stated in Note 5(b) of the Notes forming part of the financial statements, exchange differences arising on repayment / realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, in respect of assets relating to the electricity business as licensee, have not been adjusted in the carrying amount of fixed assets as required by Accounting Standard 11, issued by The Institute of Chartered Accountants of India, but are being recognised in the Profit and Loss Account over the period of repayment of liabilities consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

6. In so far as it relates to the results of operations and the financial position of Tata Petrodyne Limited included in these consolidated financial statements:



As stated in Note 1(b)(ii)(b)(ii) of the Notes forming part of these Accounts, in respect of two Production Sharing Joint Venture operations, the accounts include assets aggregating Rs. 154.16 crores, liabilities aggregating Rs. 16.67 crores, income aggregating Rs. * and expenditure aggregating Rs. 2.57 crores which have been incorporated on the basis of the information available, in the absence of audited accounts.

7. On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual financial statements of The Tata Power Company Limited and its aforesaid subsidiaries, joint ventures and associates, in our opinion, the consolidated financial statements subject to the matters stated in paragraphs 5 and 6 above give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated balance sheet of the consolidated state of affairs of The Tata Power Company Limited and its subsidiaries as at 31st March, 2003,

(b) in the case of the consolidated profit and loss account of the consolidated results of operations of The Tata Power Company Limited and its subsidiaries for the year ended on that date, and

(c) in the case of the consolidated cash flow statements of the consolidated cash flows of The Tata Power Company Limited and its subsidiaries for the year ended on that date.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.
Membership Number : 3242

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.
Membership Number : 37915

Mumbai, 30th June, 2003

The Tata Power Company Limited

Consolidated Balance Sheet as at 31st March, 2003

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
FUNDS EMPLOYED :					
1. SHAREHOLDERS' FUNDS					
Share Capital	"A"	102		197.87	*197.87*
Reserves and Surplus	"B"	103		3,701.81	*3,493.82*
2. MINORITY INTEREST				10.00	*9.57*
3. SPECIAL APPROPRIATION TOWARDS PROJECT COST				521.08	*492.33*
4. CAPITAL CONTRIBUTIONS FROM CONSUMERS			41.81		*41.81*
SHARE IN JOINT VENTURE			5.67		*—*
				47.48	*41.81*
5. SECURED LOANS	"C"	104		1,691.54	*1,516.30*
6. UNSECURED LOANS	"D"	104		1,059.15	*1,290.45*
7. TOTAL FUNDS EMPLOYED				**7,228.93**	***7,042.15***
APPLICATION OF FUNDS :					
8. FIXED ASSETS	"E"	104			
Gross Block			6,285.34		*5,205.40*
Less : Depreciation/Amortisation to date			2,355.61		*1,836.47*
				3,929.73	*3,368.93*
Capital Work-in-Progress (including advances against capital expenditure)			243.32		*460.43*
SHARE IN JOINT VENTURE			21.61		*—*
				264.93	*460.43*
Increase in foreign currency liabilities (net) for purchase of capital assets (net of amount written off to date)				146.63	*200.87*
				4,341.29	*4,030.23*
9. INVESTMENTS	"F"	105		2,024.56	*1,887.30*
10. CURRENT ASSETS, LOANS AND ADVANCES	"G"	106			
Current Assets ... Rs.1,487.79 Crores					*1,439.43*
Loans and Advances ... " 928.36 Crores					*1,151.78*
			2,416.15		*2,591.21*
Less :					
11. CURRENT LIABILITIES AND PROVISIONS	"H"	107			
Current Liabilities ... Rs. 1,144.20 Crores					*1,098.17*
Provisions ... " 466.75 Crores					*280.23*
			1,610.95		*1,378.40*
12. NET CURRENT ASSETS				805.20	*1,212.81*
13. DEFERRED TAX ASSET (NET) (*See Note 24*)			28.17		*(130.57)*
SHARE IN JOINT VENTURE			(6.95)		*—*
				21.22	*(130.57)*
14. MISCELLANEOUS EXPENDITURE (to the extent not written off)	"I"	107		36.66	*42.38*
15. TOTAL APPLICATION OF FUNDS				**7,228.93**	***7,042.15***

Notes — Pages 111 to 126.

As per our report attached.
For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.
Mumbai, 30th June, 2003.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

B. J. SHROFF
Secretary.
Mumbai, 30th June, 2003.

For and on behalf of the Board,
R. N. TATA
Chairman.

F. A. VANDREVALA
Managing Director.


TATA

Consolidated Profit and Loss Account for the year ended 31st March, 2003

	Schedule No.	Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INCOME :					
1. REVENUE FROM POWER SUPPLY					
SHARE IN JOINT VENTURE			4,193.53		3,755.76
			424.94		—
2. INCOME FROM OPERATIONS				4,618.47	3,755.76
3. OTHER INCOME	1	108		201.68	107.97
4. NET ADJUSTMENTS IN RESPECT OF PREVIOUS YEARS	1	108		141.56	345.55
5. TOTAL INCOME				—	2.94
				4,961.71	4,212.22
EXPENDITURE :					
6. COST OF POWER PURCHASED					
SHARE IN JOINT VENTURE			406.90		399.03
			293.49		—
7. COST OF FUEL				700.39	399.03
				2,062.59	1,768.44
8. GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES	2	109			
9. NET ADJUSTMENT IN RESPECT OF PREVIOUS YEARS				543.52	552.09
10. TAX ON SALE OF ELECTRICITY				3.75	—
SHARE IN JOINT VENTURE			123.34		117.17
			18.40		—
11. DEPRECIATION/AMORTISATION				141.74	117.17
SHARE IN JOINT VENTURE			355.06		316.44
			32.10		
12. EXPLORATION EXPENSES WRITTEN-OFF/SITE RESTORATION EXPENSES				387.16	316.44
13. ALLOWANCES UNDER SALES CONTRACT				3.24	—
14. SHARE OF PROFIT OF GOVERNMENT OF INDIA UNDER PSC				2.04	—
15. AMOUNT WRITTEN OFF IN RESPECT OF NET INCREASE IN FOREIGN				2.50	—
CURRENCY LIABILITIES FOR PURCHASE OF CAPITAL ASSETS				—	—
16. INTEREST AND FINANCE CHARGES	3	110		90.63	53.27
17. TOTAL EXPENDITURE				343.80	352.19
				4,281.36	3,558.63
PROFIT BEFORE TAXES, STATUTORY APPROPRIATIONS, MINORITY INTEREST AND SHARE OF ASSOCIATES					
18. PROVISION FOR TAXATION				**680.35**	**653.59**
a. CURRENT TAX					
b. DEFERRED TAX			203.20		78.45
			(62.81)		88.27
SHARE IN JOINT VENTURE			140.39		166.72
			8.46		—
19. EXCESS PROVISION FOR TAXATION IN RESPECT OF EARLIER YEARS				148.85	166.72
20. ADDITIONAL INCOME-TAX ON DIVIDEND				(1.39)	(1.95)
21. PROVISION FOR WEALTH TAX				16.50	—
				0.41	0.36
PROFIT AFTER TAXES AND BEFORE STATUTORY APPROPRIATIONS, MINORITY INTEREST AND SHARE OF ASSOCIATES					
22. SHARE OF LOSS OF ASSOCIATES FOR THE YEAR				515.98	488.46
23. MINORITY INTEREST				125.32	
				0.85	1.04
PROFIT AFTER TAXES, MINORITY INTEREST, SHARE OF ASSOCIATES AND BEFORE STATUTORY APPROPRIATIONS					
24. STATUTORY APPROPRIATIONS	4	110		**389.81**	**487.42**
				69.91	126.85
PROFIT AFTER TAXES, STATUTORY APPROPRIATIONS, MINORITY INTEREST AND SHARE OF ASSOCIATES					
APPROPRIATIONS :				**319.90**	**360.57**
25. PROPOSED DIVIDEND					
26. INTERIM DIVIDEND			128.76		—
27. TRANSFER TO DEBENTURE REDEMPTION RESERVE			—		99.06
28. TRANSFER TO GENERAL RESERVE			49.69		57.50
			150.00		150.37
				328.45	306.93
29. BALANCE CARRIED TO BALANCE SHEET					
				(8.55)	**53.64**
30. BASIC AND DILUTED EARNINGS PER SHARE (In Rs.) (Face Value Rs. 10/-) (on Profit After Taxes, Statutory Appropriations, Minority Interest and Share of Associates on shares outstanding)				–16.17	18.22

Notes — Pages 111 to 126.

As per our report attached to the Balance Sheet.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.
Mumbai, 30th June, 2003.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

B. J. SHROFF
Secretary.
Mumbai, 30th June, 2003.

For and on behalf of the Board,
R. N. TATA
Chairman.

F. A. VANDREVALA
Managing Director.

		Rupees Crores	Rupees Crores	Previous Year Rupees Crores
AUTHORISED CAPITAL —				
3,00,00,000	Cumulative Redeemable Preference Shares of Rs. 100 each	300.00		*300.00*
22,90,00,000	Equity Shares of Rs. 10 each	229.00		*229.00*
			529.00	*529.00*
ISSUED CAPITAL —				
20,35,37,712	Equity Shares of Rs. 10 each [including 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of The Tata Power Company Limited held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]		203.54	*203.54*
SUBSCRIBED CAPITAL —				
19,78,97,864	Equity Shares of Rs. 10 each (excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of The Tata Power Company Limited held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court Judicature, Bombay)	197.90		*197.90*
	Less — Calls in arrears (including Rs. 0.01 crore in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited)	0.05		*0.05*
		197.85		*197.85*
1,65,230	*Add* — Equity Shares forfeited — Amount paid	0.06		*0.06*
			197.91	*197.91*
40,058	*Less* — Equity Shares held by Chemical Terminal Trombay Ltd. which were acquired before it became a Subsidiary		0.04	*0.04*
			197.87	***197.87***

Of the above Equity Shares :

(i) 1,67,500 shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/subscription to debentures.

(iv) 56,81,818 shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 shares (excluding 47,560 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

(vi) 3,50,97,824 shares (excluding 45,168 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.



Rupees Crores

	Opening Balance	Additions	Deductions	Closing Balance
STATUTORY RESERVES :				
[Under the Electricity (Supply) Act, 1948]				
TARIFFS AND DIVIDENDS CONTROL RESERVE	11.75	—	—	11.75
CONTINGENCIES RESERVE NO. 1	122.66	18.23	—	140.89
CONTINGENCIES RESERVE NO. 2	13.38	—	—	13.38
DEVELOPMENT RESERVE — (created prior to 1st April, 1976)	5.29	—	—	5.29
DEFERRED TAXATION LIABILITY FUND	396.63	22.93	—	419.56
INVESTMENT ALLOWANCE RESERVE (including Development Reserve created after 31st March, 1976)	121.18	—	—	121.18
DEBT REDEMPTION RESERVE	51.94	—	—	51.94
DEBENTURE REDEMPTION RESERVE	56.63	—	—	56.63
OTHER RESERVES :				
CAPITAL RESERVE	0.67	—	—	0.67
CAPITAL REDEMPTION RESERVE	1.60	—	—	1.60
CAPITAL RESERVE ON CONSOLIDATION	4.32	—	—	4.32
SECURITIES PREMIUM	1,072.91	—	—	1,072.91
Less : Adjustment of Global Depository Shares Issue Expenses (*Schedule "I"*)	6.37	—	0.53	5.84
	1,066.54	—	(0.53)	1,067.07
DEBENTURE REDEMPTION RESERVE	57.50	49.69	—	107.19
SPECIAL RESERVE FUND	1.72	—	—	1.72
GENERAL RESERVE	750.05	253.55(a)	—	1,003.60
PROFIT AND LOSS ACCOUNT	831.96	—	136.94(b)	695.02
Total Reserves and Surplus - 2002-03	**3,493.82**	**344.40**	**136.41**	**# 3,701.81**
- 2001-02	*3,158.75*	*376.91*	*41.84*	*3,493.82*

(a) Net of write back on consolidation Rs. 7.62 crores and also see Note 24(c).

(b) Consisting of -

(i) Accumulated losses of associates as on 31st March, 2002	128.39	crores
(ii) Balance brought forward for the year	8.55	crores
	136.94	crores

Includes share in Joint Venture Rs. 10.88 crores.

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "C" : SECURED LOANS

	Rupees Crores	Previous Year Rupees Crores
(a) Secured, Redeemable, Non-Convertible Privately Placed Debentures	962.97	957.04
(b) Loans from International Bank for Reconstruction and Development (IBRD) and International Finance Corporation (IFCW)**	359.28	462.90
(c) Loan from a Company**	76.65	86.60
(d) Loans from a Bank**	6.40	9.76
	1,405.30	1,516.30
Share in Joint Venture	286.24	—
	1,691.54	**1,516.30**

** In foreign currency

SCHEDULE "D" : UNSECURED LOANS

	Rupees Crores	Previous Year Rupees Crores
(a) Fixed Deposits	181.58	183.75
(b) Loans from Shareholders	1.32	2.50
(c) Loans from Japanese Leasing Companies**	6.62	18.33
(d) Supplier's Credit**	8.62	15.93
(e) Euro Notes**	842.29	1,049.95
(f) Loans from Companies	11.22	19.99
(g) Sales Tax Deferral	7.50	—
	1,059.15	**1,290.45**

** repayable in foreign currencies

SCHEDULE "E" : FIXED ASSETS

Rupees Crores

	GROSS BLOCK				DEPRECIATION/AMORTISATION				NET BLOCK	
	As at 01-4-2002 (at cost)	Additions	Deductions	As at 31-3-2003 (at cost)	As at 01-4-2002	For the year	Deductions	As at 31-3-2003	As at 01-4-2002	As at 31-3-2003
1. PURCHASE GOODWILL	7.60	—	—	7.60	1.52	1.52	—	3.04	6.08	4.56
2. GOODWILL ON CONSOLIDATION	113.05	—	—	113.05	27.14	22.61	—	49.75	85.91	63.30
3. LAND (including land development)	14.93	0.53	—	15.46	—	—	—	—	14.93	15.46
4. LEASEHOLD LAND	4.48	—	—	4.48	0.10	0.05	—	0.15	4.38	4.33
5. PRODUCING PROPERTIES [CY-OS-90/1 (PY-3)]	89.23	91.37	—	180.60	65.55	13.51	—	79.06	23.68	101.54
6. HYDRAULIC WORKS	277.31	4.26	0.43	281.14	36.99	9.26	0.39	45.86	240.32	235.28
7. BUILDINGS	391.42	38.30	0.71	429.01	78.50	20.15	0.25	98.40	312.92	330.61
8. RAILWAY SIDINGS, CROSSINGS, ETC.	18.52	1.22	—	19.74	4.21	0.40	—	4.61	14.31	15.13
9. PLANT AND MACHINERY	3,606.63	310.02	7.18	3,909.47	1,422.39	238.26	5.57	1,655.08	2,184.24	2,254.39
10. TRANSMISSION LINES, CABLE NETWORK, ETC.	609.40	44.97	1.26	653.11	164.77	34.86	0.73	198.90	444.63	454.21
11. FURNITURE, FIXTURES AND OFFICE EQUIPMENT	22.55	4.90	0.48	26.97	13.90	1.48	0.34	15.04	8.65	11.93
12. TECHNICAL KNOW-HOW	0.93	—	—	0.93	0.67	0.06	—	0.73	0.26	0.20
13. MOTOR VEHICLES, LAUNCHES, BARGES, ETC	25.17	3.58	0.88	27.87	12.65	4.87	0.76	16.76	12.52	11.11
14. HELICOPTERS	24.18	—	—	24.18	8.08	8.08	—	16.16	16.10	8.02
TOTAL	**5,205.40**	**499.15**	**10.94**	**5,693.61**	**1,836.47**	**355.11**	**8.04**	**2,183.54**	**3,368.93**	**3,510.07**
SHARE IN JOINT VENTURE	0.82	595.06#	4.15	591.73	0.73	174.20#	2.86	172.07	0.09	419.66
GRAND TOTAL - 2002-03	**5,206.22**	**1,094.21**	**15.09**	**6,285.34**	**1,837.20**	**529.31$**	**10.90**	**2,355.61**	**3,369.02**	**3,929.73**
- 2001-02	*4,601.11*	*610.18*	*5.89*	*5,205.40*	*1,524.11*	*316.44*	*4.08*	*1,836.47*	—	3,368.93

$ Including Rs. 0.05 crore (*31st March, 2002 - Rs. Nil*) charged to Producing Properties.

Additions and depreciation includes Rs. 592.90 crores and Rs. 142.10 crores respectively of North Delhi Power Ltd. acquired during the year.



SCHEDULE "F" : INVESTMENTS

(Long term unless otherwise stated)

		Rupees Crores	Previous Year Rupees Crores
1.	CONTINGENCIES RESERVE INVESTMENTS (Quoted)	136.27	127.27
2.	DEFERRED TAXATION LIABILITY FUND INVESTMENTS – (Quoted)	382.43	290.00
	– (Unquoted)	15.00	—
3.	TRADE INVESTMENTS		
	(a) Ordinary Shares – (Quoted) fully paid up	122.08	13.21
	(b) Ordinary Shares – (Unquoted) fully paid up	752.51	382.22
	(c) Preference Shares – (Unquoted) fully paid up	7.77	7.77
4.	OTHER INVESTMENTS		
	(a) Ordinary Shares – (Quoted) fully paid up	44.62	44.02
	(b) Ordinary Shares – (Unquoted) fully paid up	377.80	366.22
	(c) Preference Shares – (Quoted) fully paid up	1.00	1.00
	(d) Preference Shares – (Unquoted) fully paid up	90.09	94.02
	(e) Debentures – (Quoted)	—	0.92
	(f) Debentures – (Unquoted)	—	*
	(g) Other Securities – (Quoted)	68.85	70.93
	(h) Other Securities – (Unquoted)	17.61	381.22
	(i) Other Securities – (Unquoted) – Current	90.06	203.61
		2,106.09	1,982.41
	Less : Provision for Diminution in Value of Investments (including in respect of associates Rs. 55.40 crores)	81.53	95.11
		2,024.56	**1,887.30**
	Notes		
	(1) Aggregate of Quoted Investments –		
	Cost	755.25	547.35
	Market Value	442.01	256.46
	(2) Aggregate of Unquoted Investments –		
	Cost	1,350.84	1,435.06

The above includes carrying cost of investments in associates as indicated in note 1(iii)(b).

		Rupees Crores	Rupees Crores	Previous Year Rupees Crores
CURRENT ASSETS -				
(a) Interest accrued on Investments		4.26		0.14
(b) Inventories -				
Stores and Spare Parts at or below cost	Rs. 296.19 Crores			259.85
Crude Oil	" 2.49 Crores			8.30
Stock of shares	" 9.32 Crores			9.98
Loose Tools at or below cost	" 0.25 Crore			0.02
Stores, Tools and Equipment in transit at cost	" 12.53 Crores			31.93
Share in Joint Venture	" 10.28 Crores			—
		331.06		310.08
(c) Work-in-Progress (in respect of electronic products at lower of cost plus attributed profit and net realisable value)		22.44		34.42
(d) Sundry Debtors –				
(i) Debts Outstanding for more than six months	Rs. 415.42 Crores			312.01
(ii) Other Debts	" 530.25 Crores			506.66
	Rs. 945.67 Crores			818.67
Less - Provision for Doubtful Debts	" 44.65 Crores			51.90
	Rs. 901.02 Crores			766.77
Share in Joint Venture	" 76.45 Crores			—
		977.47		766.77
Notes –				
Sundry Debtors fully secured	Rs. 19.99 Crores			21.52
Sundry Debtors unsecured and considered good	" 881.03 Crores			745.25
Sundry Debtors considered Doubtful	" 44.65 Crores			51.90
	Rs. 945.67 Crores			818.67
Share in Joint Venture	" 76.45 Crores			—
	Rs.1,022.12 Crores			818.67
(e) Cash and Bank Balances –				
(i) Current Accounts with Scheduled Banks	Rs. 68.06 Crores			104.47
(ii) Fixed Call Deposits with Scheduled Banks	" 71.93 Crores			216.66
(iii) Cash and Cheques on Hand	" 0.20 Crore			0.22
(iv) Current accounts with non scheduled banks	" 3.36 Crores			6.67
	Rs. 143.55 Crores			328.02
Share in Joint Venture	" 9.01 Crores			—
		152.56		328.02
			1,487.79	1,439.43
LOANS AND ADVANCES – Considered good - unless otherwise stated (Unsecured)				
(a) Advances with public bodies		5.95		13.48
(b) Loans to and Deposits with Nelco Ltd.		1.65		1.65
(c) Deposits with other Companies		430.07		396.10
(d) Other Advances (including advances considered doubtful Rs.4.07 crores - *31st March, 2002 - Rs. 3.38 crores*) (includes secured Rs. 0.28 crore - *31st March, 2002 - Rs. 0.28 crore*)	Rs. 153.75 Crores			554.58
Less – Provision for doubtful advances	" 4.07 Crores			3.38
		149.68		551.20
(e) Payment of Taxes		334.92		189.35
		922.27		1,151.78
Share in Joint Venture		6.09		—
			928.36	1,151.78
			2,416.15	2,591.21



	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
CURRENT LIABILITIES –			
(a) Consumers Benefit Account	11.25		11.25
(b) Sundry Creditors	914.57		894.04
(c) Advance and progress payments	26.81		22.17
(d) Interest accrued but not due on Secured Loans	34.35		36.86
(e) Interest accrued but not due on Unsecured Loans	14.16		14.36
(f) Investor Education and Protection Fund shall be credited by the following amounts namely:- **			
(i) Unpaid Dividend	4.12		3.36
(ii) Unpaid application money received by the Companies for allotment of securities and due for refund	0.06		0.16
(iii) Unpaid Matured Debentures	0.31		0.32
(iv) Interest	0.28		0.83
(g) Other Liabilities	53.31		76.67
(h) Security Deposits from Consumers	26.14		29.75
(i) Sundry Deposits	7.72		8.40
	1,093.08		1,098.17
Share in Joint Venture	51.12		—
		1,144.20	**1,098.17**
PROVISIONS –			
(a) Provision for Taxation	221.39		94.72
(b) Provision for Additional Income-tax on Dividend	16.50		—
(c) Provision for Wealth Tax	0.67		0.48
(d) Provision for Gratuities	54.53		50.36
(e) Provision for Pension Scheme	9.66		5.53
(f) Provision for Leave Encashment	26.38		23.56
(g) Liability for Interim Dividend	—		99.06
(h) Proposed Dividend (Minority Interest)	—		0.38
(i) Provision for Final Dividend	128.76		—
(j) Provision for retiring benefit to Ex ED of Subsidiary	0.21		0.23
(k) Provision for Contingency (Service Tax)	0.33		0.30
(l) Provision for Site Restoration Cost	6.63		5.61
	465.06		280.23
Share in Joint Venture	1.69		—
		466.75	**280.23**
		1,610.95	**1,378.40**

** includes amounts aggregating Rs. 0.05 crore outstanding for more than seven years pending legal cases.

Rupees Crores

	Expenditure Incurred	Amount Written off		Closing Balance	As at 31-3-2002
	Till 31-3-2003	Till 31-3-2002	During the year		
INTANGIBLE ASSETS –					
"The Bombay (Hydro-Electric) Licence, 1907"	0.13	0.13	—	Nil	Nil
"The Andhra Valley (Hydro-Electric) Licence, 1919"	0.05	0.05	—	Nil	Nil
"The Nila Mula Valley (Hydro-Electric) Licence, 1921"	0.08	0.08	—	Nil	Nil
"The Trombay Thermal Power Electric Licence, 1953"	*	*	—	*	Nil
OTHER EXPENDITURE –					
Expenses re: New Ordinary Shares	0.03	0.03	—	Nil	Nil
Expenses towards Rights Shares issued in 1993	3.66	1.56	0.17	1.93	2.10
Global Depository Shares (GDS) issue expenses	11.12	4.75	0.53	5.84	6.37
Discount on issue of Debentures	0.53	0.53	—	Nil	Nil
Discount on issue of Euro Notes	5.54	2.96	0.97	1.61	2.58
Merger expenses – Tata Hydro & Andhra Valley	61.93	24.77	12.39	24.77	37.16
Merger expenses – Jamshedpur Power Co. Ltd.	0.54	0.22	0.11	0.21	0.32
Preliminary Expenses	0.01	0.01	—	Nil	Nil
Deferred Revenue Expenditure	2.60	1.41	0.43	0.76	0.22
	86.22	36.50	14.60	35.12	48.75
Less - GDS issue expenses adjusted against Securities Premium				5.84	6.37
Add - Share in Joint Venture	7.38			7.38	
	93.60			**36.66**	**42.38**

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. INCOME FROM OPERATIONS –			
(*a*) Rental of land, buildings, plant and equipment, etc.	1.11		*0.73*
(*b*) Income in respect of services rendered	14.25		*7.43*
(*c*) Sale of Electronic Products	40.55		*21.89*
(*d*) Sale of Products – Transmission EPC Business Unit	25.07		*7.03*
(*e*) Sale of Crude Oil	76.35		*41.66*
(*f*) Income from services rendered (Storage & Terminalling income)	9.54		*9.34*
(*g*) Sale of stock of shares	0.58		*5.43*
(*h*) Sale of Participating Interest	—		*0.73*
(*i*) Licence fees and allied charges	0.90		*0.91*
(*j*) Brokerage	0.29		*3.89*
(*k*) Income from Investments (including profit on sale of Investments Rs. 0.92 crore - *31st March, 2002 - Rs. 0.01 crore*)	2.47		*1.27*
(*l*) Income from shares treated as stock-in-trade	0.25		*0.69*
(*m*) Miscellaneous revenue and sundry credits	13.32		*6.52*
(*n*) Provision for Doubtful Debts and Advances written back (Net)	6.56		—
(*o*) Profit on Sale/Retirement of Assets (Net)	5.38		—
(*p*) Other Interest income	—		*0.45*
	196.62		*107.97*
Share in Joint Venture	5.06		—
		201.68	***107.97***
2. OTHER INCOME –			
(*a*) Interest on Government and other securities, loans, advances, deposits etc.	58.38		*49.66*
(*b*) Income on units from Unit Trust of India	—		*29.69*
(*c*) Income from Trade Investments	14.59		*1.62*
(*d*) Income from Other Investments	7.96		*7.80*
(*e*) Profit on sale of Investments (Net)	30.35		*244.29*
(*f*) Profit on sale of Assets	0.02		—
(*g*) Leave and licence fees	0.94		*0.94*
(*h*) Sundry receipts	3.05		*2.80*
(*i*) Surplus on buy-back of Euro Notes	2.32		*8.75*
(*j*) Provision for diminution in value of investments written back	12.58		—
	130.19		*345.55*
Share in Joint Venture	11.37		—
		141.56	***345.55***
		343.24	***453.52***



Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE '[illegible]' – GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
1. PAYMENTS TO AND PROVISIONS FOR EMPLOYEES –			
(a) Salaries, Wages and Bonus	88.18		87.38
(b) Company's contribution to Provident Fund	7.53		6.91
(c) Retiring Gratuities	8.49		9.68
(d) Welfare Expenses	21.75		20.71
(e) Contribution to Superannuation Fund	8.80		8.61
(f) Leave Encashment Scheme	4.48		4.86
(g) Pension Scheme	4.86		1.03
	144.09		139.18
Share in Joint Venture	40.04		—
		184.13	139.18
2. OPERATIONS EXPENSES –			
(a) Stores, Oil, etc. consumed	11.01		10.39
(b) Production Cost Field Operating Expenses [*See Note 19*]	18.64		16.51
(c) Rental of Land, Buildings, Plant and Equipment, etc.	8.97		10.13
(d) Repairs and Maintenance :			
(i) To Buildings and Civil Works ..... Rs. 16.53 Crores			41.07
(ii) To Machinery and Hydraulic Works ..... „ 91.06 Crores			81.95
(iii) To Furniture, Vehicles, etc. ..... „ 1.71 Crores			1.57
	109.30		124.59
(e) Rates and Taxes	(1.00)		(10.60)
(f) Excise Duty	0.75		(1.09)
(g) Insurance	17.91		18.76
(h) Components consumed relating to manufacturing activities	12.74		5.82
(i) Other Operation Expenses	13.89		14.17
	192.21		188.68
Share in Joint Venture	14.61		—
		206.82	188.68
3. WHEELING CHARGES PAYABLE		20.70	21.32
4. ADMINISTRATION EXPENSES –			
(a) Rent	0.97		0.88
(b) Rates and Taxes	0.77		1.10
(c) Insurance	2.75		2.54
(d) Other Administration Expenses	8.81		10.91
(e) Directors' Fees	0.05		0.05
(f) Auditors' Fees	0.98		0.86
(g) Government Audit Fees	0.02		0.02
(h) Cost of Services Procured	15.15		21.69
(i) Miscellaneous Expenses	27.63		25.46
(j) Provision for diminution in value of Investments	—		85.78
(k) Provision for Doubtful Debts and Advances (Net)	—		6.55
(l) Bad Debts	—		9.56
(m) Provision for Contingency (Service Tax)	0.03		0.30
	57.16		165.70
Share in Joint Venture	22.14		—
		79.30	165.70
5. (a) DECREASE IN WORK-IN-PROGRESS			
Opening Balance	34.42		44.27
Less – Closing Balance	22.44		34.42
		11.98	9.85
(b) DECREASE/(INCREASE) IN CRUDE OIL STOCK			
Opening Balance	8.30		8.14
Less – Closing Balance	2.49		8.30
		5.81	(0.16)
(c) DECREASE/(INCREASE) IN STOCK OF SHARES			
Opening Balance	9.98		3.19
Less – Closing Balance	9.32		9.98
		0.66	(6.79)
Carried over		509.40	517.78

	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
Brought Forward		509.40	517.78
6. AMOUNT WRITTEN OFF - MISCELLANEOUS EXPENDITURE (*Schedule "I"*)		14.60	14.18
7. LOSS ON SALE/RETIREMENT OF ASSETS (NET)	—		0.58
SHARE IN JOINT VENTURE	1.09		—
		1.09	0.58
8. PURCHASE OF PRODUCTS – TRANSMISSION EPC BUSINESS UNIT		20.74	5.70
9. PURCHASE OF STOCK		1.80	13.97
10. TRANSFER OF REVENUE EXPENSES TO CAPITAL		(4.11)	(0.12)
		543.52	**552.09**

	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INTEREST -			
1. INTEREST ON DEBENTURE LOANS		111.89	108.50
2. INTEREST ON FIXED PERIOD LOANS FROM INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND INTERNATIONAL FINANCE CORPORATION		23.88	29.26
3. INTEREST ON FIXED PERIOD EURO NOTES		104.96	108.85
4. OTHER INTEREST AND COMMITMENT CHARGES	77.50		76.15
SHARE IN JOINT VENTURE	0.17		—
		77.67	76.15
		318.40	322.76
Less – INTEREST CAPITALISED		7.62	20.37
		310.78	302.39
FINANCE CHARGES -			
1. LOSS ON EXCHANGE (NET)		14.42	20.56
2. COMMISSION AND BROKERAGE		1.95	3.17
3. GUARANTEE FEES FOR LOAN		10.63	14.08
4. DELAYED PAYMENT CHARGES		4.71	5.63
5. OTHER FINANCE CHARGES		1.31	6.36
		33.02	49.80
		343.80	**352.19**

	Rupees Crores	Previous Year Rupees Crores
(*a*) CONTINGENCIES RESERVE	18.23	8.77
(*b*) SPECIAL APPROPRIATION TOWARDS PROJECT COST	28.75	11.45
(*c*) DEFERRED TAXATION LIABILITY FUND	22.93	106.63
	69.91	**126.85**

Signatures to Notes and Schedules "A" to "I" and "1" to "4"
For and on behalf of the Board,

R. N. TATA
Chairman.

B. J. SHROFF
Secretary

F. A. VANDREVALA
Managing Director.

Mumbai, 30th June, 2003.



1. Major Accounting Policies:-

(*a*) Basis of Accounting :

The financial statements have been prepared under the historical cost convention and on the accrual basis of accounting. The accounts of the parent company and the subsidiaries have been prepared in accordance with the Accounting Standards issued by The Institute of Chartered Accountants of India, and generally accepted accounting principles.

(*b*) Principles of consolidation:

The consolidated financial statements have been prepared in accordance with Accounting Standard 21 (AS-21) - "Consolidated Financial Statements," Accounting Standard 23 (AS-23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS-27) - "Financial Reporting of Interests in Joint Ventures" issued by The Institute of Chartered Accountants of India. The consolidated financial statements have been prepared on the following basis:

(i) Investments in Subsidiaries:

- The financial statements of The Tata Power Company Limited ('The Company') and its subsidiary companies have been combined on a line by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profits or losses.
- The excess of cost to the Company of its investment in the Subsidiary over the Company's portion of equity of the Subsidiary is recognised in the financial statements as Goodwill, which is amortised over a period of five years.
- The excess of Company's portion of equity of the Subsidiary as at the date of its investment is treated as Capital Reserve.
- The financial statements of the subsidiaries used in the consolidation are drawn upto the same reporting date as that of the parent company, i.e. year ended 31st March, 2003.
- Minority interest in the net assets of consolidated subsidiaries consist of:
  (i) the amount of equity attributable to minorities at the date on which investment in a subsidiary is made; and
  (ii) the minorities' share of movements in equity since the date the parent subsidiary relationship came into existence.

The subsidiary companies (which along with The Tata Power Company Limited, the parent, constituted the Group) considered in the preparation of these consolidated financial statements are :-

Name	Country of Incorporation	% voting power held as at 31st March, 2003
Tata Petrodyne Ltd. (TPL)	India	100
Chemical Terminal Trombay Ltd. (CTTL)	India	72
Af-Taab Investment Co. Ltd. (AICL)	India	100

(ii) (a) Interest in Joint Ventures:

The Group's interests in jointly controlled entities are :

Name	Country of Incorporation	Percentage of Ownership Interest as at 31st March, 2003
North Delhi Power Ltd. (NDPL)	India	49
India Natural Gas Company Pvt. Ltd. (Indigas)	India	50

The Financial Statements of the Joint Ventures are drawn upto 31st March, 2003.

The Group's interests in these Joint Ventures were reported as Long Term Investments as at 31st March, 2002 (Schedule "F") and stated at cost less provision, if any, for permanent diminution in value of such investments. On adoption of AS-27 during the year, the Group's interest in these joint ventures, have been accounted for using proportionate consolidation method.

The movement of the aggregate reserves of the Joint Ventures are as under:

	For the year ended 31st March, 2003 (Rs. in Crores)
Reserves as at 1st April, 2002	Nil
Add: Group's share of profits for the year	10.88
Less: Group's share of dividend paid	Nil
Reserves as at 31st March, 2003	10.88

(b) (i) These financial statements also reflect the Group's share of assets, liabilities, income and expenditure of the Joint Venture operations carried out through TPL which are accounted on the basis of available information on line to line basis with similar items in the Group's Accounts to the extent of the participating interest of the Group as per the various joint venture agreements.

(ii) In respect of two Production Sharing joint venture operations i.e. CB-OS/1 and CB-OS/2 carried out through TPL, these financial statements include the Group's share of assets aggregating Rs. 154.16 crores, liabilities aggregating Rs. 16.67 crores, income aggregating Rs. * and expenditure aggregating Rs. 2.57 crores which are accounted on the basis of information available, in the absence of audited accounts.

(iii) Participating interest in the respective Joint Venture operations entered into by TPL as on 31st March, 2003 are as follows :

Block	Participating Interest (%)
CY-OS/90-1 (PY-3)	21
CB-OS/1	10
CB-OS/2 (Exploration)	15
CB-OS-2 (Development)	10

(c) In the case of NDPL, financial statements have been prepared for the period 1st July, 2002 (being the commencement of commercial operations) to 31st March, 2003.

(d) In the case of Indigas, the Trombay LNG Project was discontinued in September, 2001. Accordingly, the financial statements of Indigas are not prepared on a 'going concern' basis. The assets of the discontinued operations, as a matter of prudence, have been included in the current assets at a nominal value of Re. 1 as their estimated realisable value cannot be determined at this stage. All other fixed assets have been disposed off during the year. 'Project Feasibility and related costs' and 'Expenditure incurred during the construction period', which consists of expenditure on feasibility and environment studies, drawings, designs and other related costs in the nature of intangibles has


TATA

been valued at Re. 1 and the balance amount for the year amounting Rs. 0.21 crore has been transferred to miscellaneous expenses. The aggregate balance lying in miscellaneous expenses to the extent not written off is Rs. 7.38 crores.

(iii) (a) Investments in Associates:

The Group's Associates are:

Name	Country of Incorporation	Percentage of Ownership Interest as at 31st March, 2003
Nelco Ltd.	India	49.82
Yashmun Engineers Ltd.	India	27.27
Tata Ceramics Ltd.	India	40.00
Tata Teleservices Ltd.	India	35.08
Panatone Finvest Ltd.	India	39.98
Tata BP Solar India Ltd.	India	49.00
Tata Projects Ltd.	India	30.00
Tata Services Ltd. #	India	27.49
Dynamic Advertising and Research Team Ltd. #	India	24.90
Aerospace Systems Pvt. Ltd. #	India	37.00
The Associated Building Co. Ltd. #	India	33.14
Rujuvalika Investments Ltd. #	India	27.59

These associates have not been considered for consolidation being not material to the Group.

(b) (i) The break-up of Investment in Associates is as under :- Rs. Crores

	Panatone Finvest Limited	Tata Tele-services Limited	Nelco Limited	Yashmun Engineers Limited	Tata BP Solar Limited	Tata Ceramics Limited	Tata Projects Limited
Refer Schedule "F"	3(b)	3(b)	3(a)	3(b)	4(b)	4(b)	3(b)
(i) Number of Equity Shares (Nos.)	50,000,000	50,000,000	11,368,090	9,600	1,782,000	9,110,000	67,500
(ii) Percentage holding	39.98	35.08	49.82	27.27	49.00	40.00	30.00
(iii) Cost of Investment (Equity Shares)	500.00	500.00	13.21	0.01	24.49	9.11	1.54
(iv) Including Goodwill/(Capital Reserve)	0.18	88.77	(1.53)	(0.24)	1.88	22.29	(14.39)
(v) Share in accumulated profit/(losses) net of dividends received	(3.48)	(121.76)	(7.40)	0.22	1.77	0.33	1.93
(vi) Share of (losses)/profits net of dividends received during the year	2.37	(135.59)	0.83	0.07	10.07	0.40	# (3.47)
(vii) Provision for diminution in the value of investments (Equity Shares)	—	—	—	—	—	$ (9.11)	—
(viii) Carrying Cost	498.88	242.65	6.64	0.30	36.32	0.73	—
(ix) Cost of Investment (Preference Shares)	—	—	—	—	—	88.04	—
(x) Provision for diminution in the value of investments (Preference Shares)	—	—	—	—	—	(46.22)	—

Share of loss restricted to the original cost of investments as per the equity method of accounting for associates under AS-23 'Accounting for Investments in Associates in Consolidated Financial Statements'.

$ Included in Schedule "F" under Provision for diminution in value of Investments.

The Financial Statements of all associates are drawn upto 31st March, every year.

(ii) The Associates not considered for consolidation being not material to the Group have been stated at cost as under :

Rs. Crores

		Tata Services Ltd.	Dynamic Advertising and Research Team Ltd.	Aerospace Systems Pvt. Ltd.	The Associated Building Co. Ltd.	Rujuvalika Investments Ltd.
	Refer Schedule "F"	3(b)	4(b)	4(b)	3(b)	4(b)
(i)	Number of Equity Shares (Nos.)	2,474	996	555,000	1,825	366,667
(ii)	Percentage holding	27.49	24.90	37.00	33.14	27.59
(iii)	Cost of Investment (Equity Shares)	0.16	0.01	0.56	0.13	0.30
(iv)	Provision for diminution in the value of investments	—	—	—	$ 0.07	—
(v)	Carrying Cost	0.16	0.01	0.56	0.06	0.30

The Group's investments in associates were reported as long term investments as on 31st March, 2002 (Schedule "F") and stated at cost less provision, if any, for permanent diminution in value of such investments. On adoption of AS-23, during the year investments as stated in (iii)(*b*)(i) above have been accounted for using the equity method whereby the investment is initially recorded at cost and adjusted thereafter for post acquisition change in the Group's share of net assets.

(*c*) Fixed Assets :

(i) All fixed assets are stated at cost less depreciation. Cost comprises the purchase price and any other applicable costs.

(ii) In respect of assets relating to the electricity business as Licensee:

(a) The net increase/decrease in the Company's liability for repayment of loans for suppliers' credit arrangement for purchase of fixed assets, consequent upon realignments in rupee value in terms of foreign currency values and cost of rollover charges on forward contracts, has been recognised in the Profit and Loss Account over the period of repayment of liabilities on the basis of the realised losses or gains on repayment and the amount of increase/decrease remaining to be charged off on the basis of future repayment is shown as an asset in the Balance Sheet.

(b) Borrowing costs in respect of loans acquired for acquisition and construction of fixed assets are charged to the Profit and Loss Account.

(iii) In respect of assets relating to the business of the Company other than the electricity business as Licensee and of assets relating to subsidiaries:

(a) The net increase/decrease in the Company's liability for repayment of loans for purchase of fixed assets, consequent upon realignments in rupee value in terms of foreign currency values is adjusted in the carrying amount of the respective fixed assets.

(b) Borrowing costs in respect of loans acquired for acquisition and construction of fixed assets are capitalised upto the date the assets are ready for use.

(iv) In the case of NDPL, the assets transferred from erstwhile Delhi Vidyut Board (DVB) are stated at the transaction value as notified by the Government of National Capital Territory of Delhi (GNCTD) under the Transfer Scheme. Values are assigned to different heads of Fixed Assets as per an independent valuer's estimation.



(d) Depreciation :

(i) Depreciation for the year in respect of assets relating to the electricity business of the parent company as Licensee has been provided on straight line method in terms of the Electricity (Supply) Act, 1948 on the basis of Central Government Notification No.S.O.265(E) dated 27th March, 1994, except that computers acquired on or after 1st April, 1998 are depreciated at the rate of 33.40% p.a. on the basis of approval obtained from the State Government.

(ii) Depreciation for the year in respect of assets relating to the electricity business of the parent company as other than a Licensee has been provided on straight line method in terms of the Electricity (Supply) Act, 1948 on the basis of Central Government Notification No.S.O.266(E) dated 29th March, 1994.

(iii) In respect of assets relating to the Broadband and Communication Business of the parent company, depreciation has been provided on straight line method basis at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

(iv) In respect of assets relating to the other business of the Company, depreciation has been provided for on Written Down Value (WDV) basis at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956, except in the case of the assets of AICL, which are depreciated on Straight Line Method (SLM) at the rates prescribed as per Schedule XIV to the Companies Act, 1956.

(v) Assets of the Company costing less than Rs. 5,000/- are written off in the year of purchase.

(vi) In the case of CTTL, depreciation on leased assets is provided on the straight line basis, writing off 100% of the cost of the assets over the primary life of the lease and is calculated on a pro rata basis with reference to the date from which the lease rentals commence. Depreciation on other fixed assets is provided on the written down value basis at the rates and in the manner prescribed by Schedule XIV of the Companies Act, 1956.

(vii) Technical know-how is generally written off on a straight line basis over a period of six years.

(viii) Leasehold land is amortised over the period of the lease.

(ix) Goodwill is amortised over a period of five years.

(e) Investments :

(i) Long term investments other than in associates considered for consolidation are carried at cost less provision, if any, for permanent diminution in value of such investments. Current investments are carried at lower of cost and fair value. Investments in associates considered for consolidation are accounted for using the equity method.

(ii) In the case of AICL, purchase of securities of Tata Group Companies are considered as investments and expenses for dematerialisation of shares have been written off. Other investments are considered as stock-in-trade.

(f) Inventories :

(i) Inventories of stores and spare parts and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress is valued at lower of cost and net realisable value and in the case of electronic products includes attributed profits. Cost includes material costs, labour and manufacturing overheads on the basis of absorption costing.

(ii) In the case of TPL, closing stock of crude oil is valued at net realisable value based on the prices expected to be realised and closing inventories of drilling stores and spares are valued at cost including taxes, duties and freight.

(iii) In the case of AICL, investments considered as stock-in-trade are valued at cost or market value whichever is lower. Expenses for dematerialisation of shares have been written off.

(g) Taxes on Income:

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods - (*See Note 24*). Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(*h*) Research and Development Expenses :

Research and Development costs of a revenue nature are charged as an expense in the year in which these are incurred.

(*i*) Warranty Expenses :

Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(*j*) Foreign Exchange Transactions :

Monetary assets and liabilities related to foreign currency transactions remaining unsettled at the end of the year are translated at the year-end rate and the difference in translation and realised gains and losses on foreign exchange transactions (other than for fixed assets) are recognised in the Profit and Loss Account. In respect of transactions covered by foreign exchange contracts, the difference between the contract rate and the spot rate on the date of the transaction is charged to the Profit and Loss Account over the period of the contract.

(*k*) Retirement Benefits :

Provisions for accruing liability for gratuity, pension and leave encashment on separation have been made on the basis of the liability as actuarially determined as at the year-end. There are no separate trust funds in respect of these liabilities in the parent company.

(*l*) Revenue Recognition :

(i) Revenue from Power Supply is accounted for on the basis of billings to consumers and is inclusive of Fuel Adjustment Charges.

(ii) Delayed Payment Charges for power supply are recognised, on grounds of prudence, as and when recovered.

(iii) In respect of Transmission EPC business unit, sales are accounted for on the basis of completion of shipment/delivery of goods.

(iv) Revenue in respect of Broadband and Communication Business is accounted for on the basis of sale of fibre cables and services rendered.

(v) In the case of TPL, Crude Oil is sold to a Refinery nominated under the Production Sharing Contract by the Government of India. The revenue has been recognised on transfer of custody to refinery/others based on the price agreed by the nominee. Sale of gas is recognised on production and transfer of gas from offshore platform to the processing facility onshore, where the buyers metering system accepts the delivery. Condensate, a by-product from the processing of gas at the onshore facility, is sold on transfer from the storage tankers at the onshore facility.

(*m*) Accounting for Petroleum Operations :

(i) TPL generally follows the Full Cost method of accounting for oil and gas exploration and development activities whereby all costs associated with exploring for and developing oil and gas reserves are capitalised, irrespective of the success or failure of specific parts of the overall exploration activity. Costs are accumulated in respect of each block in a cost pool, and the costs in each pool are written off against income arising from production of the reserves attributable to that pool.

(ii) Exploration and survey costs incurred are held outside the cost pool pending determination of the existence or otherwise of commerical reserves. These costs remain undepleted pending determination, subject to there being no evidence of impairment. In case the Company surrenders a Block, the accumulated exploration expenditure pertaining to such Block is written off in the year in which the Block is surrendered.


TATA

In the event of assignment/farm out of Participating Interest, the proportionate accumulated exploration expenditure is written off in the same year.

(iii) TPL has currently established two cost pools "CB-OS/2" and "CY-OS-90/1" for its producing properties in which all capitalised exploration and development expenditure relating to its Lakshmi Gas and PY-3 Oil properties, respectively are recorded.

(iv) Producing properties are created in respect of all areas where production commences. Producing properties, includes the cost incurred on exploration and development including costs in respect of dry wells included in the cost pool.

(v) Provision for Site Restoration and abandonment costs is also calculated on the "Unit of Production" basis. This represents the Company's estimated liability for costs that may be incurred on removal and abandonment of facilities at the end of the producing life of the field.

(vi) Expenditure carried within each cost pool (including future development costs) is depleted on a unit-of-production basis with reference to quantities, with depletion computed on the basis of the ratio that oil and gas production during the year bears to the balance estimated proved and probable reserves at commencement of the year. Future development costs as well as estimates of proved and probable reserves are taken on the basis of approved development plans or as certified by internationally recognised Reservoir Engineering Consultants.

(*n*) Accounting for Contracts :

(i) Income on contracts for construction, technical services related to construction of assets, etc. is accounted for on "completed contract" basis and included in "Other Income". Expenditure incurred during the pendency of contracts is carried forward as work-in-progress.

(ii) Income on contracts related to manufacture of electronic products and construction contracts in respect of Power Systems Business Unit are accounted for on "percentage of completion" basis. Expenditure incurred during the pendency of such contracts plus attributed profits is carried forward as work-in-progress.

(*o*) Deferred Revenue Expenses :

(i) Expenses incurred in connection with issue of Rights Shares and Global Depository Shares are amortised over the remaining period of the licence for supply of electricity, in accordance with the treatment adopted for the determination of "Clear Profit" under the Electricity (Supply) Act, 1948. However, the closing balance of the expenditure in connection with Global Depository Shares carried forward under 'Miscellaneous Expenditure (to the extent not written off)' has been disclosed as an adjustment against Securities Premium.

(ii) Expenses incurred in connection with the issue of Euro Notes are adjusted against Securities Premium.

(iii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.

(iv) In the case of TPL, payment of fees, costs and expenses towards arrangement of loans are amortised over the remaining period of loan i.e. till final maturity date and pre-incorporation expenses are written off equally over a period of ten years.

(*p*) Expenditure on Amalgamation :

The expenditure incurred is amortised over a period of five years.

(*q*) Payments under Voluntary Retirement Schemes:

Liability for schemes is charged off to the Profit and Loss account in the year in which the liability is incurred.

(*r*) Segment Reporting:

The accounting policies adopted for segment reporting are in line with the accounting policy of the Companies. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated expenses".

2. Assets costing less than Rs. 500/- each in respect of the parent company were in the past written off and not capitalised. With effect from 1st April, 2002, the limit of Rs. 500/- per item has been increased to Rs. 5000/- per item. The impact on the profit, as a result of this change has not been ascertained but is not likely to be material.

3. In the case of TPL, the Company was using proved developed reserves for estimating depletion expense for cost incurred on producing properties. For the current year depletion is computed using proved and probable reserves for the cost incurred to date together with the estimated future development costs of obtaining access to the reserves. Depletion expense for the year is lower by Rs. 6.84 crores due to the change in basis.

4. Broadband business:

   In respect of the Broadband business based on a technical assessment by the Management, commercial operations have been deemed to commence on 15th March, 2003 and income and expenditure upto that date has been treated as net expenditure during construction and capitalised.

5. (*a*) Accounting Standard 16 (AS-16) issued by The Institute of Chartered Accountants of India requires borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying fixed asset to be capitalised upto the date the assets are ready for use. However, in accordance with past practice and consistent with the treatment adopted for determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948, the Company has charged borrowing costs in respect of assets relating to the electricity business of the Company as Licensee to the Profit and Loss Account. The effect on profit for the year and reserves as at the end of the year, if borrowing costs had been capitalised, has not been determined.

   (*b*) Accounting Standard 11 (AS-11) issued by The Institute of Chartered Accountants of India requires exchange differences arising on repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, to be adjusted in the carrying amount of the respective fixed assets. However, in accordance with past practice and consistent with the treatment adopted for determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948, the Company has dealt with such differences in accordance with the accounting policy enunciated in Note 1(*c*)(ii) above. The effect on profit for the year and reserves as at the end of the year, if exchange differences had been adjusted in the carrying amount of fixed assets, has not been determined.

6. (*a*) The Company together with the erstwhile The Tata Hydro-Electric Power Supply Co. Ltd. (Tata Hydro) and The Andhra Valley Power Supply Co. Ltd. (Andhra Valley) had in 1999-2000 appropriated in advance through Special Appropriation towards Project Cost an amount of Rs.11.77 crores for which approval of the State Government is needed and for which application is being made. Out of this appropriation in advance, a sum of Rs.5.83 crores had been adjusted (against the amount to be appropriated) during the year 2000-2001 and the balance of Rs.5.94 crores has been adjusted during the year 2001-2002.

   (*b*) In terms of an approval from the Government of Maharashtra, the Company was authorised to appropriate in the year Rs. 22.50 crores from the income received from investment in units of Unit Trust of India invested out of the Deferred Taxation Liability Fund, towards the cost of the 220 kV South Mumbai Ring System to Special Appropriation towards Project Cost. As there has been no income received during the year on the said units, the Company has appropriated the full income of Rs. 4.37 crores received on other investments of the fund and in addition has appropriated a further amount of Rs. 24.38 crores as Special Appropriation towards Project Cost. The aggregate appropriation of Rs. 28.75 crores during the year is subject to the approval of the Government of Maharashtra for which application is being made.

7. "Reasonable Return" for the purposes of the Sixth Schedule to the Electricity (Supply) Act, 1948 has been computed in accordance with legal advice obtained by the Company regarding the correct interpretation of the Government of India notification dated 5th May, 1999. Any adjustment necessary in this account will be made by adjusting an equivalent amount against the Special Appropriation towards Project Cost after obtaining the approval of the Government of Maharashtra.

8. (*a*) Contingencies Reserve No.1 represents the transfer to such reserves in terms of para IV of the Sixth Schedule to the Electricity (Supply) Act, 1948.

   (*b*) Contingencies Reserve No.2 represents the transfer to such reserves in respect of the "Net surplus on cancellation of foreign exchange forward cover contracts", in accordance with the approval of the State Government.


TATA

9. The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A inserted by the Companies (Amendment) Act, 1999 effective 31st October, 1998 is not applicable to the Company.

10. (*a*) The Company has in consideration of loan facilities and deferred payment guarantee facilities aggregating to Rs.1038.10 crores (amount outstanding as at 31st March, 2003 – Rs. 990.50 crores) and Rs.520.00 crores (amount outstanding as at 31st March, 2003 – Rs.407.20 crores) respectively extended by the Financial Institutions and Banks to Haldia Petrochemicals Limited (HPL), given an undertaking to such Financial Institutions and Banks not to dispose off its investments in HPL without their prior consent so long as any part of the loan / guarantee limits sanctioned by them to HPL remains outstanding.

(*b*) The Company has

(i) an investment in and outstanding deposits with Tata Teleservices Limited (TTSL), an associate, of Rs. 242.65 crores and Rs. 275.00 crores respectively;

(ii) given guarantees to third parties on behalf of TTSL aggregating Rs. 880.00 crores and provided letters of awareness to banks and financial institutions in respect of facilities aggregating to Rs. 90.00 crores;

(iii) issued a non-disposal undertaking on existing and future shareholding in TTSL in consideration of a grant of a short term loan of Rs. 100.00 crores by the institution to TTSL;

(iv) given an undertaking in respect of long term borrowings by TTSL for the AP Circle Project to meet jointly with the other promoters (the Company's Share being 35.08%) cost over-runs and provide for shortfall in Cash Flow and contribute additional equity as required; and

(v) in terms of the shareholders agreement, an obligation to subscribe for or arrange along with the participants of the Tata Group, for additional capital as per a specified schedule.

(*c*) The Company has an investment in the equity shares of Panatone Finvest Limited (PFL) of Rs.498.88 crores and has provided guarantees to PFL's bankers for an aggregate amount of Rs. 500.00 crores.

(*d*) The Company has an investment in Tata Teleservices (Maharashtra) Limited (TTML) of Rs. 115.44 crores and has issued guarantees on behalf of TTML aggregating to Rs. 18.72 crores to TTML's bankers.

11. Capital commitments not provided for are estimated at Rs.255.53 crores (*31st March, 2002 – Rs. 268.49 crores*) [including Rs. 60.78 crores of the Joint Venture – NDPL].

12. The Company had entered into financial lease agreements in earlier years for assets aggregating Rs. 54.89 crores (*31st March, 2002- Rs.54.89 crores*) taken on lease. Future lease rental obligations on these assets aggregate to Rs. 0.70 crore (*31st March, 2002 – Rs.3.21 crores*). Lease rentals of Rs. 2.50 crores (*2001-2002 - Rs.3.30 crores*) payable for the year have been charged to the Profit and Loss Account.

13. 14% Twelfth Debentures of the face value of Rs.56.44 crores redeemed by the Company in earlier years have been kept alive for reissue.

14. Under agreements for an aggregate value of U.S. $ 55 million made between the parent company, the erstwhile Tata Hydro and Andhra Valley and Mitsui Leasing and Development Limited of Japan, the parent company has sold for cash and simultaneously repurchased on deferred payment basis part of the equipment acquired for the Trombay 2nd 500 MW (Unit 6) Project with a view to obtaining from the said parties loans for financing part of the cost of the Project. The deferred payment obligations [item (c) - Schedule "D"] under the above arrangements have been guaranteed by State Bank of India against:-

(*a*) a first charge created over the entire moveable/immoveable assets of the Company, both present and future, but subject to charges created/to be created in favour of bankers on the current assets. The above charges will rank on a *pari passu* basis with charges in favour of existing lenders for their loans for the 1st 500 MW Unit and 2nd 500 MW Unit and in favour of some of the debenture trustees and

(*b*) a counter guarantee furnished by the Company.

15. Under an agreement for an aggregate value of Japanese Yen 1440 million made between the Company, the erstwhile Tata Hydro and Andhra Valley and Kanematsu Corporation, Japan, the Company has obtained supplier's credit for part financing the import of equipment for 245 kV Gas Insulated Switchgear for Borivli Receiving Station. The deferred payment obligations [item (*d*) - Schedule "D"] under the above arrangements have been guaranteed by State Bank of India.

16. Contingent Liabilities:-

(*a*) Claims against the Company not acknowledged as debts Rs.112.50 crores *(31st March, 2002 – Rs. 110.23 crores)* [Including Rs. 2.28 crores of the Joint Venture - NDPL].

(*b*) Other employee matters – amount not ascertainable.

(*c*) Taxation matters for which liability is disputed by the Company and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed):

		Rs. Crores
		As at 31st March, 2002
(i) Matters on which there are decisions of the appellate authorities in the Company's favour, not accepted by the tax authorities	37.95	*37.35*
(ii) Other matters in respect of which the Company is in appeal	13.48	*14.71*
(iii) Interest and penalty demanded	27.06	*20.96*
(*d*) Bills discounted	—	*6.00*
(*e*) Bonds furnished to Excise authorities	0.36	*1.02*

(*f*) In the case of CTTL, the Company has "Line of Credit (LOC) Through" facility with Housing Development Finance Corporation Ltd. (HDFC) for an amount of Rs.0.30 crore under the Company's Housing Loan Scheme for its employees. Total amount outstanding with HDFC under the scheme at the end of the year is Rs.0.28 crore the repayment of which is guaranteed by the Company.

(*g*) In the case of NDPL, the Group is contingently liable for any liabilities arising out of any event including any legal proceedings prior to the transfer of the business of the Distribution Company (DISCOM) to NDPL to the extent of Rs. 0.49 crore per annum, considered individually or collectively during the first five years of its operations.

Note: If any liability materialises in respect of items (*a*) to (*c*) above in respect of the parent company, the same would have to be considered for the purposes of the computations and appropriations under the Electricity (Supply) Act, 1948, to the extent it pertains to the licensed business.

17. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from BSES Limited (BSES), the Company has, in accordance with past practice, taken credit for the amount recoverable in terms of the Government of Maharashtra Order of 22nd March, 2000. This amount upto 31st March, 2003 aggregates Rs. 793.00 crores, including Rs. 198.00 crores for the year ended 31st March, 2003. However, these amounts have been disputed by BSES and only Rs. 406.25 crores has been paid by BSES to MSEB through Tata Power Company Ltd./ Maharashtra Electricity Regulatory Commission (MERC) till 31st March, 2003. MERC had heard the dispute and issued an Order on 7th December, 2001. Both the Company and BSES appealed to the High Court of Judicature at Bombay against the said MERC Order. Pending receipt of the order, no adjustment has been made for the amounts payable as per the MERC Order of Rs. 62.44 crores for 1999-2000 or for the shortfalls (amount not ascertained) for the years 2000-2001, 2001-2002 and 2002-2003. Subsequent to the finalisation of the Standalone financial statements of the parent company for the year ended 31st March, 2003, the High Court Order dated 3rd June, 2003 was received and effect of the same, if any, will be reflected in the financial statement of the parent company and the consolidated financial statements for the year ending on 31st March, 2004.



18. (a) (i) Provision has been made in the accounts for supply of gas upto 29th January, 1987 by Oil and Natural Gas Commission (ONGC) on the basis of their bills. The Company has been advised that the price at which the gas is billed is to be treated as provisional. The Company has not accepted this position.

(ii) In respect of gas supplied by ONGC from 30th January, 1987 to 15th May, 1992, transportation charges have been billed on a provisional basis. The Company has also been advised that the excise duty and octroi, if levied, on the price of gas, together with the sales tax on the excise duty, transportation charges and octroi would be recovered from the Company.

(iii) In respect of gas purchased from ONGC and later from GAIL, claims aggregating to Rs. 40.09 crores (*31st March, 2002 - Rs.40.09 crores*) have been made on the Company towards shortfall in the off take of minimum guaranteed quantities of gas during the period from 1st April, 1992 to 31st March, 2001 which claims have been contested by the Company.

(iv) In respect of supply of fuel by Hindustan Petroleum Corporation Limited, the Company has not accepted claims for quantities billed which are in excess of the Company's meter readings. The amount of such claims not provided for aggregates to Rs.3.74 crores (*31st March, 2002 – Rs.3.74 crores*).

(v) In respect of gas purchased from GAIL, claims (net of provisions made) aggregating Rs. 0.92 crore (*31st March, 2002 – Rs.0.79 crore*) have been made on the Company towards transmission charges for the years 1999-2000, 2000-2001, 2001-2002 and 2002-2003 which have been settled by the Company.

(b) If any amount is payable by the Company in respect of the items referred to in (i) to (v) above, the same would be recoverable as part of fuel surcharge from the consumers. No provision has, therefore, been made in the accounts in respect of these items.

19. In the case of TPL, Production Costs Field Operating Expenses of Rs. 18.64 crores is inclusive of :

Rs. Crores

			As at 31st March, 2002
(i)	Hire charges	14.70	*14.36*
(ii)	Insurance	0.83	*0.51*
(iii)	Fuel, Water and others	0.51	*0.42*
(iv)	Manpower charges	1.04	*0.28*
(v)	Production expenses for gas	1.55	—
(vi)	Other expenses	0.01	*0.94*
		18.64	*16.51*

20. In the case of TPL,

(a) The Company has placed a deposit of Rs. 2.10 crores with Barclays Bank Plc. which is under lien for a bank guarantee provided for CB-OS/1 Block.

(b) The balance with non-scheduled bank represents the balance with Barclays Bank, London. The maximum amount outstanding at any time during the year in respect of this account is Rs. 3.16 crores (*31st March, 2002 – Rs. 5.68 crores*).

21. Salaries, wages and bonus [item 1(*a*) - Schedule "2"] is net of reversal of excess provision in previous year of Rs. 6.49 crores.

22. Rates and Taxes [item 2(*e*) - Schedule "2"] include write back of provision made in the earlier years towards property tax payable aggregating Rs.11.33 crores (*31st March, 2002 - Rs. 36.92 crores towards sewerage tax payable*), consequent to finalisation of rateable value.

23. The parent company has paid during the year monthly payments aggregating to Rs. 0.33 crore (*Previous Year Rs. 0.15 crore*) under post retirement scheme to former Managing Directors.

24. Consequent on the application of Accounting Standard 22 (AS-22) "Accounting for Taxes on Income" which became effective from 1st April, 2001:

(a) In respect of the licensed business of the parent-company there is, on the difference between the written-down values of fixed assets (including foreign exchange fluctuations on approved borrowings) as per the Electricity (Supply) Act, 1948 and the Income-tax Act, 1961, a deferred tax liability of Rs. 419.56 crores as at 31st March, 2003 (*31st March, 2002 - Rs. 429.00 crores*). In terms of an approval in principle from the Government of Maharashtra, a Special Appropriation (subject to the approval of the Government) of Rs. 22.93 crores has been made to the Deferred Taxation Liability Fund during the year ended 31st March, 2003 in addition to an appropriation of Rs. 106.63 crores made during the year 2001-2002.

(b) In respect of the non-licensed business and other adjustments relating to licensed business of the parent company there is a net deferred tax asset of Rs. 20.57 crores as at 31st March, 2003.

(c) Consequent on the Accounting Standards Interpretation (ASI) 3 issued by The Institute of Chartered Accountants of India, deferred tax liability created in the previous year in respect of undertakings in respect of the parent company entitled to deduction under Section 80 IA, has been adjusted during the year ended 31st March, 2003. An amount of Rs. 95.93 crores in respect of deferred tax liability applicable to the period prior to 1st April, 2001 has been credited to the General Reserve and an amount of Rs. 67.36 crores has been credited to the Profit and Loss Account for the year ended 31st March, 2003.

(d) TPL has availed benefit under Section 42 in respect of its exploration expenses and has accumulated significant unabsorbed losses under the Income-tax Act, 1961. The Company has also claimed tax holiday benefit under Section 80 IB for its income from producing properties for a period of seven years from the date of commencement of production. Due to the inherent uncertain nature of the Company's operations, it is not possible to estimate the year of reversal of timing differences arising beyond the tax holiday period and accordingly it is not possible to determine the deferred tax amount.

(e) Details of net Deferred Tax Asset is as under:

		Rs. Crores
Deferred Tax Liability:		
Arising on account of timing differences in:		
Depreciation	467.68	*628.91*
Less: Balance in Deferred Tax Liability Fund	419.56	*396.63*
(A)	48.12	*232.28*
Deferred Tax Assets:		
Arising on account of timing differences in:		
Provision for doubtful debts and advances	17.25	*20.28*
Provision of tax, duty, cess, fee	20.18	*21.01*
Provision for gratuities	19.32	*18.32*
Provision for leave encashment	3.35	—
Others	16.19	*9.72*
(B)	76.29	*69.33*
Net Deferred Tax (Asset) (A)-(B)	(28.17)	*162.95*
Share of Joint Ventures - Liability	6.95	—
	(21.22)	*162.95*



25. Managerial Remuneration in respect of parent company :

		Rs. Crores	
(a)	(i) Managerial Remuneration inclusive of commission to Whole-time Directors and other Directors	2.12	*1.75*
	(ii) Estimated value of Benefits in cash or in kind provided to Whole-time Directors	0.38	*0.28*
		2.50	*2.03*

(b) Managerial Remuneration shown above is net of Rs.0.25 crore (*31st March, 2002 - Rs. 0.30 crore*) being write back of excess provision for commission relating to previous year.

(c) Rs.0.06 crore (excluding gratuity) which is subject to Shareholders' approval at the forthcoming Annual General Meeting.

26. Disclosure as required by Accounting Standard-18 (AS-18) 'Related Party Disclosures' issued by The Institute of Chartered Accountants of India are as follows :

Names of the related parties and description of relationship :

(a) Related parties

(i) Associates	Aerospace Systems Pvt. Ltd.
	Dynamic Advertising and Research Team Ltd.
	Nelco Ltd.
	Panatone Finvest Ltd.
	Rujuvalika Investments Ltd.
	Tata BP Solar India Ltd.
	Tata Ceramics Ltd.
	Tata Projects Ltd.
	Tata Services Ltd.
	Tata Teleservices Ltd.
	The Associated Building Co. Ltd.
	Yashmun Engineers Ltd.
(ii) Joint Ventures	India Natural Gas Co. Pvt. Ltd.
	North Delhi Pvt. Ltd.
(iii) Promoters holding together with its Subsidiary is more than 20%	Tata Sons Ltd.

(b) Key Management Personnel

(b) Key Management Personnel	Vandrevala F. A.
	Kukde P. K.
	Engineer A. J.
	Sahni A. M.

(c) Details of Transactions:

Rs. Crores

	Associates	Joint Ventures	Key Management Personnel	Promoters
Purchase of goods	0.75 *7.02*			
Sale of Scrap		0.16 —		
Purchase of fixed assets	62.94 *137.73*	0.04 —		
Sale of fixed assets	0.04 —			
Rendering of services	0.46 —	4.19 *1.13*		0.10 —
Receiving of services	12.06 *7.36*	* —		0.91 *1.46*
Management contracts				10.44 *9.10*
Guarantee and collaterals	1570.00 *1070.00*			
Interest received	27.92 *15.86*		0.01 —	— *0.20*
Dividend received	15.01 *1.50*			3.75 *2.41*
Dividend paid			* —	28.44 *28.20*
Guarantee commission received	3.05 *1.79*			
Guarantee commission paid				0.16 *0.06*
Deposits given	400.00 *774.05*	1.50 —		— *45.80*
Refund towards deposits given	130.00 *564.05*			— *45.00*
Refund of advances		2.20 —		
Equity contribution (including advance towards equity contribution)	237.38 *514.78*	180.32 —		
Provision for diminution in investments	— *46.22*	— *1.00*		
Amounts written off / Bad debts		— *15.09*		
Redemption of Preference Shares	— *1.50*			15.00 —
Remuneration paid			2.50 *1.69*	
Loans given			— *0.20*	
Loans repaid			0.07 —	
Advances received	0.01 —			
<u>Debit balances outstanding</u>				
Deposits given (including interest accrued)	275.16 *211.74*			— *0.80*
Advance towards equity	— *394.03*			
Other receivables	0.43 *0.20*	3.29 —		0.02 —
Loans			0.19 *0.27*	
<u>Credit balances outstanding</u>	1.78 *20.14*			— *9.17*

Note : Previous year's figures are in italics



27. Segment Information:

(a) Primary Segment Information:

Rs. Crores

	Power	Others	Eliminations	Total
REVENUE				
External Revenue	4,658.96	161.19		4,820.15
	3,765.77	*97.96*		*3,863.73*
Inter-Segment Revenue	0.87	0.22	(1.09)	
	0.69	*0.13*	*(0.82)*	
Total Revenue	4,659.83	161.41	(1.09)	4,820.15
	3,766.46	*98.09*	*(0.82)*	*3,863.73*
RESULT				
Total Segment Results	860.72	36.58		897.30
	763.42	*18.42*		*781.84*
Interest Expense				(310.78)
				(302.39)
Unallocable income net of unallocable expense				93.83
				174.14
Income Tax				(164.37)
				(165.13)
Profit after Tax before share of associates				515.98
				488.46
Share of Loss of associates				(125.32)
				—
Profit after Tax after associates before minority interest				390.66
				488.46
OTHER INFORMATION				
Segment Assets	5,357.94	620.89		5,952.92
	4,924.15	*576.02*		*5,500.17*
Unallocated Assets				2,942.03
				3,120.28
Total Assets				8,894.95
				8,620.45
Segment Liabilities	1,133.68	89.97		1,223.65
	1,027.32	*102.11*		*1,129.43*
Unallocated Liabilities				3,240.54
				3,297.43
Total Liabilities				4,464.19
				4,426.86
Capital Expenditure	233.26	69.11		302.37
	462.53	*165.91*		*628.44*
Non-cash Expenses other than Depreciation/ Amortisation	120.12	3.12		123.24
	60.62	*0.55*		*61.17*
Depreciation (to the extent allocable to segment)	369.68	17.48		387.16
	278.34	*15.49*		*293.83*

Types of products and services in each business segment :

Power — Generation, Transmission and Distribution of Electricity.

Others — Electronics, Broadband Services, Project Consultancy, Terminalling, Investing, Oil Exploration, etc.

(b) Secondary Segment Information :

The export turnover of the Company being 0.34% of the total turnover, there are no reportable geographical segments.

28. Consolidated Cash Flow Statement for the year ended 31st March, 2003 :

				Year ended 31-03-2003 Rs. Crores		*Year ended 31-03-2002 Rs. Crores*
A.	**Cash Flow from Operating Activities**					
	Net Profit before Taxes and Extraordinary Items			680.35		*653.59*
	Adjustments for:					
	Depreciation and depletions		387.16		*316.44*	
	Interest Expenditure		310.78		*302.39*	
	Interest Income		(60.18)		*(51.37)*	
	Income from Trade Investments		(14.59)		*(1.62)*	
	Income from Other Investments		(7.96)		*(7.80)*	
	Dividend Income from Units		—		*(29.69)*	
	Provision for diminution in value of Investments		(12.58)		*85.78*	
	Retiring Gratuities		8.49		*9.68*	
	Leave Encashment		4.48		*4.86*	
	Pension Scheme		4.86		*1.03*	
	Loss on Sale of Assets (Net)		(4.31)		*0.58*	
	Loss on Exchange on loan repayments (Net)		8.50		*2.73*	
	Guarantee Fees for Loans/Other Finance Charges		10.63		*14.08*	
	Profit on Sale of Investments (Net)		(31.27)		*(244.30)*	
	Surplus on buy-back of Euro Notes		(2.32)		*(8.75)*	
	Provision for Contingency		0.03		*0.30*	
	Exploration expenses written off/site restoration cost		3.24		*—*	
	Net increase in Foreign Currency Liabilities written off		90.63		*53.27*	
	Miscellaneous Expenditure written off		14.60		*14.18*	
				710.19		*461.79*
	Operating Profit before Working Capital Changes			1,390.54		*1,115.38*
	Adjustments for:					
	Trade & Other Receivables		(202.55)		*(270.45)*	
	Inventories		(8.99)		*(21.44)*	
	Trade and other Payables		167.51		*76.71*	
				(44.03)		*(215.18)*
	Cash Generated from Operations			1,346.51		*900.20*
	Taxes Paid		(220.65)		*(102.55)*	
	Miscellaneous Expenditure (to the extent not written off) incurred during the year		(2.28)		*—*	
	Retiring Gratuities Paid		(4.33)		*(3.71)*	
	Leave Encashment Paid		(1.67)		*(1.05)*	
	Pension Paid		(0.75)		*(0.60)*	
				(229.68)		*(107.91)*
	Cash Flow before Extraordinary Items			1,116.83		*792.29*
	Extraordinary Items			—		*—*
	Net Cash from Operating Activities	A		1,116.83		*792.29*
B.	**Cash Flow from Investing Activities**					
	Purchase of Fixed Assets			(867.00)		*(465.21)*
	Sale of Fixed Assets			8.47		*1.24*
	Exploration expenditure			(6.03)		*(2.72)*
	Development expenditure			(8.59)		*(59.26)*
	Purchase of Investments			(4,466.59)		*(10,028.28)*
	Sale of Investments			4,513.48		*9,465.19*
	Interest Received			58.69		*49.78*
	Inter-corporate deposits/advances placed			(37.77)		*(289.52)*
	Interest Received on Inter-corporate deposits			0.05		*—*
	Interest Paid on Inter-corporate deposits			(2.71)		*(4.78)*
	Income from Trade Investments			13.36		*1.62*
	Income from Other Investments			6.00		*7.42*
	Dividend Income from Units			—		*30.20*
	Net Cash used in Investing Activities	B		(788.64)		*(1,294.32)*
C.	**Cash Flow from Financing Activities**					
	Increase in Capital Contributions			5.67		*0.18*
	Proceeds from Borrowings			489.35		*1,604.41*
	Repayment of Borrowings			(582.42)		*(1,455.81)*
	Guarantee Fees for Loans/Other Finance Charges			(11.19)		*(14.05)*
	Interest Paid			(314.07)		*(279.04)*
	Dividend Paid			(99.07)		*(99.14)*
	Additional Income-tax on Dividend Paid			—		*(10.11)*
	Net Cash used in Financing Activities	C		(511.73)		*(253.56)*
	Net Decrease in Cash and Cash Equivalents (See Note 2)	(A+B+C)		(183.54)		*(755.59)*
	Cash and Cash Equivalents as at 1st April, 2002 (Op. Bal.)			**328.02**		***1,083.61***
	Cash taken over from Joint Venture (Op. Bal.)			**8.08**		*—*
	Cash and Cash Equivalents as at 31st March, 2003 (Cl. Bal.)			**152.56**		***328.02***

Note : 1. Cash and Cash Equivalents include :
Current Accounts with Scheduled Banks Rs. 68.06 crores *(Previous Year Rs. 104.47 crores)*
Term/Call Deposits with Scheduled Banks Rs. 71.93 crores *(Previous Year Rs. 216.66 crores)*
Cash and Cheques on hand Rs. 0.20 crore *(Previous Year Rs. 0.22 crore)*
Current Accounts with Non-Scheduled Banks Rs. 3.36 crores *(Previous Year Rs. 6.67 crores)*
Share in Joint Venture Rs. 9.01 crores
2. The minority interest in the net decrease in Cash and Cash Equivalents is Rs. Nil.

29. Figures are rounded off to nearest lakh. Figures below Rs. 50,000 are denoted by '*'. Figures for the previous year have been restated wherever necessary to conform to this year's classification. In view of the adoption of AS-23 and AS-27, the figures of the current year are not comparable to those of the previous year.

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Attendance Slip

Shareholders attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the EIGHTY-FOURTH ANNUAL GENERAL MEETING of the Company at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020, at 3.00 p.m. on Monday, the 4th August, 2003.

....

Full name of the Shareholder (in block capitals) Signature

Folio No. : .... / DP ID No.* .... & Client ID No.* ....

*Applicable for members holding shares in electronic form.

....

Full name of Proxy (in block capitals) Signature

NOTE : Shareholder/Proxyholder desiring to attend the meeting should bring his copy of the Annual Report for reference at the meeting.

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Proxy

I/We ....

of .... in the district of .... being

a Member/Members of the above named Company, hereby appoint .... of

.... in the district of .... or failing him

.... of .... in the district of

.... as my/our Proxy to attend and vote for me/us and on my/our behalf at the EIGHTY-FOURTH ANNUAL GENERAL MEETING of the Company, to be held on Monday, 4th August, 2003 and at any adjournment thereof.

Signed this .... day of .... 2003.

Folio No. : .... /DP ID No.* .... & Client ID No.* ....

*Applicable for members holding shares in electronic form.

No. of Shares Signature ______ [Affix 30 Paise Revenue Stamp] ______

This form is to be used @ in favour of / @ against the resolution. Unless otherwise instructed, the proxy will act as he thinks fit.

@ Strike out whichever is not desired.

NOTE : (i) The proxy must be returned so as to reach the Registered Office of the Company at Bombay House, 24, Homi Mody Street, Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.

(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.



TATA

Hydro Augmentation



- **Modernisation of Khopoli generators** completed
- **Khopoli Tunnel work in progress**, scheduled to be completed in October 2005
- **Strengthening of dams** at Walwan and Shirawata in progress

TATA POWER

The Tata Power Company Limited

Bombay House 24 Homi Mody Street Mumbai 400 001

Lifeline Express



World's first Hospital on Train that changed the lives of thousands of underprivileged people covering a population of 8 lakhs and 1000 villages.

Total Patients attended OPD	: [illegible]
Total Surgeries Performed	: 1009
Appliances given to Polio Patients	: 196
Hearing Aids Provided	: 385